Form 10-K, Exhibit 13
ADVANCED TECHNOLOGY LABORATORIES INC/
filed 1995-03-31
CIK 806086

                                                                  EX. 13

             [Triangle map of Western Europe and Northern Africa,
      ATL Logo and cut out showing image described in caption on Page 1]

ATL 1994 ANNUAL REPORT

ATL is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems. These systems are used in radiology, cardiology, obstetrics and gynecology, vascular, musculoskeletal and intraoperative applications. The Company is dedicated to the innovation and development of ultrasound technology that broadens its clinical application while reducing the cost and trauma of diagnosis and treatment.

           [Image: Digital ultrasound image of transplanted kidney]

Page 1 CAPTION: A new color Doppler technology, Color Power Angio/TM/, illuminates intricate vascular detail in a transplanted kidney.


FINANCIAL SUMMARY

---------------------------------------------------------------------------------
(in thousands)                                      1994        1993        1992
---------------------------------------------------------------------------------
RESULTS OF OPERATIONS

  Revenues                                      $366,152    $360,497    $380,405
  Gross Profit                                   163,583     165,849     177,409
  Selling, general and administrative expenses   115,595     110,752     111,883
  Research and development expenses               56,426      51,265      46,051
  Net income (loss)*                             (20,204)*    (3,321)*    10,729*
  Excluding one-time charges                      (8,191)        954      15,688

BALANCE SHEET

  Cash and short-term investments               $ 22,901    $ 54,758    $ 81,717
  Marketable debt security                         4,988       4,988          --
                                                --------    --------    --------
  Total cash and investments                      27,889      59,746      81,717

  Total assets                                   331,521     329,397     344,523

  Long-term debt                                  17,688      11,600      12,077

  Shareholders' equity                           191,176     210,835     227,234
---------------------------------------------------------------------------------
Common shares outstanding                         13,330      13,101      13,838
---------------------------------------------------------------------------------

*1994 Loss includes $12,013 of merger and related costs, restructuring expenses and a provision for litigation claim; 1993 Loss includes restructuring expenses of $4,275, and 1992 Income includes $4,959 of stock distribution expenses and restructuring expenses related to the Distribution of SpaceLabs.

CHAIRMAN'S LETTER

Fellow Shareholders,

  ATL faced a challenging and difficult year in 1994. Fundamental restructuring of the U.S. health care market and soft economic trends in Europe created unfavorable conditions in our two largest markets. Nevertheless, the Company made important progress toward its strategic goal of becoming a leader in all clinical segments of the worldwide ultrasound market. As a result, we believe we have established the foundation for significantly improved future financial performance.

  During the year, we broadened our participation in the $2 billion worldwide ultrasound market through the acquisition of Interspec, Inc., a leading U.S. cardiology ultrasound company. We now offer a product line that expands our strong position in the premium performance, general imaging markets to the large cardiology market as well as to the growing market for high quality, mid-priced systems.

  In the fourth quarter, we introduced our single most important product advance to date, the HDI(TM) 3000. ATL's fourth generation all-digital system represents a decade of investment and clinical leadership in digital ultrasound. The HDI 3000 delivers superior performance, shorter examination times, unparalleled ease of use and the ability to move easily to wherever it is needed in the hospital. We believe the HDI 3000 superbly addresses the economic imperatives of the new health care environment in the United States and international markets.

  Today's worldwide health care market is undergoing sweeping change driven by economic and political forces. For the past two years, the U.S. ultrasound market has contracted significantly as hospitals coped with massive restructuring and consolidation. Federal and state activity on health care reform created further uncertainty and postponement of some medical equipment expenditures. For all of its near term turmoil, we believe that the emerging health care delivery system with its focus on patient outcomes and cost containment will favor the use of noninvasive technologies such as ultrasound. With our strong market position and broad product line, we believe that we are increasingly well positioned to take advantage of this trend.

  Approximately half of ATL's revenues are generated internationally. We enjoy a market leadership position in Europe, a region now emerging from its worst recession in over 20 years. Our expansion into the mid-range market with the newly acquired Apogee (Registration Mark) products showed strong momentum as we closed the year. We believe this product line will be a key strategic asset in 1995.

  The Asia Pacific and Latin American markets continued to demonstrate excellent growth throughout 1994. We opened our first Latin American subsidiary in Argentina as well as a regional office in Singapore to support growth throughout Asia. Most recently we reached agreement to increase our equity position to a majority share in our joint venture in India.

Financial Performance

  The year's financial performance reflected the investments required for the Interspec acquisition, expansion of international distribution, development and launch of new products as well as constrained, competitive market conditions. Worldwide revenues increased 1.6% over 1993 to $366.2 million. Gross margin declined from 46.0% in 1993 to 44.7% in 1994 due to market pricing pressures. Operating expenses rose 5.2% to $173.2 million for the reasons noted above. We had two non-recurring charges totalling $7.0 million for the acquisition of Interspec and severance costs associated with continuing corporate streamlining activities. In addition we accrued $5.0 million for ongoing patent litigation with SRI International, Inc. Excluding these one-time charges, the net loss for 1994 was $8.2 million or $0.62 per share. Including the charges, the loss was $20.2 million or $1.53 per share. Our balance sheet is strong and continues to reflect a low level of debt.

  We recently announced plans to consolidate Interspec's operations with those of our headquarters during 1995. This consolidation will bring important benefits, saving an estimated $8.0 million annually. We expect to accrue one-time charges of approximately $5.0 million for employee relocation and severance expenses in 1995.

Dedicated to Ultrasound

  As the worldwide economy strengthens, demand for improved health care increases. ATL is leading in opening new frontiers of ultrasound application that contribute to improved patient care by reducing the need for more expensive, invasive diagnostic procedures. It is our dedicated focus on ultrasound that keeps ATL at the forefront of technology development and challenges us to respond to clinical and diagnostic demands of health care environments worldwide.

  We would like to thank Ralph M. Barford, who retired from the Board, for his years of distinguished service to ATL. We welcome new board member Phillip M. Nudelman, Ph.D., president and CEO of Group Health Cooperative of Puget Sound. Dr. Nudelman is a nationally recognized expert on the organization and delivery of cost-effective health care. To ATL employees, I extend my appreciation for the many contributions throughout the year. We thank you, our shareholders, for your continued support.

/s/ Dennis C. Fill

Dennis C. Fill
Chairman and Chief Executive Officer
February 17, 1995

ATL WORLDWIDE

  From the earliest days of medical practice, physicians have sought to understand and heal the human body while causing no harm. Technologies such as ultrasound that offer a means of looking into the body with virtually no risk to the patient have become an essential health care need throughout the world. Since 1991, ATL's all-digital High Definition/TM/ Imaging (HDI) has stood as a hallmark of excellence in diagnostic ultrasound. Today, over 3,000 major medical research institutions, hospitals and clinics worldwide use HDI systems to better understand and define anatomical structures, disease states, blood flow and fetal status. Its advanced capabilities are helping to open new areas of ultrasound diagnosis. The following examples highlight the impressive potential of ATL's High Definition ultrasound to provide better health care while reducing its cost.

      [Graphic: Employees assembling ultrasound units, over background of
                             Northern Hemisphere]

Page 4 CAPTION: SEATTLE, WASHINGTON Design and manufacture of HDI 3000 has achieved certification to the rigorous ISO 9001 international quality standard.

  Appendectomies are one of the most common forms of emergency surgery. Yet studies have determined that the appendix was normal in 10-20 percent of men undergoing an appendectomy and in as many as 46 percent of women who are ovulating. A major factor contributing to these unnecessary surgeries is the difficulty of confirming--or ruling out--appendicitis, a potentially life threatening situation. Until recently, ultrasound could not routinely differentiate appendicitis from other causes of pelvic pain. Now, with the advanced imaging capabilities of HDI technology, clinicians report they can successfully evaluate the appendix in almost all cases. Visualizing a normal appendix significantly reduces the number of unnecessary appendectomies and allows more accurate diagnosis of the actual underlying problem.

  Vascular surgery is another important area where ATL is contributing to improved patient outcomes while lowering health care costs. Recent studies have shown that ultrasound used during vascular surgery can reduce the incidence of post-operative complications requiring corrective surgery. A new scanhead introduced by ATL is gaining rapid acceptance in this emerging clinical application. The miniature, lightweight Entos/TM/ CL10-5 broadband scanhead is designed to be placed directly on the blood vessel allowing the surgeon to inspect the technical quality of repairs--and perform a surgical revision immediately if a defect is identified--prior to closure of the incision. This not only saves patients the trauma and risk of repeat surgery, but potentially saves hundreds of thousands of dollars annually in health care costs per hospital.

  Musculoskeletal injuries--injuries to muscles, tendons and ligaments--affect tens of thousands of people each year and are difficult to diagnose and treat. A variety of expensive, invasive diagnostic techniques are currently used to evaluate these conditions, from magnetic resonance imaging to arthroscopy to x-ray. Physicians report that ATL's new CL10-5 scanhead can successfully image the small superficial structures involved in sports medicine and repetitive motion injuries such as carpal tunnel syndrome--a new capability that could help launch ultrasound into orthopedic radiology. In addition to its cost advantages, ultrasound offers the added benefit of displaying function and blood flow in real time, allowing evaluation of important diagnostic indicators such as inflammation and subtle soft tissue changes.

   [Graphic: Frontal view of heart within body, over background of Northern
                                  Hemisphere]
Page 5 CAPTION: MUNICH, GERMANY Diagnostic ultrasound is a leading technique worldwide for the noninvasive assessment of cardiovascular disease.

Ultrasound makes possible the dynamic imaging of musculoskeletal anatomy through its full range of motion, something not possible with other imaging technologies.

  Breast cancer is a leading cause of death in women worldwide. ATL's work in women's health continues with the initiation of a breast imaging study in conjunction with the French government. This study will further assess the potential of high resolution ultrasound to help differentiate mammographically indeterminate solid breast lesions, thereby reducing the need for breast biopsies.

[Graphic: Pregnant woman being scanned by ultrasound technician, over background of Southern Hemisphere]

Page 6 CAPTION: SAO PAULO, BRAZIL The Apogee 800 system safely reveals vital information during pregnancy.

  Surgical breast biopsies are highly invasive, remove an average of 2.4 cubic inches of tissue, cause scarring and sometimes deform the breast. A high percentage are found to be benign. The French study is patterned after ATL's international, multi-site breast study completed in 1993. In that study, clinical investigators reported that approximately 37 percent of breast biopsies could potentially be avoided with the adjunctive use of High Definition ultrasound following a mammogram with indeterminate findings. In 1994, the U.S. Food and Drug Administration (FDA) granted expedited review to the Company's Premarket Approval (PMA) application for this new ultrasound indication. ATL is currently working with the FDA as they review the study. The French study will add significantly to the science of breast ultrasound imaging with preliminary findings expected in a year.

A Demanding New Level of Diagnostic Performance

  Health care systems worldwide face increased pressure for both clinical productivity and diagnostic accuracy. Advances in ultrasound technology are providing physicians with resolution of anatomical detail that is often competitive with and sometimes unmatched by more expensive, invasive and time consuming diagnostic techniques. For reasons of cost and quality, demand for ultrasound is rising in hospital intensive care units, surgical suites, emergency rooms and outpatient facilities. As physicians and health care administrators seek to improve overall patient management, imaging protocols relying on ultrasound will become more prevalent. These trends are shaping and changing the use of ultrasound around the world.

[Graphic: Tennis players highlighting ankle and shoulder joints, over background of Southern Hemisphere]

Page 7 CAPTION: SYDNEY, AUSTRALIA Clinicians report that HDI technology has the potential to make a major contribution in the management of sports injuries.

  In October 1994, ATL introduced its fourth generation all-digital ultrasound system, the HDI 3000, a system designed to address the increasingly demanding requirements of the changing health care environment, now and into the next century. In clinical meetings attended by over 1,500 leading clinicians in North America, Europe, Latin America and Asia Pacific, the performance, usability and mobility of the HDI 3000 were hailed as major advances. The system incorporates the latest in digital technology with the clinical experience gained from many millions of HDI examinations performed all over the world. Its proprietary all-digital architecture enables total software control of image formation, automatically adjusting over 500 individual parameters for a selected clinical application. This new capability, called Tissue Specific(TM) Imaging, decreases patient examination time and assists in obtaining uniformly excellent diagnostic results from patient to patient. Clinicians report that the new user interface with its intuitive controls further enhances productivity by sharply reducing the learning time required when compared with other high performance systems.

  The HDI 3000 operates at speeds equivalent to the processing power of a supercomputer, delivering sharper images and more diagnostic data. It weighs up to one-third less than other premium performance systems, bringing high performance ultrasound easily and efficiently to the patient's bedside. Previously, clinicians were often forced to undertake the risk and expense of transporting critically ill patients to the imaging department, even when connected to life support systems, to use the best ultrasound equipment.

  The HDI 3000 joined two other important product introductions during the year, the Apogee 800 and the Access/TM/ Image Management System. The Apogee 800 creates a new class of ultrasound--High Value Imaging. Designed to bring excellent image quality and clinical versatility at an affordable price, the Apogee 800 combines premium features, ease of use and mobility. The system can be configured to address a broad array of clinical needs and has met with enthusiastic acceptance, especially in international markets.

  ATL's Access Image Management System addresses the need to reduce operating costs and improve productivity by electronically networking the ultrasound department. This ultrasound image management system provides more efficient printing processes, automated image archival and retrieval, reduced patient examination times and improved diagnostic consultations within and between hospitals. Based on an open network architecture, the Access system connects to many types of ultrasound systems, printers or other image management products. This advanced connectivity led to an agreement with Eastman Kodak Company to interface the Access system and Kodak's multi-modality Ektascan Imagelink/TM/ system. Through this agreement, ATL now participates in the market for image management systems addressing all diagnostic imaging modalities.


                     [Graphic: Display of eight scanheads]

Page 8 CAPTION: A range of broadband scanheads gives exceptional clinical performance.

  The evolution of ultrasound technology continues to unfold at an astonishing pace. From small village clinics to the most sophisticated medical institutions, ATL ultrasound is helping physicians deliver the highest quality care, cost-effectively. Twenty years ago, ATL began shipping its first ultrasound system, the first pulsed Doppler device for noninvasively measuring blood flow through the chambers of the heart. Now advances capable of detecting blood flow in vessels too small to be seen by the naked eye are just on the horizon. The accelerating contributions to human health of this remarkable tool appear almost limitless.

                   [Graphic: Artistic rendering of HDI 3000]

Page 9 CAPTIONS: HDI 3000
Easy-to-use interface reduces learning curve, expedites examinations.
Fourth generation, all-digital broadband beamforming increases diagnostic accuracy.
Advanced software provides self diagnostic testing and easy upgrades, reducing operating costs.
Proprietary microchips increase performance, speed, and decrease system size and weight.
Unibody frame and unique caster assembly for high maneuverability. Ergonomic, intuitive control panel adapts system to user's expertise. Software optimizes entire system for each selected application.

FINANCIAL REVIEW

---------------------------------------------------------------------------------------------------------------------------
                                                                               YEAR ENDED
                                               ----------------------------------------------------------------------------
                                               December 31,    December 31,    December 31,    December 27,    December 28,
(Dollars in thousands, except per share data)          1994            1993            1992            1991            1990
---------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
        Revenues                                   $366,152        $360,497        $380,405        $336,392        $347,130
        Gross profit                                163,583         165,849         177,409         148,925         152,125
        Selling, general and
                administrative expenses             115,595         110,752         111,883         103,105         102,144
        Research and development expenses            56,426          51,265          46,051          42,403          43,033
        Income (loss) from operations               (21,616)         (3,106)         10,438          14,354           3,489
        Income (loss) before income taxes           (20,858)         (1,735)         12,922          16,200           3,323
        Net income (loss)*                          (20,204)         (3,321)         10,729          15,237           5,421
        Net income (loss) per share                  $(1.53)          $(.24)           $.78           $1.19            $.42
PERCENT OF TOTAL REVENUES:
        Gross margin                                   44.7%           46.0%           46.6%           44.3%           43.8%
        Selling, general and
             administrative expenses                   31.6%           30.7%            29.4%          30.7%           29.4%
        Research and development expenses              15.4%           14.2%            12.1%          12.6%           12.4%
        Income (loss) from operations                  (5.9%)           (.9%)            2.7%           4.3%            1.0%
        Income (loss) before income taxes              (5.7%)           (.5%)            3.4%           4.8%            1.0%
        Net income (loss)                              (5.5%)           (.9%)            2.8%           4.5%            1.6%
BALANCE SHEET DATA (END OF PERIOD):
        Cash and short-term investments               $22,901         $54,758        $81,717        $80,282         $38,802
        Receivables                                   115,871         101,792        102,483        104,892          97,900
        Inventories                                    96,065          88,692         81,546         74,811          87,650
        Working capital                               127,490         154,062        178,497        164,414         134,976
        Marketable debt security                        4,988           4,988             --             --              --
        Total assets                                  331,521         329,397         344,523        337,239         306,724
        Short-term borrowings, including
                current portion of long-term debt       3,818           5,749           4,985          8,501          16,469
        Long-term debt                                 17,688          11,600          12,077         16,047          18,404
        Shareholders' equity                          191,176         210,835         227,234        209,715         180,222
----------------------------------------------------------------------------------------------------------------------------

*The loss from operations in 1994 includes $12,013 of merger and related costs, restructuring expenses and a provision for litigation claim.

The loss from operations in 1993 includes restructuring expenses of $4,275.

Income from operations in 1992 includes $4,959 of stock distribution expenses and restructuring expenses related to the Distribution of SpaceLabs.

Income from operations in 1991 includes a $6,338 award as the result of a lawsuit against a competitor and a $7,393 gain on the sale of a subsidiary.

                                                   MANAGEMENT'S DISCUSSION AND
                                               ANALYSIS OF FINANCIAL CONDITION
                                                     AND RESULTS OF OPERATIONS

MERGER WITH INTERSPEC, INC.

  ATL (the Company) merged with Interspec, Inc. (Interspec), a manufacturer of diagnostic medical ultrasound systems and transducers headquartered in Ambler, Pennsylvania, in May 1994. The merger was accounted for as a pooling of interests business combination. Therefore, the Company's consolidated financial statements and information reported for periods prior to the merger have been restated to include Interspec as if the companies had been combined for all periods presented.

RESULTS OF OPERATIONS

  The Company operates in the worldwide diagnostic medical ultrasound imaging systems industry. Like many high-technology electronic medical systems industries, the ultrasound industry is highly competitive and market demand is influenced by a variety of factors. These include the introduction of new technologies which offer improved clinical capabilities and create demand for new products, the relative cost-effectiveness and clinical utility of competing technologies, the structure of health-care delivery organizations, government policies with respect to regulation, reimbursement and containment of health care costs and the economies and demographics of the countries where the Company markets its products. ATL sells its products to hospitals, clinics and physicians worldwide for use in radiology, cardiology, obstetrics and gynecology, vascular, musculoskeletal and intraoperative applications. Although ultrasound systems are typically sold based on image quality, Doppler sensitivity, product reliability, upgradeability, clinical versatility and ease of use, price competition is an important factor. Changes in the health care environment in recent years leading to an increased focus on cost containment as well as slow economic growth in many countries have resulted in increased competition in the ultrasound industry.

  The Company's competitive position and financial results are influenced by fluctuations in foreign currency exchange rates. In 1994, international revenues accounted for 46% of total revenues, most of which were denominated in foreign currencies. Some of ATL's competitors are foreign companies whose production costs are incurred in foreign currencies. As a result, a strengthening of the value of the U.S. dollar against other major currencies may adversely impact the Company's competitive position and financial results. This impact, however, will be partially offset by the translation of operating expenses incurred in foreign currencies by the Company's international sales and service operations into U.S. dollars. The Company hedges foreign exchange exposure related to its intercompany accounts payable and receivable balances which are denominated in foreign currencies through the use of forward exchange contracts. The Company does not otherwise hedge foreign exchange exposures.

  In 1994, the Company reported a net loss of $20.2 million or $1.53 per share. The 1994 net loss reflects the depressed U.S. health care market and soft European economic conditions, higher operating expenses related to new product development and introduction, and three non-recurring charges totaling $12.0 million or $0.91 per share discussed later in this report. In 1993, the Company reported a net loss of $3.3 million or $.24 per share, which included restructuring expenses of $4.3 million.

REVENUES AND GROSS PROFIT

-----------------------------------------------------------------------------
(Dollars in millions)                 1994         1993          1992
-----------------------------------------------------------------------------
Total revenues                        $366.2       $360.5        $380.4
    Percent change                        2%          (5%)           13%
Gross profit                          $163.6       $165.8        $177.4
    As a % of revenues                 44.7%        46.0%          46.6%
-------------------------------------------------------------------------------

  In 1994, revenues increased 2% from 1993 to $366.2 million, primarily the result of higher service revenues attributable to the growing installed base of the Company's products and the expansion of its service operations in international markets. International revenues increased 5% to $167.2 million or 45.7% of total revenues, as sales in the Asia Pacific and Latin America regions continued to grow. In Europe, revenues decreased slightly from 1993. The softness of the European economies continued in 1994 and ATL experienced competitive pressures on unit prices on the Ultramark(TM) 9 and High
Definition Imaging (HDI) products. However, the Company realized benefits from the integration of Interspec's mid-range Apogee product lines into the Company's established distribution network in Europe during the second half of 1994 which partially offset the impact of the competitive price pressures. U.S. revenues remained nearly flat compared with 1993, as the market for medical equipment continued to be affected by the uncertainties created by ongoing restructuring of health care delivery systems and debates over federal health care reform legislation and associated competitive pressures.

  In October 1994, the Company introduced the HDI 3000, ATL's fourth generation all-digital ultrasound system. The HDI 3000 is a high performance, premium priced system which the Company believes will provide improved diagnostic performance and clinical productivity in a lighter-weight, more mobile system. The Company believes this product addresses many of the changing needs of the diagnostic medical systems market. Revenue shipments of the HDI 3000 began in November 1994.

  In 1993, revenues were $360.5 million, down 5% from the previous year. The decrease in 1993 revenues primarily reflects the constrained U.S. medical equipment market discussed earlier, as U.S. revenues decreased 12% from 1992. International revenues increased 4% from 1992 to $159.7 million or 44.3% of total revenues with expansion occurring primarily in the Asia Pacific and Latin America regions. The Company's product mix continued to shift toward the high performance, premium priced systems included in the HDI product line, which constituted nearly two-thirds of product sales in 1993.

GRAPH - REVENUES ($ in millions)

               1992 1993 1994
U.S.           $228 $201 $199
Europe         $110 $106 $105
APLAC*         $ 42 $ 53 $ 62

*Asia Pacific, Latin America, and Canada

  Gross profit was $163.6 million in 1994 or 44.7% of revenues. In 1993, gross profit was $165.8 million or 46.0% of revenues. The reduction in gross profit reflects lower product margins due to the adverse impact of competitive price pressures, lower priced configurations and an overall decline in unit volumes. However, the Company benefited from a favorable change in product mix from the older Ultramark 4 and Ultramark 9 products to newer products in the Ultramark 9 HDI, HDI 3000, Apogee 800 and CX product families and, during 1994, product gross margins increased sequentially each quarter. Gross margin on service revenues continued to increase in 1994 to 37.5% from 35.8% in 1993 and 34.3% in 1992 on improving operating efficiencies.

GRAPH - GROSS MARGIN

                   1992    1993    1994
Gross Margin       46.6%   46.0%   44.7%

OPERATING EXPENSES

------------------------------------------------------------------
(Dollars in millions)         1994           1993           1992
------------------------------------------------------------------
Selling, General
  and Administrative          $115.6         $110.8         $111.9
  As a % of revenues           31.6%          30.7%          29.4%

Research
  and Development             $ 56.4         $ 51.3         $ 46.1
  As a % of revenues           15.4%          14.2%          12.1%

Other Expense, net            $  1.2         $  2.7         $  4.1
  As a % of revenues             .3%            .7%           1.1%

Non-recurring Costs
  and Expenses                $ 12.0         $  4.3         $  5.0
  As a % of revenues            3.3%           1.2%           1.3%

  Selling, general and administrative (SG&A) expenses for 1994 were $115.6 million, a 4% increase from 1993. The Company continued to expand its international operations, including the opening of two new direct sales and service subsidiaries in Argentina and Singapore. The introduction of the HDI 3000 in fourth quarter 1994 also resulted in increased sales and marketing expenses compared with 1993. In 1993, SG&A expenses decreased slightly to $110.8 million from the previous year, reflecting the impact of the August 1993 restructuring discussed later, partially offset by the continued growth of international sales and marketing operations and expenses related to the introduction of the Extended Signal Processing (ESP) option or upgrade for the Ultramark 9 HDI system.

  Research and development (R&D) expenses in 1994 increased 10% to $56.4 million or 15.4% of revenue. In 1993, R&D expenses were $51.3 million or 14.2% of revenue. ATL continues to invest in product development programs to enhance its position in proprietary and other technologies. Higher R&D expenses, in part, reflected the development program for HDI 3000. In addition to the introduction of the HDI 3000 in October 1994, ATL introduced three new broadband scanheads which expand the HDI system's clinical capabilities: the Entos CL10-5 intraoperative scanhead for vascular surgery, the P7-4 phased array scanhead for pediatric cardiology and neonatal imaging, and the multiplane transesophageal MPT7-4 scanhead for cardiac imaging. Shipments of the MPT7-4 will begin in 1995. The Company also introduced Color Power Angio(TM) Imaging, a new color Doppler technology for the detection and visualization of small vessel blood flow. These product introductions followed the 1993 introduction of the ESP technology and four new broadband scanheads for the HDI system.

GRAPH - RESEARCH AND DEVELOPMENT
($ in millions)

                                   1992      1993      1994
Research and development expenses  $46.1     $51.3     $56.4

  Other expense, net totaled $1.2 million in 1994, including foreign exchange losses of $0.1 million, primarily related to intercompany accounts of ATL's foreign subsidiaries and forward foreign currency exchange contracts, and Washington state business and occupation (B&O) tax of $0.7 million. B&O tax is a gross receipts tax for products manufactured in the State of Washington. In 1993, other expense, net was $2.7 million, including $1.3 million in foreign exchange losses and $1.1 million for B&O tax. In 1993, other expense, net also included a $1.1 million gain on the sale of an investment in a third party.

RESTRUCTURING OF OPERATIONS

  As the competitive pressures in the ultrasound market intensified during 1993 and 1994, the Company undertook two restructurings of operations to streamline processes and improve productivity across all areas of the Company, including manufacturing, customer service, sales and marketing, engineering and administration. In the fourth quarter of 1994, the Company reduced its workforce by approximately 80 full-time and temporary positions, or about three percent, and reported restructuring expenses of $1.6 million which provided for severance and outplacement costs.

  In August 1993, the Company reduced its worldwide workforce by approximately 11%. As a result of this restructuring, the Company reported a charge of $4.3 million which provided for severance and other costs associated with the restructuring.

  The Company employed 2,630 and 2,492 employees at December 31, 1994 and 1993, respectively, reflecting growth in direct manufacturing, corporate marketing, the transducer and image management units and international sales operations.

MERGER AND OTHER COSTS

  The Company incurred non-recurring charges in 1994 of $5.4 million for merger and other costs. The non-recurring charges included $2.3 million for legal, accounting, investment advisory, printing and other professional services; $1.6 million primarily for the consolidation of Interspec's international personnel and facilities into the Company's operations; and $1.5 million associated with the bankruptcy of Interspec's former distributor in Italy which resulted in accounts receivable being garnished in a bankruptcy proceeding.

PROVISION FOR LITIGATION CLAIM

  The Company accrued a provision in 1994 of $5.0 million for a litigation claim. In December 1994, the U.S. Court of Appeals for the Federal Circuit affirmed a November 1992 partial summary judgment order of a U.S. District Court in California which determined that the Company infringed a U.S. patent of SRI International, Inc. related to an electrical circuit alleged to be used in the Company's Ultramark 4 system and two discontinued products. The patent has since expired. In a February 1993 press release, SRI stated it is seeking over $5.0 million in damages. The actual amount of the claim will be determined by a jury trial in the California District Court scheduled to commence in March 1995. The jury trial will consider the computation of damages and whether the patent was willfully infringed by the Company. If willful infringement is found the court may enhance damages by up to three times. Interest will be imposed on the amount of actual damages found. There are no assurances that the jury trial will not result in substantial damages against the Company or that such damages will not be enhanced by the court. The Company believes it has meritorious defenses to allegations of willful infringement and will continue to vigorously assert its positions at trial and any subsequent proceedings.

INVESTMENT INCOME AND INTEREST EXPENSE
---------------------------------------------------------------------
(Dollars in millions)         1994             1993            1992
---------------------------------------------------------------------
Investment Income             $ 2.1            $ 3.1           $ 4.6
Interest Expense               (1.4)            (1.7)           (2.1)
---------------------------------------------------------------------

  Investment income decreased in 1994 and 1993, reflecting lower cash balances available for investment in these periods. This decrease is offset by a reduction in interest expense in both periods as in May 1994 the Company paid the outstanding balances of a bank line of credit and two long-term building mortgages utilized by Interspec prior to the merger and repurchased $3.5 million of 11% subordinated long-term debt in the fourth quarter of 1992.

TAXES AND NET INCOME (LOSS)
(Dollars in millions)                 1994         1993          1992
-----------------------------------------------------------------------
Income (Loss) Before
  Income Taxes*                       $(20.9)     $(1.7)         $12.9

Income tax expense (benefit):
  Domestic income taxes               $ (1.3)      $  .7         $ 1.5
  Foreign income taxes                    .6          .9            .7
                                      ------       -----         -----
                                      $  (.7)      $ 1.6         $ 2.2

As a % of income (loss)
  before income taxes                    3.4%      (94.1%)        17.0%
Net Income (Loss)                     $(20.2)      $(3.3)        $10.7
-------------------------------------------------------------------------

*1994 Loss includes $12,013 of merger and related costs, restructuring expenses and a provision for litigation claim; 1993 Loss includes restructuring expenses of $4,275; and 1992 Income includes $4,959 of stock distribution expenses and restructuring expenses related to the Distribution of SpaceLabs.
-------------------------------------------------------------------------

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS
109). Under FAS 109, the provision for income taxes and the effective tax rate are subject to volatility. Changes in statutory rates and taxable income will affect the amount of net deferred tax assets which can be recognized under FAS 109 and the related provision for income taxes.

  In determining the realizability of deferred tax assets, the Company assessed its deferred tax liabilities, tax planning strategies and potential carryback opportunities.

  During 1994 and 1993, the Internal Revenue Service completed examinations of the Company for the years 1991 and 1992, and 1989 and 1990, respectively. The results of the examinations allowed the Company to reduce its liability for income taxes by approximately $2 million in both 1994 and 1993. The Company believes it has made adequate provision for income taxes that may become payable with respect to open tax years.

  The provision for income taxes includes benefits from the utilization of foreign tax loss carryforwards. U.S. and foreign tax loss carryforwards of approximately $7.9 million remain at the end of 1994. No benefit has been recognized for these remaining carryforwards due to uncertainty surrounding their realization.


GRAPH - NET INCOME (LOSS)
($ in millions)               1992      1993      1994
As reported                   $10.7     $(3.3)    $(20.2)
Excluding one-time charges    $15.7     $ 1.0     $ (8.2)


CAPITAL RESOURCES AND LIQUIDITY
---------------------------------------------------------------------------
(Dollars in millions)                    1994          1993         1992
---------------------------------------------------------------------------
Cash and short-term
  investments                            $22.9         $54.8        $81.7

Long-term marketable
  debt security                            5.0           5.0           --

Receivables                              115.9         101.8        102.5

Inventories                               96.1          88.7         81.5

Short-term borrowings,
  including current portion
  of long-term debt                        3.8           5.7          5.0

Long-term debt                            17.7          11.6         12.1

Shareholders' equity                     191.2         210.8        227.2

Return on shareholders'
  equity                                 (10.1%)        (1.5%)        4.9%
---------------------------------------------------------------------------

  The Company continues to finance its operations primarily with internal resources, including cash and short-term investments. The Company had $22.9 million in cash and cash equivalents at December 31, 1994 and holds a $5.0 million marketable debt security which matures in 1996. In May 1994, the Company paid the outstanding balance of Interspec's short-term borrowings at the time of the merger with ATL. At December 31, 1994, short-term borrowings represent working capital lines of credit maintained at several of the Company's foreign subsidiaries to facilitate intercompany cash flow.

  Cash used by operating activities was $12.0 million in 1994. At December 31, 1994, receivables were $115.9 million, an increase of $14.1 million from December 31, 1993 due to higher fourth quarter revenues, increased lease contract receivables which the Company expects to sell to outside funding sources in 1995, higher installment receivables in South America and higher unbilled service maintenance contracts. Inventory levels increased in 1994 to support the introduction of new products.

  In 1994, the Company sold property formerly used as the Company's manufacturing facility in Germany for $3.2 million. Normal additions to property, plant and equipment totaled $15.0 million in 1994. Depreciation and amortization expense for 1994 was $15.9 million.

  Long-term debt at December 31, 1994 was $17.7 million, up $6.1 million from 1993. In December 1994, the Company purchased land and a building adjacent to the corporate headquarters and main manufacturing plant in Bothell, Washington. The purchase of the building was financed with an $11.5 million long-term variable interest mortgage. The interest rate is based on LIBOR plus 1.25%. The new facility will be used to consolidate operations at the Company's corporate headquarters campus. In May 1994, the Company paid the $2.8 million outstanding balance of two mortgages on Interspec facilities. In addition, $0.5 million of the outstanding subordinated convertible debentures were converted by the holders into the Company's common shares in December 1994 and $0.2 million was paid in cash in accordance with the repayment schedule.

  In 1994 and 1993, the Company repurchased 22,500 and 794,000 shares, respectively, of its own common stock in the open market for $13.8 million under a share repurchase program intended to service the Company's benefit plans. The Company was authorized in 1993 to purchase up to 1,000,000 shares under this program, subject to certain criteria.

  The Company has occasionally utilized its cash resources to make acquisitions of technology or small technology-related businesses. The Company may undertake further acquisitions of technology in the future.

  In addition to its cash balances, the Company has available unsecured credit facilities of $25 million, including a committed line of credit of $15 million. Barring any unforeseen circumstances or events, management expects existing cash and available credit lines and funds generated from operations should be sufficient to meet the Company's operating requirements for 1995.

OTHER BUSINESS FACTORS

  Companies in high technology businesses can from time to time experience difficulty with the availability of technology employed in their products. While the Company strives to develop alternate sources for the components it requires and works closely with vendors of specialty items, the Company's vendors of highly specialized and unique parts such as custom semiconductor devices can occasionally experience difficulty in the manufacture of products. Vendors can also experience difficulty in meeting quality standards the Company requires of its vendors. Such difficulties can lead to long order lead times or delays in the Company's manufacture of products. Manufacturing efforts can also be impeded by third party assertions of patent infringement by the Company's products, such as the litigation claim previously discussed. There can be no assurance the Company will not be subject to claims of patent infringement by other parties or that such claims will not require the Company to pay substantial damages or delete certain features from its products or both.

  The Company is subject to certain laws and regulations of the U.S. Food and Drug Administration (FDA) regarding the design, documentation, manufacture, marketing and reporting of the performance of its products. In March 1994, the Company received the FDA's observations from the follow-up to a routine 1992 inspection, which the Company believes will not lead to further regulatory action by the FDA. The Company also received observations from a routine FDA inspection of its Allendale, New Jersey facility, which the Company also believes will not lead to further regulatory actions by the FDA. The Company's ability to obtain timely FDA export and new product approvals is dependent upon the results of such inspections. The Company can also incur substantial expense in responding to process improvements and modification of products previously sold to customers which stem from comments and new requirements of the FDA.

  The Company's regulatory compliance programs have been expanded to encompass verification of the Company's compliance with international standards for medical device design, manufacture, installation and servicing known as ISO 9001 quality standards. In 1994, four of the Company's five manufacturing facilities, including its primary facility in Bothell, obtained ISO 9001 registration. In addition, several of the Company's international sales and service subsidiaries received certification under the ISO 9002 standards for sales and service entities. ISO 9001 quality standards will become mandatory in Europe in 1999. The FDA is in the process of adopting the ISO 9001 standards as regulatory medical device standards for the United States, and it is anticipated these standards will be phased in for U.S. manufacturers of medical devices over a period of time.

SUBSEQUENT EVENT

  On February 15, 1995, the Company announced a new corporate structure that will consolidate the Interspec operations located in Ambler, Pennsylvania with the Company's headquarters operations in Bothell, Washington. The consolidation will result in relocation of Apogee products manufacturing to Bothell, closure of the Ambler facility and an estimated net reduction of full-time positions of approximately four percent of the Company's workforce. The Company expects to incur approximately $5 million in 1995 for employee retention incentives, severance payments and relocation expenses associated with the consolidation and plant closure. The Company has preliminary plans to sell the Ambler real estate, which has a net book value of $7 million, in late 1995 or early 1996 after operations are transitioned to Bothell. The approximate $5 million charge for consolidation excludes any loss that might be realized on the disposition of the Ambler real estate.

                                                 INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND SHAREHOLDERS
ADVANCED TECHNOLOGY LABORATORIES, INC.

  We have audited the accompanying consolidated balance sheets of Advanced Technology Laboratories, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Technology Laboratories, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As discussed in note 1, the Company changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, at January 1, 1994.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Seattle, Washington
February 10, 1995

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------
                                             December 31,    December 31,
(In thousands)                                       1994            1993
-------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and short-term investments                 $ 22,901       $ 54,758
  Receivables                                      115,871        101,792
  Inventories                                       96,065         88,692
  Prepaid expenses                                   2,261          2,180
  Deferred income taxes                              8,577          8,974
                                                  --------       --------
    Total current assets                           245,675        256,396

Marketable Debt Security                             4,988          4,988
Property, Plant and Equipment, Net                  70,338         59,811
Other Assets, Net                                   10,520          8,202
                                                  --------       --------
                                                  $331,521       $329,397
                                                  --------       --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings                           $  1,842       $  5,279
  Current portion of long-term debt                  1,976            470
  Accounts payable and accrued expenses             75,704         60,928
  Deferred revenue                                  36,309         30,711
  Taxes on income                                    2,354          4,946
                                                  --------       --------
    Total current liabilities                      118,185        102,334

Long-Term Debt                                      17,688         11,600
Deferred Income Taxes                                4,472          4,628
Commitments, Contingencies and Subsequent Event
Shareholders' Equity                               191,176        210,835
                                                  --------       --------
                                                  $331,521       $329,397
-------------------------------------------------------------------------
Common shares outstanding                           13,330         13,101
-------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

                                                      CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------
                                                          YEAR ENDED
                                             ----------------------------------------------
                                             December 31,     December 31,     December 31,
(In thousands, except per share data)                1994             1993             1992
-------------------------------------------------------------------------------------------
Revenues
  Product sales                                  $288,294         $289,561         $312,664
  Service                                          77,858           70,936           67,741
                                                 --------         --------         --------
                                                  366,152          360,497          380,405
                                                 --------         --------         --------
Cost of Sales
  Cost of product sales                           153,944          149,110          158,502
  Cost of service                                  48,625           45,538           44,494
                                                 --------         --------         --------
                                                  202,569          194,648          202,996
                                                 --------         --------         --------
Gross Profit                                      163,583          165,849          177,409

Operating Expenses
  Selling, general and administrative             115,595          110,752          111,883
  Research and development                         56,426           51,265           46,051
  Merger and other costs                            5,391               --               --
  Provision for litigation claim                    5,000               --               --
  Restructuring charges                             1,622            4,275            3,764
  Stock distribution expenses                          --               --            1,195
  Other expense, net                                1,165            2,663            4,078
                                                 --------         --------         --------
                                                  185,199          168,955          166,971
                                                 --------         --------         --------
Income (Loss) From Operations                     (21,616)          (3,106)          10,438

Investment income                                   2,129            3,088            4,633
Interest expense                                   (1,371)          (1,717)          (2,149)
                                                 --------         --------         --------
Income (Loss) Before Income Taxes                 (20,858)          (1,735)          12,922

Income tax expense (benefit)                         (654)           1,586            2,193
                                                 --------         --------         --------
Net Income (Loss)                                $(20,204)        $ (3,321)        $ 10,729
-------------------------------------------------------------------------------------------
Net Income (Loss) Per Share                      $  (1.53)        $   (.24)        $    .78
-------------------------------------------------------------------------------------------
Weighted average common shares and
  equivalents outstanding                          13,178           13,587           13,692
-------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


                                                            CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------
                                                                    YEAR ENDED
                                                   ----------------------------------------------
                                                   December 31,     December 31,     December 31,
(In thousands)                                             1994             1993             1992
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income (loss)                                    $(20,204)        $ (3,321)        $ 10,729
  Non-cash charges (credits) to net income (loss):
    Depreciation and amortization                        15,928           14,501           13,479
    Deferred income tax expense (benefit)                   241            3,207           (1,361)
    Gain on sale of investment                               --           (1,125)              --
    Restructuring charge                                     --               --            1,400
  Changes in:
    Receivables                                         (14,827)          (2,662)             550
    Inventories                                          (4,492)          (8,812)          (8,079)
    Prepaid expenses                                       (242)            (240)            (558)
    Accounts payable and accrued expenses                13,231           (1,676)           7,262
    Deferred revenue                                      5,389            1,833            4,028
    Taxes on income                                      (2,669)           2,056             (518)
    Other                                                (4,366)             657             (335)
                                                       --------         --------         --------
      Cash provided (used) by operations                (12,011)           4,418           26,597
                                                       --------         --------         --------
INVESTING ACTIVITIES
  Purchases of short-term investments                   (11,973)          (8,968)         (67,722)
  Proceeds from maturing short-term investments          14,018           53,870           49,384
  Investment in marketable debt security                     --           (4,988)              --
  Investment in property, plant and equipment           (14,958)         (15,187)         (11,991)
  Proceeds from sale of building                          3,224               --               --
  Proceeds from sale of investment                           --            3,235               --
  Other                                                    (389)          (3,171)          (1,702)
                                                       --------         --------         --------
    Cash provided (used) by investing activities        (10,078)          24,791          (32,031)
                                                       --------         --------         --------
FINANCING ACTIVITIES
  Increase (decrease) in short-term borrowings           (4,687)             751           (3,457)
  Repayment of long-term debt                            (3,377)            (464)          (4,028)
  Purchases of common shares                               (369)         (13,753)              --
  Exercise of stock options                                 801              223           28,514
  Tax effect of employee stock transactions                  --              (53)           8,107
  Contribution to SpaceLabs                                  --               --          (36,212)
  Intercompany settlement with Spacelabs                     --            1,055           (4,975)
                                                       --------         --------         --------
    Cash used by financing activities                    (7,632)         (12,241)         (12,051)
                                                       --------         --------         --------
Effect of exchange rate changes                             (91)             975              582
                                                       --------         --------         --------
Increase (decrease) in cash and cash equivalents        (29,812)          17,943          (16,903)

Cash and cash equivalents, beginning of year             52,713           34,770           51,673
                                                       --------         --------         --------
Cash and cash equivalents, end of year                 $ 22,901         $ 52,713         $ 34,770
-------------------------------------------------------------------------------------------------
Short-term investments                                       --         $  2,045         $ 46,947
Long-term marketable debt security                     $  4,988         $  4,988               --
-------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                                                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------
                                            Common          Unearned                         Foreign
                                         Stock and        Restricted                        Currency         Total
                                           Paid-in             Share     Accumulated     Translation  Shareholders'
(In thousands, except per share data)      Capital      Compensation         Deficit      Adjustment        Equity
-------------------------------------------------------------------------------------------------------------------
Balance, December 27, 1991                $232,461           $(1,278)       $(21,121)         $ (347)     $209,715
Net income                                      --                --          10,729              --        10,729
Issuance of restricted shares                2,364            (2,364)             --              --            --
Amortization of restricted share
  compensation                                  --             1,350              --              --         1,350
Exercise of employee stock options          28,514                --              --              --        28,514
Tax effect of employee stock
  transactions                               8,107                --              --              --         8,107
Foreign currency translation
  adjustment                                    --                --              --          (2,326)       (2,326)
Distribution of SpaceLabs                  (29,148)              293              --              --       (28,855)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                 242,298            (1,999)        (10,392)         (2,673)      227,234
Net loss                                        --                --          (3,321)             --        (3,321)
Issuance of restricted shares                  584              (584)             --              --            --
Amortization of restricted share
  compensation                                  --             1,241              --              --         1,241
Exercise of employee stock options             223                --              --              --           223
Tax effect of employee stock
  transactions                                 (53)               --              --              --           (53)
Issuance of shares to benefit plan             289                --              --              --           289
Repurchase of common shares                (13,753)               --              --              --       (13,753)
Foreign currency translation
  adjustment                                    --                --              --          (2,080)       (2,080)
Cash received from SpaceLabs
  under Tax Allocation Agreement             1,055                --              --              --         1,055
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                 230,643            (1,342)        (13,713)         (4,753)      210,835
Net loss                                        --                --         (20,204)             --       (20,204)
Issuance of restricted shares                1,439            (1,439)             --              --            --
Amortization of restricted share
  compensation                                  --             1,002              --              --         1,002
Exercise of employee stock options             801                --              --              --           801
Issuance of shares to benefit plan             322                --              --              --           322
Conversion of long-term debt to
  common shares                                492                --              --              --           492
Repurchase of common shares                   (369)               --              --              --          (369)
Foreign currency translation
  adjustment                                    --                --              --            2,477        2,477
Adjustment due to change of
  Interspec's fiscal year                       --                --          (4,180)             --        (4,180)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                $233,328           $(1,779)       $(38,097)         $(2,276)    $191,176
-------------------------------------------------------------------------------------------------------------------

----------------------------------------------                 --------------------------------------------
                        Preferred       Common                                       Preferred       Common
1994                       Shares       Shares                 1993                     Shares       Shares
----------------------------------------------                 --------------------------------------------
Par value per share        $25.00         $.01                 Par value per share      $25.00         $.01
Authorized shares           6,000       50,000                 Authorized shares         6,000       50,000
Issued shares                  --       13,330                 Issued shares                --       13,845
Outstanding shares             --       13,330                 Outstanding shares           --       13,101
Common shares held                                             Common shares held
  in treasury                  --           --                   in treasury                --          744
----------------------------------------------                 --------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

  The consolidated financial statements include the accounts of Advanced Technology Laboratories, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

  As described further in Note 2, the Company merged with Interspec, Inc. (Interspec) in May 1994. The merger was accounted for as a pooling of interests business combination. Therefore, the Company's consolidated financial statements and information reported for periods prior to the merger have been restated to include Interspec as if the companies had been combined for all periods presented.

Operations

  The Company develops, manufactures, markets and services diagnostic medical ultrasound imaging systems worldwide. These systems are used primarily in radiology, cardiology, obstetrics and gynecology, vascular, musculoskeletal and intraoperative applications.

Inventories

  Inventories are valued at the lower of cost, determined by the first-in, first-out method, or market. The Company maintains a uniform policy for its worldwide operations to provide adequate reserves for inventory obsolescence.

Property, Plant and Equipment

  The costs of significant additions and improvements to property, plant and equipment are capitalized. Maintenance and repair costs are expensed as incurred. Buildings, machinery and equipment are depreciated primarily on the straight-line method over the following estimated useful lives:

        Buildings                    40 years
        Machinery and equipment    3-10 years

  Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease.

Cost in Excess of Net Assets of Businesses Acquired

  The cost in excess of net assets of businesses acquired is included in Other Assets and is amortized on the straight-line method over periods ranging from six to nine years.

Foreign Currency

  Revenues, costs and expenses of the Company's international operations denominated in foreign currencies are translated to U.S. dollars at average rates of exchange prevailing during the year. Assets and liabilities are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are accumulated and reported in shareholders' equity.

  Realized and unrealized gains and losses on foreign currency transactions and forward exchange contracts are included in other expense, net.

Revenue

  Revenue is generally recognized upon shipment of products and delivery of services to customers.

  Deferred revenue consists of deposits received from customers and unrecognized service contract revenue. Service contracts are generally issued for a 12-month period and are carried as unbilled receivables from date of issue until invoiced to the customer in accordance with the terms of the contract. The revenue derived from these contracts is initially deferred and subsequently recognized on the straight-line method over the lives of the contracts.

Sales-type Leases

  In 1993, the Company began a product leasing program for its customers.
Under this program, the Company leases its medical ultrasound imaging equipment to customers under sales-type leases with terms ranging from two to five years. The Company currently sells its lease contract receivables to outside parties on a regular basis, without recourse. Lease contract receivables which have not been sold as of the balance sheet date are included in Trade Receivables.

Product Warranty

  At the time of shipment, the Company provides for the estimated cost to repair or replace products sold under warranties. Such warranties generally cover a 12-month period.

Advertising Expenses

  Advertising and promotion costs are expensed when incurred. The Company incurred advertising costs of $4,442, $3,246 and $3,089 in 1994, 1993 and 1992, respectively.

Income Taxes

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS
109). FAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

Pension Plans

  Pension costs are funded in accordance with requirements set forth by the Employee Retirement Income Security Act of 1974.

Financial Instruments

  The Company enters into foreign currency exchange contracts to hedge against exposure to foreign currency fluctuations associated with intercompany receivables and payables denominated in foreign currencies. Foreign exchange contracts generally have maturities of less than one year. Gains and losses resulting from these instruments are recognized in the same period as the underlying hedged transactions. At December 31, 1994 and 1993, the Company had foreign currency exchange contracts totalling $24,646 and $19,500, respectively. The Company does not use foreign currency exchange contracts or other derivative financial instruments for speculative or trading purposes.

  The Company has other financial instruments consisting of cash and short-term investments, trade receivables, marketable debt security, long-term installment receivables, accounts payable, short-term borrowings and long-term debt. The fair value of the Company's financial instruments based on current market indicators approximates their carrying amount.

Concentration of Credit Risk

  Financial instruments which potentially subject the Company to credit risk consist primarily of cash investments, foreign currency exchange contracts and trade receivables. The Company's investment portfolio is diversified and consists primarily of investment grade securities that approximate fair market value. The Company concentrates its foreign currency exchange contracts primarily with one major U.S. financial institution. Credit loss from nonperformance by this counterparty is not anticipated.

  Concentrations of credit risk with respect to receivables are limited due to the Company's large customer base, generally short payment terms and the dispersion of customers across geographic areas. The Company generally performs credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances. In response to market conditions, the Company expanded sales in certain South American countries where extended credit terms are offered. The long-term installment receivables created from these sales are subject to greater risk of loss than the remainder of the Company's trade accounts. The Company believes it has adequately provided for these risks in the allowance for doubtful accounts.

Investment Securities

  In January 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115 (FAS 115) which addresses accounting for certain investments in debt and equity securities. Under FAS 115, the accounting methodology is based on the classification of marketable debt and equity securities into three categories: held-to-maturity, trading securities and available-for-sale. The Company intends to hold its marketable debt security to maturity and therefore carries the balance at cost as specified by FAS 115.

Per Share Data

  Per share data is based on the weighted average number of common shares and dilutive common share equivalents outstanding. Common share equivalents are calculated under the treasury stock method and consist of unexercised employee stock options.

Reclassifications

  Certain amounts reported in previous years have been reclassified to conform to the 1994 presentation.

2. ACQUISITION OF INTERSPEC, INC.

  On May 17, 1994, the Company completed its merger with Interspec. Interspec develops, manufactures, markets and services diagnostic medical ultrasound imaging systems and related supplies and accessories for physicians' offices, clinics and hospitals. To effect the merger, the Company issued approximately 2,593,000 shares of common stock for all of the outstanding common stock of Interspec, based on an exchange ratio of 0.413 share of the Company's stock for each share of Interspec stock (Exchange Ratio). The merger was accounted for as a pooling of interests business combination.

  Combined and separate results of operations of ATL and Interspec prior to the merger are presented below. Intercompany revenues and cost of sales are eliminated in the combined results.

--------------------------------------------------------------------------------
                               ATL        Interspec   Eliminations   Combined
--------------------------------------------------------------------------------
First fiscal quarter of 1994
  Revenues                     $ 75,896    $15,666     $(2,205)      $ 89,357
  Net income                        742        201        (642)           301

Fiscal year - 1993
  Revenues                     $304,511    $61,377     $(5,391)      $360,497
  Net income                     (5,106)     1,950        (165)        (3,321)

Fiscal year - 1992
  Revenues                     $323,711    $60,343     $(3,649)      $380,405
  Net income                      7,407      3,232          90         10,729
-------------------------------------------------------------------------------

  Prior to the merger, Interspec reported its financial statements based on a November 30 fiscal year end. To conform Interspec's financial reporting period to the Company's December 31 year-end, the results of Interspec's operations for the one-month period ended March 31, 1994 have been excluded from the Consolidated Statements of Operations and Cash Flows and accounted for as an adjustment to retained earnings. Therefore, the Consolidated Statements of Operations and Cash Flows include 12 months of Interspec's operations for all years presented. For the one month ended March 31, 1994, Interspec had revenues of $3,320, costs and expenses of $7,500 and a net loss of $4,180. These results included $2,148 of expenses related to the termination of dealer arrangements in countries outside the United States.

  In the second quarter of 1994, the Company recorded non-recurring charges of $5,391 for merger and other costs. The non-recurring charges included $2,302 for legal, accounting, investment advisory, printing and other professional services; $1,561 primarily for the consolidation of Interspec's international personnel and facilities into the Company's operations; and $1,528 associated with the bankruptcy of Interspec's former distributor in Italy which resulted in accounts receivable being garnished in a bankruptcy proceeding. The $5,391 total is reported separately as "Merger and Other Costs".

3. DISTRIBUTION OF SPACELABS MEDICAL, INC.

  On June 26, 1992, the Company (previously named Westmark International Incorporated) distributed to its shareholders all of the common stock of SpaceLabs Medical, Inc., a wholly-owned subsidiary, on a one-for-one basis (the Distribution). The Distribution had the effect of dividing the Company into two separate, publicly traded companies: Advanced Technology Laboratories, Inc. and SpaceLabs Medical, Inc. (SpaceLabs).

  The spin-off of a company, such as SpaceLabs, would normally be reported as a discontinued operation. However, the historical consolidated financial statements of the Company were retroactively restated to deconsolidate the financial statements of SpaceLabs to reflect the Distribution. The Company believes this exception to the usual method of reporting a spin-off is appropriate given the highly unique circumstances surrounding the relationship between SpaceLabs and the Company. These circumstances were reviewed with the staff of the Securities and Exchange Commission. Management believes that deconsolidation, which presents the historical financial statements of the Company as if there never had been an affiliation between the Company and SpaceLabs, is the most meaningful financial presentation. Corporate and administrative expenses were allocated to the Company and SpaceLabs based on relative revenues. Management believes this allocation method was reasonable. Further, management believes that reported expenses, including income taxes, would not have been materially different had the Company operated as an unaffiliated entity.

  In connection with the Distribution, the Company made a net contribution of assets and liabilities to SpaceLabs, which reduced the Company's shareholders' equity by $28,855. The contribution consisted of $36,212 in cash and $550 in other assets, offset by the elimination of a $7,907 payable to SpaceLabs. At June 26, 1992, the payable due to SpaceLabs represented cumulative cash transfers prior to the Distribution between SpaceLabs and the Company arising from SpaceLabs' operating and financing activities.

  As part of the Distribution, the Company and SpaceLabs entered into an Intercompany Tax Agreement that provides for payment to or reimbursement from SpaceLabs for pre-Distribution tax matters. In 1993, the Company received a net amount of $1,055 from SpaceLabs under this agreement as a result of the conclusion of an Internal Revenue Service examination for the years 1989 and 1990. The amount was reported as an increase to shareholders' equity.

  In 1992, the Company incurred a total of $4,959 of non-recurring expenses related to the Distribution including Stock Distribution expenses of $1,195 for legal, accounting, investment advisory, printing and other fees; and Restructuring Charges of $3,764 related to the closure of the Seattle headquarters' office, severance of certain personnel as a result of the Distribution and the write down to estimated market value of the Company's former ultrasound manufacturing facility in Germany. These charges are reported separately in the Consolidated Statement of Operations.

4. RESTRUCTURING

  In the fourth quarter of 1994, the Company incurred restructuring expenses of $1,622 related to a reduction of its workforce by approximately 80 full-time and temporary positions. In August 1993, the Company incurred a restructuring charge of $4,275 related to the reduction of its worldwide workforce of approximately 11%. These restructurings were taken to streamline the Company's operations and enhance productivity.

  Restructuring expenses include primarily severance, outplacement and other costs associated with the restructuring of the Company's operations. At December 31, 1994 and 1993, accrued expenses related to the restructuring of operations were $1,482 and $562, respectively. No adjustments have been made to the amounts accrued subsequent to the restructurings.

5. CASH, SHORT-TERM INVESTMENTS AND MARKETABLE DEBT SECURITY

  Cash equivalents, short-term investments and the marketable debt security are stated at cost. For purposes of the statement of cash flows, cash equivalents are defined as investments with maturities of three months or less at the date of purchase.

  The marketable debt security issued by the U.S. Government matures in 1996 and the Company intends to hold the security until maturity.

-------------------------------------------------------
                                   1994            1993
-------------------------------------------------------
Cash and cash equivalents       $22,901         $52,713
Short-term investments               --           2,045
                                -------         -------
                                 22,901          54,758

Long-term marketable
  debt security                   4,988           4,988
                                -------         -------
                                $27,889         $59,746
-------------------------------------------------------

6. RECEIVABLES

-------------------------------------------------------
                                   1994            1993
-------------------------------------------------------
Trade receivables              $109,360        $ 99,494
Less allowance for doubtful
  accounts and sales returns     (8,700)         (7,150)
                               --------        --------
                                100,660          92,344

Other, primarily unbilled
  service contracts              15,211           9,448
                               --------        --------
                               $115,871        $101,792
-------------------------------------------------------

  Lease contract receivables of $4,498 and South American installment receivables of $4,675, net of allowance, at December 31, 1994 are included in Trade Receivables.

7. INVENTORIES

-------------------------------------------------------
                                   1994            1993
-------------------------------------------------------
Materials and work in process   $33,477         $27,995
Finished products                15,561          17,497
Demonstrator equipment           29,190          23,354
Customer service                 17,837          19,846
                                -------         -------
                                $96,065         $88,692
-------------------------------------------------------

8. PROPERTY, PLANT AND EQUIPMENT, AT COST

-------------------------------------------------------
                                   1994            1993
-------------------------------------------------------
Land and improvements          $  8,429        $  5,642
Buildings and leasehold
  improvements                   34,866          30,822
Machinery and equipment          85,234          71,254
                               --------        --------
                                128,529         107,718

Less accumulated depreciation
  and amortization              (58,191)        (47,907)
                               --------        --------
                               $ 70,338        $ 59,811
-------------------------------------------------------

  In 1994, the Company sold its former manufacturing facility in Germany for $3,224 resulting in a $105 gain. In 1994, the Company also purchased a building and land adjacent to its corporate headquarters and manufacturing plant in Bothell, Washington. The new facility will be used to consolidate operations at the Company's corporate headquarters campus. The purchase price of the land and building of approximately $11,500 was financed with long-term debt.
Land and buildings with a net book value of $33,128 serve as collateral on long-term debt.

9. OTHER ASSETS

---------------------------------------------------------------
                                           1994            1993
---------------------------------------------------------------
Long-term installment receivables       $ 5,667          $1,033
Less allowance for doubtful accounts     (1,730)           (310)
                                        -------          ------
                                          3,937             723

Other, net                                6,583           7,479
                                        -------          ------
                                        $10,520          $8,202
---------------------------------------------------------------

  Long-term installment receivables represent scheduled monthly, quarterly or semi-annual payments due from South American customers beyond one year (see
Note 1, Concentration of Credit Risk). Payment terms on extended term receivables generally range from one to four years and the Company generally charges interest at rates of 8% to 10%.

  Amortization of intangible assets included in other assets was $1,839 in 1994, $1,607 in 1993 and $1,435 in 1992.

10. SHORT-TERM BORROWINGS

  At December 31, 1994, short-term borrowings represent foreign currency borrowings carrying interest rates ranging from 8% to 12% under lines of credit maintained by various foreign subsidiaries for working capital purposes. These credit lines are primarily unsecured or are guaranteed by the parent company. At December 31, 1993, short-term borrowings also included borrowings on Interspec's line of credit. The balance on this line of credit was paid in 1994 and the line of credit was not renewed. The weighted average interest rate on short-term borrowings was 11% and 7% at December 31, 1994 and 1993, respectively.

  At December 31, 1994, the Company had available unsecured credit facilities totaling $25,000, including a committed line of credit of $15,000. No borrowings were outstanding under these facilities at December 31, 1994. The loan agreement for the committed line of credit includes various covenants relating to financial ratios and restrictions on cash dividends. The Company was in compliance with or had obtained waivers for these covenants at December 31, 1994.

  Interest expense as reported in the Consolidated Statements of Operations approximates amounts paid each year.

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

-------------------------------------------------------------
                                         1994            1993
-------------------------------------------------------------
Accounts payable                      $28,075         $22,146
                                      -------         -------
Accrued expenses
  Salaries and other compensation      17,507          18,444
  Warranty reserves                     5,625           5,659
  Provision for litigation claim        5,000              --
  Other                                19,497          14,679
                                      -------         -------
                                       47,629          38,782
                                      -------         -------
                                      $75,704         $60,928
-------------------------------------------------------------

12. LONG-TERM DEBT

  Long-term debt at December 31, 1994 and 1993 consisted of the following:

--------------------------------------------------------------
                                          1994            1993
--------------------------------------------------------------
Bank term loan at LIBOR plus 1.25%
  (8.25% at December 31, 1994),
  twenty-five year amortization
  commencing February 1995,
  secured by land and buildings,
  matures February 2005                $11,500         $    --

Fifteen year 3% PIDA loans,
  commencing in 1990, secured by
  second lien on land and buildings      2,477           2,707

Bank term loans at prime plus 1%,
 fifteen year repayments commencing
 December 1, 1989, secured by land
 and buildings. Balance paid
 in May 1994                                --           2,863

Subordinated convertible debentures
  at 11%, due in eight semi-annual
  installments commencing
  December 31, 1994                      5,687           6,500
                                       -------         -------
                                        19,664          12,070
  Less current portion                   1,976             470
                                       -------         -------
Long-term debt, less current portion   $17,688         $11,600
--------------------------------------------------------------

  The holders of the subordinated convertible debentures may convert them at any time into the Company's common stock at $16.95 per share, up to a maximum of 383,480 shares. In December 1994, holders converted $492 of the subordinated convertible debentures into 29,064 shares of the Company's common stock. The Company may convert all or part of the debentures into common stock at any time provided the market price of the Company's common stock is at least 20% greater than the conversion price on each of the immediately preceding 15 trading days.

  The bank term loan and debenture agreements include various covenants relating to financial ratios and restrictions on cash dividends. The Company was in compliance with or had obtained waivers for these covenants at December 31, 1994.

  At December 31, 1994, the aggregate maturities of long-term debt for the five years ending December 31, 1999 and thereafter are as follows: $1,976 in 1995, $2,006 in 1996, $2,025 in 1997, $1,236 in 1998, $447 in 1999 and $11,974
thereafter.

13. EMPLOYEE BENEFIT PLANS

  Substantially all employees of the Company's U.S. operations are covered under a noncontributory, defined benefit pension plan. The benefits are based on each employee's years of service and highest consecutive five year average compensation. Employees of Interspec with one year of service became participants in the pension plan on the date of the merger.

  Net pension cost is comprised of the following:

----------------------------------------------------------------------
                                   1994            1993           1992
----------------------------------------------------------------------
Service cost for benefits
  earned during the year         $1,508          $1,090         $  912

Interest cost on projected
  benefit obligation                896             630            478

(Income) loss on plan assets         68            (740)          (191)

Net amortization
  and (deferral)                   (335)            490             (7)

Effect of Interspec merger          265              --             --
                                -------          ------         ------
                                 $2,402          $1,470         $1,192
----------------------------------------------------------------------

  The funded status of the plans at December 31, 1994 and 1993 follows:

---------------------------------------------------------------
                                           1994            1993
---------------------------------------------------------------
Accumulated benefit obligation,
  including vested benefits of
  $6,466 at December 31, 1994 and
  $5,552 at December 31, 1993           $ 7,222         $ 6,526
                                        -------         -------
Projected benefit obligation,
  including the effect of projected
  future salary increases                11,950          11,453

Plan assets at fair value                 7,931           6,461
                                        -------         -------

Excess of projected benefit
  obligation over plan assets             4,019           4,992

Unrecognized prior service cost            (695)           (863)

Unrecognized net experience loss         (2,230)         (3,685)
                                        -------         -------

Accrued pension cost                    $ 1,094         $   444
---------------------------------------------------------------

  The projected benefit obligations are based on employee census information as of the beginning of each year.

  The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.5% for 1994, 7.75% for 1993 and 8.5% for 1992. The assumed annual rate of increase in future compensation levels was 9% for the first five years of service and 5.75% thereafter. The expected long-term rate of return on plan assets was 9% in each of 1994, 1993 and 1992.

  A 401(k) retirement savings plan is maintained for all U.S. employees. The Company's contributions to this plan were $1,025, $895 and $748 in 1994, 1993 and 1992, respectively.

  In 1994, the Company established a profit sharing plan which provides for employee incentive awards when pre-tax return on sales exceeds 7%. No awards have been made under this plan.

14. SHAREHOLDERS' EQUITY

  The Company has the following stock plans: the 1992 Option, Stock Appreciation Right, Restricted Stock, Stock Grant and Performance Unit Plan and the 1992 Non-Officer Employee Stock Option Plan (the 1992 Plans), the 1986 Management Incentive Plan and the 1993 Non-Employee Director Stock Option Plan. Under the 1992 Plans, 2,300,000 common shares are reserved primarily for issuance of stock options at prices equal to the fair market value of the Company's common shares at the date of grant and for issuance of restricted shares at par value. Stock options and restricted stock granted under the 1992 Plans are generally exercisable at 25% each year over a four year vesting period. At December 31, 1994, approximately 212,000 shares were available for grants under the 1992 Plans.

  Under the 1986 Management Incentive Plan, 100,000 common shares were authorized for issuance of stock under the Company's management incentive plans. Approximately 14,000 common shares were issued under this plan in 1994. At December 31, 1994, approximately 71,000 shares were available for grants under this plan.

  Under the 1993 Non-Employee Director Stock Option Plan, 50,000 common shares were reserved for issuance of stock options at prices equal to the fair market value of the common shares at the date of grant. At December 31, 1994, approximately 34,000 shares were available for grants under this plan.

  In connection with the merger, all Interspec stock options held by Interspec employees were adjusted, based on the Exchange Ratio, to the Company's stock options resulting in the issuance of 232,500 options from the 1992 Plan.

  The following table summarizes option activity (shares in thousands).

------------------------------------------------------------
                                                       Price
                                      Shares       Per Share
------------------------------------------------------------
Outstanding at December 31, 1992       1,081       $ 9 - $30

  Granted                                547       $16 - $18
  Exercised                               (4)      $10 - $15
  Cancelled                              (31)      $ 9 - $28
                                       -----

Outstanding at December 31, 1993       1,593       $ 9 - $30

  Granted                                436       $13 - $16
  Exchanged from Interspec               233       $ 6 - $15
  Exercised                              (92)      $ 6 - $17
  Cancelled                              (61)      $ 7 - $28
                                       -----
Outstanding at December 31, 1994       2,109       $ 6 - $30
                                       -----

Exercisable at December 31, 1994         867       $ 6 - $30
------------------------------------------------------------

  In 1994 and 1993, 99,000 and 33,000 shares, respectively, of restricted stock were issued at par value under the 1992 plans. Deferred compensation representing the fair market value of the shares at the date of grant is amortized over the vesting period (typically two to four years).

  In February 1993, the Company's Board of Directors authorized a plan to repurchase up to 1,000,000 shares of its own common stock in the open market, subject to certain criteria, to be used in servicing the Company's benefit plans. The Company repurchased 22,500 shares totaling $369 in 1994 and 794,000 shares totaling $13,441 in 1993 under this program.

15. INCOME TAXES

  The components of income (loss) before income taxes were:

----------------------------------------------------------------------
                                   1994            1993           1992
----------------------------------------------------------------------
U.S. operations                $(17,091)        $(4,541)       $ 8,445
International operations         (3,767)          2,806          4,477
                               --------         -------         ------
                               $(20,858)        $(1,735)       $12,922
----------------------------------------------------------------------

  Income tax expense (benefit) consists of the following:

----------------------------------------------------------------------
                                   1994            1993           1992
----------------------------------------------------------------------
Current:
  U.S. Federal                  $(2,000)        $(2,796)       $ 2,691
  U.S. State and Local              248             292            392
  International                     857             883            471

Deferred:
  U.S. Federal                      533           3,207         (1,582)
  International                    (292)             --            221
                                -------         -------        -------
                                $  (654)        $ 1,586        $ 2,193
----------------------------------------------------------------------

  The difference between taxes computed by applying the U.S. Federal income tax rate of 34% to income (loss) before income taxes and the actual income tax expense (benefit) follows:

----------------------------------------------------------------------------
                                         1994            1993           1992
----------------------------------------------------------------------------
Expected income taxes
  at U.S. statutory rate              $(7,092)        $  (590)       $ 4,394
Increase (reduction) in
income taxes resulting from:
  State and local income taxes            164             192            259
  Taxes related to foreign
    operations                          2,913           1,234            505
  Utilization of tax operating
    loss carryforwards                 (1,457)         (1,783)        (2,419)
  Foreign Sales Corporation benefit        --              --           (536)
  Tax advantaged investment
    income                                (44)           (266)          (654)
  Restructuring costs                      --              --            406
  Alternative minimum tax                  --           2,510            857
  Tax accrual adjustment               (2,000)         (2,013)            --
  Change in valuation allowance         7,540           2,181         (1,172)
  Other, net                             (678)            121            553
                                      -------         -------        -------
                                      $  (654)        $ 1,586        $ 2,193
----------------------------------------------------------------------------

  The Company had net payments (refunds) of income taxes of $1,689, $(4,322) and $(574) in 1994, 1993 and 1992, respectively.

  The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and December 31, 1993 are presented below.

-------------------------------------------------------------
                                         1994            1993
-------------------------------------------------------------
Deferred tax assets
  Receivables                        $  3,230        $  2,936
  Inventories                          11,564           8,800
  Net operating loss carryforwards      3,969           3,157
  State taxes                           3,106           2,087
  Compensation                          2,623           2,171
  Provision for litigation claim        1,700              --
  Research and experimentation
    credit carryforwards                6,602           6,425
  Other                                 3,032           3,107
                                     --------        --------
    Gross deferred tax assets        $ 35,826          28,683
    Less valuation allowance          (27,249)        (19,709)
                                     --------        --------
    Net deferred tax assets          $  8,577        $  8,974
Deferred tax liabilities, primarily
  depreciation and intangible assets   (4,472)         (4,628)
                                     --------        --------
Net deferred income taxes            $  4,105        $  4,346
-------------------------------------------------------------

  In determining the realizability of deferred tax assets, the Company assessed its deferred tax liabilities, tax planning strategies and potential carryback opportunities.

  At December 31, 1994, the Company had net operating loss carryforwards for statutory purposes of approximately $7,900, which begin to expire in 1998 or have no expiration date. The Company also has U.S. research and experimentation credit carryforwards of approximately $6,600 with expiration dates from 1997 through 2008. Utilization of approximately $4,000 of net operating loss carryforwards and $2,400 of research and experimentation credit carryforwards are subject to certain members of the U.S. consolidated group having future taxable income.

  During 1994 and 1993, the Internal Revenue Service completed examinations of the Company for the years 1991 and 1992, and 1989 and 1990, respectively. The results of the examinations allowed the Company to reduce its liability for income taxes by approximately $2,000 in both 1994 and 1993. The Company believes it has made adequate provision for income taxes that may become payable with respect to open tax years.

  Provision has not been made for U.S. or additional foreign taxes on the undistributed earnings of the Company's foreign subsidiaries which total approximately $1,700. These earnings, which are anticipated to be reinvested, could become subject to additional tax if they were remitted as dividends, lent to the Company, or if the Company should sell its stock in these subsidiaries.

16. OTHER EXPENSE, NET

  Other expense, net, includes foreign exchange gains and losses consisting of realized gains and losses on cash transactions involving various foreign currencies, unrealized gains and losses resulting from exchange rate fluctuations primarily affecting intercompany accounts and gains and losses on forward exchange contracts. Net losses from foreign currency transactions were $144, $1,259 and $1,839 in 1994, 1993 and 1992, respectively.

  Other expense, net, also includes Washington State Business and Occupation taxes of $744, $1,086, and $1,144 in 1994, 1993 and 1992, respectively. This tax is a gross receipts tax imposed on products manufactured in the State of Washington and is levied in lieu of a state income tax.

  In 1993, the Company sold its equity investment in a third party for $3,235. A gain on the sale of the investment of $1,125 is included in other expense, net.

17. INVESTMENT INCOME

  Investment income consists of the following:

----------------------------------------------------------------------
                                   1994            1993           1992
----------------------------------------------------------------------
Interest income                  $1,961          $2,118         $2,334
Preferred share
  dividend income                   168             970          2,299
                                 ------          ------         ------
                                 $2,129          $3,088         $4,633
----------------------------------------------------------------------

18. LEASES

  The Company was obligated at December 31, 1994 under long-term operating leases for various types of property and equipment, with minimum aggregate rentals totaling $14,375 as follows: $3,847 in 1995, $3,159 in 1996, $2,532 in
1997, $2,184 in 1998, $1,756 in 1999 and $897 in later years.

  Many of the Company's leases contain renewal options and clauses for escalations and payment of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Certain leases are expected to be renewed or replaced at expiration. Total rental expense under operating leases was $5,276, $4,882 and $4,838 in 1994, 1993 and 1992, respectively.

19. LEGAL CONTINGENCIES

  In December 1994, the U.S. Federal Circuit Court of Appeals affirmed a decision of the District Court in California granting a motion by SRI International, Inc. (SRI) for partial summary judgment on a patent infringement claim relating to an electrical circuit alleged to be used in the Company's Ultramark 4 system and two discontinued products. The SRI patent expired in April 1994. SRI has stated in a February 1993 press release that it is seeking over $5 million in damages. The District Court has scheduled a jury trial to commence on March 21, 1995 on the issues of damages and willful infringement. If the jury returns a verdict of willful infringement the judge may at his discretion grant an enhancement of damages of up to three times the amount actually determined. Interest will be applied to actual damages. The Company will vigorously assert its positions on these issues. At this stage of the litigation, the Company cannot predict the outcome of the suit or estimate the amount of loss, but believes its defenses are meritorious and will continue to vigorously pursue its rights at trial and in any subsequent proceedings. There are no assurances that the jury trial will not result in substantial damages against the Company or that such damages will not be enhanced by the court. A provision for the litigation claim was accrued in the fourth quarter of 1994 for $5,000.

  In addition to the foregoing proceedings, the Company is involved in various other legal actions and claims arising in the ordinary course of business. The Company believes the ultimate resolution of these matters individually and in the aggregate will not have a material adverse effect on the Company's financial condition.

20. GEOGRAPHIC SEGMENT INFORMATION

  The Company operates in one industry segment: developing, manufacturing, marketing and servicing diagnostic medical ultrasound imaging systems and related accessories. Internationally, the Company's products are marketed through its subsidiaries and independent distributors, with principal subsidiaries located in Europe, Canada, Argentina, Australia and Singapore.

  U.S. revenues in the following table include U.S. export sales to customers in foreign countries of $51,466, $55,980 and $56,326 in 1994, 1993 and 1992,
respectively.

  A summary of the Company's operations by geographic area follows:

----------------------------------------------------------------------
                                   1994            1993           1992
----------------------------------------------------------------------
REVENUES:
  U.S.                         $250,443        $256,792       $283,114
  Transfers between
    geographic areas             76,890          70,876         55,703
                               --------        --------       --------
    Total U.S.                  327,333         327,668        338,817
  International:
    Europe                       88,585          84,333         78,346
    Other                        27,124          19,372         18,945
                               --------        --------       --------
    Total International         115,709         103,705         97,291

  Eliminations                  (76,890)        (70,876)       (55,703)
                               --------        --------       --------
                               $366,152        $360,497       $380,405
                               --------        --------       --------
INCOME (LOSS) BEFORE
INCOME TAXES:
  U.S.                         $(19,273)       $ (2,041)      $  8,337
  International:
    Europe                       (2,431)          2,943          4,874
    Other                        (1,336)           (137)          (397)
                               --------        --------       --------
    Total International          (3,767)          2,806          4,477

  Adjustments/eliminations        2,182          (2,500)           108
                               --------        --------       --------
                               $(20,858)       $ (1,735)      $ 12,922
                               --------        --------       --------
GEOGRAPHIC ASSETS:
  U.S.                         $238,319        $218,958       $220,079
  International:
    Europe                       63,564          60,946         52,774
    Other                        22,082          11,433         10,104
                               --------        --------       --------
    Total International          85,646          72,379         62,878

  Adjustments/eliminations       (7,115)        (12,841)        (4,775)
                               --------        --------       --------
                               $316,850        $278,496       $278,182
----------------------------------------------------------------------

  International revenues, including both international operations and U.S. export sales, were as follows:

----------------------------------------------------------------------
                                   1994            1993           1992
----------------------------------------------------------------------
European operations            $ 88,585        $ 84,333       $ 78,346
Other international
  operations                     27,124          19,372         18,945
                               --------        --------       --------
                                115,709         103,705         97,291
U.S. export sales                51,466          55,980         56,326
                               --------        --------       --------
  Total international
    revenues                   $167,175        $159,685       $153,617
----------------------------------------------------------------------

  Geographic assets may be reconciled to consolidated assets as follows:

----------------------------------------------------------------------
                                   1994            1993           1992
----------------------------------------------------------------------
Geographic assets              $316,850        $278,496       $278,182
General corporate assets
  (principally cash
  and investments)               14,671          50,901         66,341
                               --------        --------       --------
Consolidated assets            $331,521        $329,397       $344,523
----------------------------------------------------------------------


21. QUARTERLY FINANCIAL DATA (Unaudited)

-------------------------------------------------------------------------------------------------
                                                                  QUARTERS
                                            -----------------------------------------------------
(In millions, except per share data)        First       Second      Third       Fourth      Total
-------------------------------------------------------------------------------------------------
1994
Revenues                                    $89.4        $84.8      $87.3       $104.7     $366.2
Gross profit                                 38.8         37.3       39.5         48.0      163.6
Income (loss) from operations                  .6         (9.9)      (4.6)        (7.7)     (21.6)
Income (loss) before income taxes              .7         (9.7)      (4.4)        (7.5)     (20.9)
Net income (loss)                              .3         (9.9)      (4.8)        (5.8)     (20.2)
Net income (loss) per share                 $ .02        $(.76)     $(.36)      $ (.44)    $(1.53)
-------------------------------------------------------------------------------------------------
1993
Revenues                                    $94.2        $89.2      $78.6       $ 98.5     $360.5
Gross profit                                 42.4         41.4       36.2         45.8      165.8
Income (loss) from operations                 2.4         (1.7)      (8.2)         4.4       (3.1)
Income (loss) before income taxes             2.8         (1.3)      (7.9)         4.7       (1.7)
Net income (loss)                             2.4         (1.6)      (8.5)         4.4       (3.3)
Net income (loss) per share                 $ .18        $(.12)     $(.63)      $  .33     $ (.24)
-------------------------------------------------------------------------------------------------

  Quarterly per share data shown do not add to the total in 1994 due to changes in the number of weighted average shares outstanding during the year.

  The 1994 results include non-recurring expenses totaling $5.4 million associated with the acquisition of Interspec during the second quarter and $6.6 million for the restructuring of operations and a provision for litigation claim in the fourth quarter. The 1993 results include a restructuring charge of $4.3 million related to the restructuring of operations in the third quarter.

22. SUBSEQUENT EVENT

  On February 15, 1995, the Company announced a new corporate structure that will consolidate the Interspec operations located in Ambler, Pennsylvania with the Company's headquarters operations in Bothell, Washington. The consolidation will result in relocation of Apogee products manufacturing to Bothell, closure of the Ambler facility and an estimated net reduction of full-time positions of approximately four percent of the Company's workforce. The Company expects to incur approximately $5 million in 1995 for employee retention incentives, severance payments and relocation expenses associated with the consolidation and plant closure. The Company has preliminary plans to sell the Ambler real estate, which has a net book value of $7 million, in late 1995 or early 1996 after operations are transitioned to Bothell. The approximate $5 million charge for consolidation excludes any loss that might be realized on the disposition of the Ambler real estate.

DIRECTORS AND CORPORATE OFFICERS

BOARD OF DIRECTORS                           CORPORATE  OFFICERS

Dennis C. Fill                               Dennis C. Fill
Chairman of the Board and                    Chairman of the Board and
Chief Executive Officer                      Chief Executive Officer

Kirby L. Cramer                              David M. Perozek
Chairman of the                              President and
Compensation Committee;                      Chief Operating Officer
Chairman Emeritus,
Hazleton Laboratories Corporation            Harvey N. Gillis
                                             Senior Vice President,
Harvey Feigenbaum, M.D.                      Finance and Administration and
Chairman of the                              Chief Financial Officer
Audit Committee;
Distinguished Professor                      Edward Ray
of Medicine, Indiana                         President and
University Medical Center                    Chief Operating Officer
                                             ATL Interspec Cardiology
Eugene A. Larson
Scientific Consultant and                    Senior Vice Presidents:
former President of ATL
                                             Debby Jo Blank, M.D.
John R. Miller
Senior Advisor, Chanen,                      Donald D. Blem
Painter & Company, Ltd.
Investment Bankers                           Cass F. Diaz
Seattle, Washington
                                             Victor H. Reddick
Phillip M. Nudelman, Ph.D.
President and Chief Executive                Jacques Souquet, Ph.D.
Officer, Group Health
Cooperative of Puget Sound                   Vice Presidents:
Seattle, Washington
                                             Anne Marie Bugge
David M. Perozek
President and                                Sanjoy Chatterji
Chief Operating Officer
                                             Kevin M. Goodwin
Edward Ray
President and                                Ken A. Likkel
Chief Operating Officer
ATL Interspec                                Edward J. Parker

Harry Woolf, Ph.D.                           Peter Pellerito
Professor Emeritus and Former
Director, The Institute for                  Lourens B. Steger
Advanced Study
Princeton, New Jersey                        Thomas J. Williams

                                             W. Brinton Yorks, Jr.

                                                     GENERAL INFORMATION

ADVANCED TECHNOLOGY LABORATORIES, INC.

Worldwide Headquarters:

ATL
22100 Bothell Everett Highway
P.O. Box 3003
Bothell, Washington 98041-3003

European Headquarters:

ATL Munich
Ohmstrasse 3
85716 Unterschleissheim
Germany

Principal International Subsidiaries and Field Operations:

Buenos Aires, Argentina
Sydney, Australia
Vienna, Austria
Brussels, Belgium
Toronto, Canada
Letchworth, England
Paris, France
Solingen, Germany
Hong Kong
Madras, India
Milan, Italy
Woerden, Netherlands
Singapore
Stockholm, Sweden

SHAREHOLDER INFORMATION

A report on the company's financial performance and other corporate activities is sent to shareholders semiannually. A copy of ATL's Form 10-K may be obtained by contacting the Corporate and Investor Relations Department, ATL, P.O. Box 3003, Bothell, WA 98041-3003, (800) 426-2670 Ext. 7427.


STOCK LISTING

ATL Common Stock is listed on the Nasdaq National Market System under the symbol ATLI.

TRANSFER AGENT/REGISTRAR

First Chicago Trust Company of New York

Inquiries regarding change of address, stock transfer or your shareholder account should be sent directly to:

First Chicago Trust Company of New York
Shareholder Relations Dept.
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone (201) 324-0498

It is helpful to include your social security or tax ID number.