Form 10-K, Exhibit 13
period 1995-12-31
ADVANCED TECHNOLOGY LABORATORIES INC/
filed 1996-03-29
CIK 806086

[Cover Page]





                                     [ART]









                                                      ATL 1995 ANNUAL REPORT

[ATL LOGO]








 ATL is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems. These systems are used in radiology, cardiology, obstetrics and gynecology, vascular, musculoskeletal and intraoperative applications. The Company is dedicated to the innovation and development of ultrasound technology that improves the quality and productivity of health care worldwide.



 COVER: ATL's color ultrasound
 technology illuminates the flow
 of blood through the heart.

                                                               FINANCIAL SUMMARY

===================================================================================
(IN THOUSANDS)                                         1995      1994       1993
-----------------------------------------------------------------------------------

RESULTS OF OPERATIONS
 Revenues                                            $399,446  $366,152   $360,497
 Gross profit                                         184,525   163,583    165,849
 Selling, general and administrative expenses         121,193   115,595    110,752
 Research and development expenses                     49,017    56,426     51,265
 Net income (loss)*                                    12,002   (20,204)    (3,321)
 Net income (loss), excluding non-recurring items      10,617    (8,191)       954

BALANCE SHEET
 Cash and short-term investments                     $ 35,654  $ 22,901   $ 54,758
 Marketable debt security**                                 -     4,988      4,988
                                                     --------  --------   --------
  Total cash and investments                           35,654    27,889     59,746
 Total assets                                         353,448   321,150    322,164
 Long-term debt                                        14,837    17,688     11,600
 Shareholders' equity                                 210,923   191,176    210,835
-----------------------------------------------------------------------------------
 Common shares outstanding                             13,610    13,330     13,101
===================================================================================

* 1995 net income includes an after tax net gain of $1,385 for a gain from Hitachi's investment in an ATL R&D joint venture, a benefit for a Washington State B&O tax refund and restructuring and relocation expenses; 1994 net loss includes $12,013 of merger and related costs, restructuring expenses and a provision for litigation claim; 1993 net loss includes restructuring expenses of $4,275 for the streamlining of worldwide operations.

** The marketable debt security is classified as a short-term investment at December 31, 1995.

                                  [PHOTO ART]

ATL's ultrasound technology reveals a wealth of diagnostic information. Clockwise from top: vasculature in the spleen, testicular inflammation and detail of a fetal face.

                                                                               1
                                                                             ATL

CHAIRMAN'S LETTER

FELLOW SHAREHOLDERS:

I am pleased to report that 1995 was a year of accomplishment for ATL.

  The strategic initiatives we have strongly pursued for the past three years provided the foundation for worldwide gains in market share, important advances of our technology and a significant turnaround in the Company's financial performance. Additionally, we formed a marketing and technology alliance with Hitachi Medical Corporation, and an advisory panel of scientists to the U.S. Food and Drug Administration (FDA) unanimously recommended approval of our breast premarket approval application, a first in the ultrasound industry.

  The market for medical diagnostic imaging equipment in general, and ultrasound in particular, remained challenging in 1995, primarily due to cost constraints and continuing restructuring of health care systems in many major countries. However, the clinical and productivity benefits offered by the HDI/(R)/ 3000, our fourth generation all-digital ultrasound system, led to strong growth and an installed base of over 1,000 of these new systems by year end. Our total installed base of all-digital ultrasound systems now numbers over 7,500 worldwide. During the year, we announced the first major expansion of the HDI 3000 system with the introduction of complete cardiac capabilities. The advanced architecture of the HDI 3000 platform was further demonstrated by the first ever integration of three-dimensional imaging into an ultrasound instrument for visualization of the human vascular system. The success of our mid-range Apogee/(R)/ product line in international markets also continued to make an important contribution to our growth.

  Our strategic alliance with Hitachi Medical Corporation opens the Japanese market to ATL, the second largest market for ultrasound in the world. As distributor for ATL products in Japan, Hitachi will primarily concentrate on the sales and service of the HDI 3000. In addition, Hitachi invested in an ATL R&D venture, Atlantis Diagnostics International. This collaboration is designed to enhance the worldwide competitive positions of each company through the co-development and innovation of ultrasound technology.

  In another important milestone, a distinguished FDA advisory panel unanimously recommended approval of our premarket approval application (PMA). ATL's PMA would open a new clinical application for ultrasound that, in conjunction with mammography, will aid physicians in differentiating benign from malignant or suspicious solid breast lesions, thereby significantly reducing the need for biopsy. In the United States, over 700,000 women must undergo breast biopsy each year. Up to 80% of these breast lumps are found to be benign. If the FDA approves our PMA, HDI technology may spare hundreds of thousands of women the physical, emotional and financial costs of surgical breast biopsies. This would be the first PMA ever issued in the medical imaging industry for a diagnostic claim.

2
ATL

 FINANCIAL PERFORMANCE

  Worldwide revenues increased 9% to reach a record $399.4 million in 1995. International revenues grew 13% and U.S. revenues grew 6%. Gross margin rose to 46.2% compared with 44.7% in 1994, reflecting improved product mix and continuing cost reduction programs. Operating expenses, excluding non-recurring items, declined to $171.2 million or 42.9% of revenues compared with $173.2 million or 47.3% of revenues in the prior year. Our 1995 financial results included the benefit of the Hitachi investment and a favorable Washington State sales tax audit as well as a charge for the consolidation of our Ambler, Pennsylvania operations. These items netted to a non-recurring gain of $1.4 million. Excluding these one-time items, net income was $10.6 million or $0.75 per share on a fully diluted basis. Including these items, ATL reported net income of $12.0 million or $0.85 per share on a fully diluted basis.

1996 AND BEYOND

  The worldwide market for health care has changed dramatically and permanently since ATL became an independent public company in 1992. In this new environment, technology advances alone are not enough. To succeed, medical technology must enable increasing levels of clinical efficacy and productivity. ATL is a recognized leader in the innovation of technology that is opening new clinical applications of ultrasound and helping health care providers meet the demands of this new, evolving environment.

  We made substantial progress in 1995. However, much remains to be accomplished to reach our objectives for financial performance and return to shareholders. It is our corporate goal to translate our technology and clinical leadership into a return on shareholders' equity of 15%. We believe we have the market position, worldwide distribution network, financial resources and management strength to make this a reality.

 To the employees of ATL, I extend my appreciation for a year of superb effort and performance. We thank you, our shareholders, for your continued support.


[SIGNATURE LOGO OF DENNIS C. FILL]


Dennis C. Fill
Chairman and Chief Executive Officer
March 14, 1996

                                                                               3
                                                                             ATL

THE YEAR IN REVIEW

JANUARY 20, MADRAS ATL announces plans to expand its investment in India joint venture to a majority equity position. Through its 15-year partnership with Sanmar Electronic Corporation, ATL has become a leader in India's growing market for ultrasound, providing manufacturing, direct sales and service support. ATL India will expand this growth opportunity with added investment in customer sales, service and education resources. The government of India approved the transaction in May.

FEBRUARY 1 Presentation of findings at the Symposium on Diagnostic and Therapeutic Approaches to Vascular Disease by Dennis F. Bandyk, M.D., professor of surgery at the University of South Florida, shows intraoperative ultrasound can significantly reduce post-operative complications arising from vascular surgery.
     ATL's miniature, lightweight Entos(TM) CL10-5 broadband scanhead and the highly mobile HDI 3000 are leading the growing trend toward intraoperative ultrasound. In its first year since introduction, over 75% of HDI 3000 sales in the vascular market include this Entos probe.

MARCH 30 ATL produces the 25,000th scanhead since acquisition of Echo Ultrasound in May 1994. Echo, acquired as part of the Interspec merger, and ATL manufacturing in Bothell combine to form the world's largest manufacturer of ultrasound scanheads.

APRIL 24 The HDI 3000 becomes the first ultrasound system to pass the European
 Medical Device Directive, the most stringent assessment of quality assurance worldwide. Gaining this approval allows ATL to display the European Community
 (CE) Mark on the HDI 3000 system, certifying its quality design, manufacturing, service and installation.

                                  [PHOTO ART of Handshake]
                                  January 20

                                  [PHOTO ART of HDI 3000]
                                    July 28

4
ATL

                                  [PHOTO ART of sonographer imaging cardiac
                                              patient and cardiac image]
                                    June 14

                                  [PHOTO ART of satellite]
                                    June 30

                                  [PHOTO ART of CL10-5 scanhead] [Prior page]
                                  February 1



JUNE 14, TORONTO ATL announces cardiology capabilities for HDI 3000. Expanding the clinical utility and potential market for ATL's fourth generation all-digital HDI 3000, ATL introduces a complete range of cardiac features at the American Society of Echocardiography meeting in Toronto and at the Symposium on Echocardiology in the Netherlands one week later. Cardiologists praised the HDI 3000cv for its imaging performance, mobility and user friendliness. Customers called the image quality "exquisite" and reported that the system offers a new level of performance, particularly in technically difficult to image patients.

JUNE 15 ATL offers ultrasound training via satellite videoconferencing from its Bothell headquarters to physicians in Singapore. Over 3,000 clinicians attended ATL-sponsored education courses held in locations throughout the world in 1995.

JUNE 22 ATL implements pan-European leasing program. The first contract is signed by a hospital in the United Kingdom.

JUNE 30 ATL, University of Washington, U.S. Navy and Jet Propulsion Laboratory collaborate on transmission of live ultrasound images via a NASA research satellite and mobile uplink unit. The demonstration shows that cost-effective, real-time evaluation of ultrasound images is possible from rural or remote areas or at sea; wherever injury, emergency, warfare or natural disasters may occur.

JULY 28 HDI 3000 wins design award in international competition. At the 5th
 Annual Pro/USER Conference, the international engineering community recognized the HDI 3000 for its breakthrough design. Judged best in its class over 112 other leading edge technology entrants, the HDI 3000 received the award based on creativity, technical merit, overall design and comprehensive use of computer-aided design software.

                                                                               5
                                                                             ATL

                                  [PHOTO ART of bar chart representation of
                                              HDI 3000 Customer Satisfaction]

                                 [BAR CHART]      82%              98%
                                                Exceeded          Met or
                                              Expectations       Exceeded
                                                               Expectations
                                 September 21

                                  [PHOTO ART of screen display of Access Image
                                              Management]
                                   October 6

                                  [PHOTO ART of ATL and Hitachi documents]
                                  November 6


AUGUST 1  ATL presents cardiology features for the HDI 3000 at the Asian
 Federation of Societies of Ultrasound in Medicine meeting in Beijing, China.

AUGUST 21 ATL begins customer deliveries of its innovative multiplane transesophageal scanhead (TEE) for both the HDI and HDI 3000 systems. ATL's multiplane TEE provides a full range of cardiac views enabling more rapid diagnosis of congenital and acquired heart disease. ATL holds a strong patent position in this technology and has cross-licensed it to other leading echocardiography companies.

AUGUST 21 ATL announces the 500th customer delivery of the HDI 3000 system at the European Society of Cardiology meeting in Amsterdam, the Netherlands.

SEPTEMBER 4 The superb imaging capabilities of the HDI 3000 and the CL10-5 scanhead are prominently featured at the Musculoskeletal Ultrasound conference in Antwerp, Brussels. Originally designed for vascular surgery, ATL's CL10-5 scanhead provides extraordinary clarity for superficial structures such as median nerves in the wrist and tendons in the knee, ankle, shoulder and hand.

SEPTEMBER 15 "Bigfoot," a powerful microchip, is integrated into the HDI 3000 beamformer. With the equivalent of approximately half a million transistors, ATL's proprietary, new generation ASIC (application-specific integrated circuit) consumes only 15% of the power of its predecessor and reduces overall beamformer components by 50%, further increasing reliability and decreasing manufacturing cycle time.

SEPTEMBER 21 An independent national survey of more than 100 hospitals and clinics finds exceptional customer satisfaction with ATL's HDI 3000 system, with over 80% of customers stating the system "exceeds their expectations." Customers report increased productivity, with some reporting gains of over 25%, due to system design and image quality that results in fewer repeat examinations and more definitive diagnoses.

6
ATL

                                  [PHOTO ART of Micrometer holding ASIC chip]
                                 September 15


                                  [PHOTO ART of ultrasound image of
                                         supraspinatus tendon]
                                  September 4


                                  [PHOTO ART of hotel marquee of American
                                              Heart Association meeting]
                                  November 14

OCTOBER 6 ATL announces customer shipments of the Access(TM) Image Management system for ultrasound. Consisting of a Dicom-based acquisition module, workstation and a network fileserver, the system's open architecture allows easy integration with other manufacturers' devices.

OCTOBER 10 www.atl.com-ATL goes live on the World Wide Web. ATL's web site features product, customer support, employment, corporate and clinical information.

OCTOBER 14 ATL and Schering AG co-sponsor a symposium on ultrasound contrast agents and harmonic imaging at the Dreilander meeting in Dresden, Germany.

NOVEMBER 6, TOKYO/SEATTLE ATL AND HITACHI MEDICAL CORPORATION (HMC) ANNOUNCE R&D
 JOINT VENTURE AND HDI 3000 DISTRIBUTION AGREEMENTS. The agreements open the Japanese market to ATL, the second largest market for ultrasound in the world, and establish an R&D collaboration. As distributor for ATL products in Japan, Hitachi will primarily concentrate on the sales and service of the HDI 3000. In addition, Hitachi invested in an ATL R&D venture, Atlantis Diagnostics International.

   "ATL is a recognized leader in broadband digital ultrasound technology. We believe that ATL's premium product line will complement our own ultrasound product offering in Japan," said Yutaka Takuma, HMC president. "Combining Hitachi's experience in microelectronics and ultrasound with ATL's experience in digital ultrasound technology will bring substantial benefits to both companies."

NOVEMBER 14 Clinical researchers report on the benefits of the HDI all-digital architecture for a new generation of cardiac harmonic contrast agents at the American Heart Association meeting in Anaheim, California.

                                                                               7
                                                                             ATL

                                  [PHOTO ART of HDI 3000 and bar chart
                                 representing HDI 3000 installed customer
                                              base]

[BAR CHART]       500      1,000
                 August   December
                  1995      1995


                                  December 22


NOVEMBER 26 Kodak and ATL announce customer testing of jointly developed image management products for ultrasound. The integration of the Kodak Digital Science(TM) medical imaging system and ATL's Access system for ultrasound image management will enable ultrasound departments to improve productivity through more efficient image printing, automated image archiving and retrieval, reduced patient examination time and enhanced consultation within and between hospitals.

NOVEMBER 27, CHICAGO  ATL INTRODUCES 3D ULTRASOUND AT THE ANNUAL MEETING OF
 THE RADIOLOGICAL SOCIETY OF NORTH AMERICA. Building on the powerful TrueDigital(TM) architecture of the HDI 3000 system, 3D Color Power Angio(TM)
 (CPA) is the first three-dimensional imaging capability integrated into a high performance system. Instead of a single, two-dimensional slice, the rotating 3D view depicts the vasculature of an entire organ. Clinical investigators report that 3D CPA shows promise in the early detection of fetal abnormalities in the brain, abdomen and great vessels; placental flow assessment for evaluation of fetal growth; monitoring the viability of kidney and liver transplants; and tumor therapy follow up.

NOVEMBER 27 ATL expands its Entos family of probes with two new broadband scanheads for abdominal surgery. The ergonomic and lightweight design of these scanheads frees the surgeon's fingers to enable palpation while scanning. The small footprint of these scanheads ensures access even in tight abdominal spaces.

   Intraoperative ultrasound can provide the surgeon with such critical information as the number, size and characteristics of lesions and their exact location. As a result, the surgical approach is often altered: a more extensive resection is performed, a planned procedure revised or treatment changed. Over 125,000 abdominal surgeries are performed annually in the United States.

8
ATL

                                  [PHOTO ART clockwise from top; scanning of a
                                              patient's breast, Gene Larson
                                              interview on CNN Newscast and
                                              ultrasound image of breast
                                              tissue.]
                                  December 11

                                  [PHOTO ART of field test of ultrasound
                                              imaging]
                                  December 29

                                  [PHOTO ART of new Entos scanheads]
                                  November 27


DECEMBER 11, WASHINGTON, D.C. FDA ADVISORY PANEL UNANIMOUSLY RECOMMENDS APPROVAL
 FOR ATL BREAST PREMARKET APPROVAL APPLICATION (PMA). Upon FDA approval, the PMA will allow a new clinical application of ultrasound that would significantly reduce breast biopsies. The scientific advisory panel determines that the use of ATL's High Definition(TM) Imaging (HDI), in conjunction with mammography, will provide physicians with a high degree of confidence in differentiating benign from malignant or suspicious breast lesions. ATL's application was based on the findings of an international, multi-center study involving over 1,000 women with solid breast lesions.

   "This study represents an important step in women's health care and demonstrates the potential to spare hundreds of thousands of women the physical, emotional and financial costs of surgical breast biopsies," states Ellen Mendelson, M.D., director of the Breast Diagnostic Imaging Center at The Western Pennsylvania Hospital and a clinical investigator in ATL's PMA study.

DECEMBER 22 ATL delivers 1,000th HDI 3000 ultrasound system. In addition, the
 University HealthSystem Consortium selects ATL as a preferred vendor. Comprised of over 100 university hospitals and their member partners, the Consortium notes the HDI 3000 will strengthen the ability of their members and partners to increase productivity and improve patient care.

DECEMBER 29 U.S. Department of Defense announces selection of ATL to partner on development of handheld ultrasound device for battlefield trauma. Together with the University of Washington, VLSI Technology and Harris Semiconductor, ATL will develop a lightweight, low cost, real-time digital ultrasound system with high quality imaging performance and telemedicine capabilities for use on the battlefield as well as in general medical practice.

                                                                               9
                                                                             ATL

FINANCIAL REVIEW

---------------------------------------------------------------------------------------------------------------------------
YEAR ENDED                                           December 31,  December 31,  December 31,  December 31,  December 27,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                1995          1994          1993          1992          1991
STATEMENT OF OPERATIONS DATA:
 Revenues                                                $399,446      $366,152      $360,497      $380,405      $336,392
 Gross profit                                             184,525       163,583       165,849       177,409       148,925
 Selling, general and administrative expenses             121,193       115,595       110,752       111,883       103,105
 Research and development expenses                         49,017        56,426        51,265        46,051        42,403
 Income (loss) from operations                             14,895       (21,616)       (3,106)       10,438        14,354
 Income (loss) before income taxes                         14,488       (20,858)       (1,735)       12,922        16,200
 Net income (loss)                                         12,002       (20,204)       (3,321)       10,729        15,237
 Net income (loss), excluding
  non-recurring items                                      10,617        (8,191)          954        15,688         1,506
 Net income (loss) per share - fully diluted             $    .85      $  (1.53)     $   (.24)     $    .78      $   1.19
 Net income (loss) per share, excluding
  non-recurring items - fully diluted                    $    .75      $   (.62)     $    .07      $   1.15      $    .12

PERCENT OF TOTAL REVENUES:
 Gross margin                                               46.2%         44.7%         46.0%         46.6%         44.3%
 Selling, general and administrative expenses               30.3%         31.6%         30.7%         29.4%         30.7%
 Research and development expenses                          12.3%         15.4%         14.2%         12.1%         12.6%
 Income (loss) from operations                               3.7%         (5.9%)         (.9%)         2.7%          4.3%
 Income (loss) before income taxes                           3.6%         (5.7%)         (.5%)         3.4%          4.8%
 Net income (loss)                                           3.0%         (5.5%)         (.9%)         2.8%          4.5%
 Net income (loss), excluding non-recurring items            2.7%         (2.2%)          .3%          4.1%           .4%

BALANCE SHEET DATA (END OF PERIOD):
 Cash and short-term investments                         $ 35,654      $ 22,901      $ 54,758      $ 81,717      $ 80,282
 Receivables                                              129,226       105,500        94,559       102,483       104,892
 Inventories                                               94,877        96,065        88,692        81,546        74,811
 Working capital                                          161,581       134,117       157,878       178,497       164,414
 Marketable debt security                                       -         4,988         4,988             -             -
 Total assets                                             353,448       321,150       322,164       344,523       337,239
 Short-term borrowings, including
  current portion of long-term debt                         3,466         3,818         5,749         4,985         8,501
 Long-term debt                                            14,837        17,688        11,600        12,077        16,047
 Shareholders' equity                                     210,923       191,176       210,835       227,234       209,715
-------------------------------------------------------------------------------------------------------------------------

Income from operations in 1995 includes a net gain of $1,385 for a gain from Hitachi's investment in an ATL R&D joint venture, a benefit for a Washington State B&O tax refund and restructuring and relocation expenses.

The loss from operations in 1994 includes $12,013 of merger and related costs, restructuring expenses and a provision for litigation claim.

The loss from operations in 1993 includes restructuring expenses of $4,275 for the streamlining of worldwide operations.

Income from operations in 1992 includes $4,959 of stock distribution expenses and restructuring expenses related to the distribution of SpaceLabs Medical, Inc.

Income from operations in 1991 includes a $6,338 award as a result of the Company's lawsuit against a competitor and a $7,393 gain on the sale of a subsidiary.

10
ATL

                                                     MANAGEMENT'S DISCUSSION AND

                                                 ANALYSIS OF FINANCIAL CONDITION

                                                       AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  ATL (the Company) operates in the worldwide diagnostic medical ultrasound industry. ATL sells its products to hospitals, clinics and physicians worldwide for use in radiology, cardiology, obstetrics and gynecology, vascular, musculoskeletal and intraoperative applications. Sales are made through the Company's direct sales force in the U.S. and through direct sales or third party distributors in international markets.

  Like many high-technology medical systems industries, the ultrasound industry is highly competitive and market demand is influenced by a variety of factors. These include the introduction of new technologies which may offer improved clinical capabilities and create demand for new products, the relative cost-effectiveness and clinical utility of competing diagnostic technologies, the structure of health care delivery organizations, government policies with respect to reimbursement and containment of medical costs and the economies and demographics of the countries where the Company markets its products. Although ultrasound systems are typically sold based on image quality, Doppler sensitivity, product reliability, upgradeability, clinical versatility and ease of use, price competition is an important factor. Fundamental restructuring in the U.S. health care market has resulted in a contraction of the traditional ultrasound market in recent years. Although uncertainty created from debates over federal and state health care reform subsided somewhat in 1995, the focus on containment of medical costs continued, adding to the existing competitive pressures in the ultrasound industry.

  The Company's competitive position and financial results are influenced by fluctuations in foreign currency exchange rates. In 1995, international revenues accounted for 47% of total revenues, a large portion of which were denominated in foreign currencies. Some of ATL's competitors are foreign companies whose production costs are incurred in foreign currencies. As a result, a strengthening of the value of the U.S. dollar against other major currencies may adversely impact the Company's competitive position and financial results. This impact, however, will be partially offset by the translation into U.S. dollars of operating expenses incurred in foreign currencies by the Company's international sales and service operations. The Company hedges foreign exchange exposure related to its intercompany accounts payable and receivable balances which are denominated in foreign currencies through the use of forward exchange contracts. The Company does not otherwise hedge foreign currency exposures.

  In 1995, ATL reported net income of $12.0 million or $0.85 per share on a fully diluted basis. The reported results include three non-recurring items totaling a net gain of $1.4 million or $0.10 per share. The improved financial results in 1995 reflect the introduction of new products, the expansion of ATL's product lines, the results of actions taken to improve ATL's expense structure and the strengthening of economic conditions in Europe. In 1994, ATL reported a net loss of $20.2 million or $1.53 per share, which included three non-recurring charges totaling $12.0 million or $0.91 per share.

BASIS OF PRESENTATION

   ATL acquired Interspec, Inc. (Interspec), a manufacturer of diagnostic medical ultrasound systems and transducers headquartered in Ambler, Pennsylvania, in May 1994. The merger was accounted for as a pooling of interests business combination. Therefore, the Company's consolidated financial statements and information reported for periods prior to the acquisition have been restated to include Interspec as if the companies had been combined for all periods presented.

REVENUES AND GROSS PROFIT
=====================================================================

(DOLLARS IN MILLIONS)                       1995     1994      1993
---------------------------------------------------------------------
Total revenues                            $399.4   $366.2    $360.5
 Percent change                               9%       2%       (5%)
Gross profit                              $184.5   $163.6    $165.8
 As a % of revenues                        46.2%    44.7%     46.0%
=====================================================================

  Revenues increased 9% in 1995 to $399.4 million compared with 1994 revenues of $366.2 million. Product sales increased by $27.8 million reflecting favorable changes in product mix toward the HDI 3000 and Apogee product lines. Revenues from the HDI product family accounted for over one-half of total revenues in 1995. Synergies achieved from the integration of the Interspec product lines into ATL's distribution channels, particularly in international markets, resulted in higher sales of the mid-range Apogee systems. The increased volume from HDI 3000 and Apogee sales was partially offset by declining sales of the Company's older products lines, including the Ultramark /(TM)/4 (UM4) and Ultramark 9 High Definition Imaging systems. Production of new UM4 systems was discontinued at the end of 1995. Service revenues increased $5.4 million from 1994 due to an increasing installed base of ATL's products and higher volume of service maintenance contracts in 1995.

  Geographically, revenues in both the U.S. and international markets increased in 1995. Despite constrained conditions in the U.S. health care market, U.S. revenues in 1995 increased 6% to $210.7 million, primarily due to increased volume of HDI 3000 shipments. International revenues were $188.7 million, 13% higher than 1994, reflecting the increased volumes of both the HDI 3000 and the mid-range Apogee systems. Revenue growth occurred primarily in Europe where economic conditions improved in 1995. International revenues totaled 47% and 46% of total revenues in 1995 and 1994, respectively.

================================================================================
TOTAL REVENUES
(DOLLARS IN MILLIONS)

                                          1992     1993     1994     1995
                                          ----     ----     ----     ----
[BAR CHART APPEARS HERE]  U.S.             228      201      199      211
                          International    152      159      167      188
================================================================================

  In December 1995, the Company announced an agreement appointing Hitachi Medical Corporation (Hitachi) to be ATL's distributor in Japan. Hitachi's primary focus will be on marketing ATL's premium product line, the HDI 3000. Hitachi is expected to begin distribution of ATL products in 1996 after obtaining the necessary Japanese regulatory approvals. ATL also entered into


                                                                              11
                                                                             ATL
a research and development joint venture with Hitachi. The Company received $10.0 million from Hitachi and reported a $6.2 million gain. Under the terms of the joint venture, the Company and Hitachi will develop advanced ultrasound technology with funding provided by Hitachi based upon the achievement of certain development milestones. The technology resulting from this joint development will be available to both ATL and Hitachi for new product offerings and product features. ATL will receive royalty payments in the future based upon Hitachi's revenues from the jointly developed technology.

  In 1994, revenues increased 2% from 1993 to $366.2 million, primarily the result of higher service revenues attributable to the growing installed based of the Company's products and the expansion of service operations in international markets. Revenues in the Asia Pacific and Latin American regions increased in 1994, however, the softness of the European economies and competitive pressures on unit prices contributed to a slight decrease in European revenues. U.S. revenues in 1994 were flat compared with 1993, reflecting constrained market conditions created by ongoing restructuring of health care delivery systems and debates over federal health care reform legislation and the associated competitive pressures.

  Gross profit increased 13% in 1995 to $184.5 million, compared with $163.6 million in 1994. Gross margin in 1995 was 46.2% compared with 44.7% in 1994. The higher gross profit reflects favorable product mix changes toward the higher priced and higher margin products, product cost reduction programs and improved service operating efficiencies. The Company was able to maintain its premium price levels on the HDI 3000 product line, despite continuing competitive pressures in the market during 1995. The 1994 gross profit reflected the adverse impact of competitive price pressures, lower priced configurations and an overall decline in unit volume compared with 1993.

================================================================================
TOTAL GROSS MARGIN

                                           1992     1993     1994     1995
                                           ----     ----     ----     ----
[BAR CHART APPEARS HERE]                   46.6%    46%      44.7%    46.2%
================================================================================

OPERATING EXPENSES, NET

================================================================================
(DOLLARS IN MILLIONS)                                1995     1994     1993
 SG&A                                              $121.2    $115.6   $110.8
   As a % of revenues                                30.3%     31.6%    30.7%
 R&D                                               $ 49.0    $ 56.4   $ 51.3
   As a % of revenues                                12.3%     15.4%    14.2%
 Other (income) expense, net:
   Gain from R&D joint venture                     $ (6.2)   $   --   $   --
   B&O tax benefit                                   (1.0)       --       --
   Other expense, net                                 0.7       1.2      2.7
                                                   ------    ------   ------
                                                   $ (6.5)   $  1.2   $  2.7
   As a % of revenues                                (1.6%)     0.3%     0.7%
================================================================================

  Selling, general and administrative (SG&A) expenses increased by $5.6 million in 1995 to $121.2 million but declined as a percent of revenues to 30.3% from 31.6%. The Company continued to expand its sales and marketing programs in the image management market and in selected international markets in 1995. The increases in expenses from these sales and marketing activities were partially offset by the benefits achieved as a result of the Company's recent restructuring programs. In 1994, SG&A expenses were $115.6 million, a 4% increase from the previous year, primarily reflecting the expenses related to the introduction of the HDI 3000 in October 1994 and the growth of international sales and marketing operations.

  Research and development (R&D) expenses were $49.0 million in 1995, a decrease of $7.4 million or 13% from 1994. As a percent of revenues, 1995 R&D expenses were 12.3% compared with 15.4% in 1994. ATL's R&D expenses decreased in 1995 following new product introductions in 1994 of the HDI 3000 and three new broadband scanheads. Although R&D expenses have decreased from a significantly higher level in 1994, the Company has a strong commitment to product development programs to develop proprietary technologies. In June 1995, ATL introduced the HDI 3000cv, the first expansion of the HDI 3000 platform to include complete cardiology capabilities. As discussed previously, ATL entered into a joint venture with Hitachi for the research and development of advanced ultrasound technology. Expenses of approximately $1.0 million incurred under this R&D joint venture in the fourth quarter of 1995 were offset by funding received from Hitachi.

  On December 11, 1995, a U.S. Food and Drug Administration (FDA) Advisory Committee Panel voted unanimously to recommend FDA approval, with certain modifications, of the pre-market approval (PMA) application of ATL which would allow a new clinical application of ultrasound that, in conjunction with mammography, would provide physicians with a high level of confidence in differentiating benign from malignant or suspicious breast lesions and thereby reduce the need for breast biopsy. The FDA usually follows the recommendations of its Advisory Committee Panel but is not obliged to do so. On January 26, 1996, the FDA determined the PMA to be approvable pending the satisfaction by ATL of certain conditions and requirements. The Company is in the process of responding to the FDA. A final determination on approval of the PMA is expected in 1996.

================================================================================
OPERATING EXPENSES AS A % OF REVENUES*

                                          1992      1993      1994      1995
                                          ----      ----      ----      ----
                          SG&A            29.4%     30.7%     31.6%     30.4%
[BAR CHART APPEARS HERE]  R&D             12.1%     14.2%     15.4%     12.3%
                          Other            1.1%      0.7%      0.3%      0.2%

*Excluding non-recurring items
================================================================================

  Other (income) expense, net, totaled ($6.5) million in 1995. This included a $6.2 million gain on the investment by Hitachi in an ATL R&D joint venture, previously discussed. The Company also reported a benefit as a result of a Washington State Business & Occupation (B&O) tax audit, of which $1.0 million is


                                                                              12
                                                                             ATL
included in Other (income) expense, net. B&O tax is imposed on gross receipts for products manufactured in the State of Washington and is not considered an income tax. In 1994, Other (income) expense, net included B&O tax expense of $0.7 million and foreign exchange losses of $0.1 million.

RESTRUCTURING, RELOCATION
AND MERGER EXPENSES

  As the competitive pressures in the ultrasound industry intensified during the last three years due to restructuring of the health care systems in many major countries, the Company has implemented a number of programs to streamline its operations and improve productivity across all areas of the Company.

  During 1995, the Company implemented a new corporate structure which consolidated the Interspec operations located in Ambler, Pennsylvania with the Company's headquarters in Bothell, Washington. The consolidation has been implemented as planned and has resulted in the relocation of Ambler manufacturing, administrative and R&D functions to Bothell and a net reduction of approximately 100 full-time positions. Some R&D functions will continue in Ambler until early 1996 and the U.S. Cardiology sales force will continue to be based in Ambler. The Company incurred restructuring expenses for severance, outplacement and employee retention incentives totaling $2.8 million and relocation expenses of $3.1 million associated with the consolidation of the Ambler operations. The Company intends to hold the Ambler land and building and is marketing the facility for lease.

  In the fourth quarter of 1994, the Company reduced its workforce by approximately 80 full-time and temporary positions. In the third quarter of 1993, the Company reduced its workforce by approximately 240 positions. The Company reported restructuring expenses of $1.6 million and $4.3 million, respectively, in 1994 and 1993, primarily for severance and outplacement costs associated with these restructurings.

  The Company incurred non-recurring charges in 1994 of $5.4 million for merger and other costs associated with the acquisition of Interspec. These charges included $2.3 million for legal, accounting, investment advisory, printing and other professional services; $1.6 million primarily for the consolidation of Interspec's international personnel and facilities into the Company's operations; and $1.5 million associated with the bankruptcy of Interspec's former distributor in Italy which resulted in accounts receivable being garnished in a bankruptcy proceeding.

PROVISION FOR LITIGATION CLAIM

  The Company accrued a provision in 1994 of $5.0 million for a litigation claim. In November 1992, a U.S. District Court in California granted a motion by SRI International, Inc. (SRI) requesting partial summary judgment on a patent infringement claim relating to an electrical circuit used in certain discontinued products. The patent expired in 1994. In December 1994, the U.S. Federal Circuit Court of Appeals affirmed the summary judgment obtained by SRI. SRI is claiming royalties for past sales of these products and an enhancement of royalties for willful infringement. If willful infringement is found the court may enhance damages by up to three times. Interest will be imposed on the amount of actual damages. A seven day trial to determine the royalties due SRI and enhancements, if any, was completed in the U.S. District Court for Northern California in October 1995. The parties are presently awaiting the opinion of the court on these issues.


INTEREST INCOME AND EXPENSE

---------------------------------------------
(DOLLARS IN MILLIONS)     1995    1994    1993
 Interest Income         $ 1.7   $ 2.1   $ 3.1
 Interest Expense         (2.1)   (1.4)   (1.7)
----------------------------------------------

  Interest income decreased in 1995 and 1994, reflecting lower cash balances available for investment during these periods. Interest expense increased in 1995 compared with 1994 due to a long-term variable interest mortgage which was incurred in December 1994 to finance the purchase of land and a building adjacent to ATL's corporate headquarters in Bothell, Washington.

TAXES AND NET INCOME (LOSS)

--------------------------------------------------------
(DOLLARS IN MILLIONS)              1995   1994     1993
Income (Loss) Before Income Taxes  $14.5  $(20.9)  $(1.7)
Income tax expense (benefit):
 U.S. income taxes                 $ 1.1  $ (1.3)  $  .7
 Foreign income taxes                1.4      .6      .9
                                   -----  ------   -----
                                   $ 2.5  $  (.7)  $ 1.6
As a % of income (loss)
 before income taxes                  17%      3%    (94%)
Net Income (Loss)*                 $12.0  $(20.2)  $(3.3)
---------------------------------------------------------

  * Includes the following non-recurring amounts discussed previously: $1.4 million after tax net gain in 1995 for a gain on an R&D joint venture, a benefit for a B&O tax refund and restructuring and relocation expenses; $12.0 million expense in 1994 for restructuring and merger expenses and a provision for litigation claim; and $4.3 million restructuring expenses in 1993.

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes. Under FAS 109, the provision for income taxes and the effective tax rate are subject to volatility. Changes in statutory rates and taxable income will affect the amount of net deferred tax assets which can be recognized under FAS 109 and the related provision for income taxes.

  In determining the realizability of deferred tax assets, the Company assessed its deferred tax liabilities, tax planning strategies and potential carryback opportunities.

  The provision for income taxes includes benefits from the utilization of U.S. federal and foreign tax loss carryforwards. Tax loss carryforwards of approximately $4.8 million remain at the end of 1995. No benefit has been recognized for these carryforwards due to uncertainty surrounding their realization.

CAPITAL RESOURCES AND LIQUIDITY

-----------------------------------------------------------------
(DOLLARS IN MILLIONS)                    1995      1994      1993
 Cash and short-term investments        $ 35.7   $ 22.9    $ 54.8
 Long-term marketable debt security          -      5.0       5.0
 Receivables                             129.2    105.5      94.6
 Inventories                              94.9     96.1      88.7
 Short-term borrowings, including
   current portion of long-term debt       3.5      3.8       5.7
 Long-term debt                           14.8     17.7      11.6
 Shareholders' Equity                    210.9    191.2     210.8
 Return on shareholders' equity            6.0%   (10.1%)    (1.5%)
-----------------------------------------------------------------

  The Company finances its operations primarily with internal resources, including cash and short-term investments. The Company held $35.7 million in cash and short-term investments at December 31, 1995. During the third and fourth quarter of 1995, the Company utilized 6.5% reverse repurchase agreements

                                                                           13
                                                                          ATL
collateralized by a marketable debt security to generate $3.0 million. The repurchase agreements matured in the fourth quarter of 1995. At December 31, 1995, short-term borrowings represent working capital lines of credit maintained at several of the Company's foreign subsidiaries to facilitate intercompany cash flow.

  As shown in the statement of cash flows, ATL generated cash from operations of $13.5 million in 1995. At December 31, 1995, receivables were $129.2 million, an increase of $23.7 million from December 31, 1994. The increase is primarily due to higher sales levels during the fourth quarter of 1995 compared with 1994. Cash flows from investing activities included $13.8 million used for property, plant and equipment purchases and proceeds of $10.0 million related to the ATL R&D joint venture with Hitachi, discussed previously.

  Long-term debt at December 31, 1995 was $14.8 million. In May 1995, the Company repurchased $1.7 million of 11% subordinated convertible debentures. In December 1995, $2.2 million of the convertible debentures were converted by the holders into the Company's common shares. The Company converted the outstanding $1.2 million convertible debentures into common shares on February 1, 1996. Interest rates on the remaining long-term debt outstanding at December 31, 1995 averaged approximately 6%.

  The Company made no stock repurchases in 1995 under a share repurchase program which authorized up to 1,000,000 shares of the Company's common stock to be purchased in the open market. Since the inception of this plan in 1993, the Company has repurchased a total of 816,500 shares.

================================================================================
CAPITAL
STRUCTURE

(DOLLARS IN MILLIONS)

                                                   1992    1993    1994    1995
                                                   ----    ----    ----    ----
                          Long-term Debt            12.1    11.6    17.7    14.8
[BAR CHART APPEARS HERE]
                          Shareholders' Equity     227.2   210.8   191.1   210.9
================================================================================

  The Company has occasionally utilized its cash resources to make acquisitions of technology or small technology-related businesses. The Company may undertake further acquisitions of technology in the future.

  In addition to its cash balances, the Company has available unsecured credit facilities of $25 million, including a committed line of credit $15 million. Barring any unforeseen circumstances or events, management expects existing cash and available credit lines and funds generated from operations should be sufficient to meet the Company's operating requirements for 1996.

OTHER BUSINESS FACTORS

  Like many companies in high technology businesses, the Company can from time to time experience difficulty with the availabiity of components employed in its products. Such difficulties can lead to increases in component costs, long order lead times or delays in the Company's manfacture of products. Manufacturing efforts can also be impeded by third party assertions of patent infringement by the Company's products, such as the litigation claim previously discussed. There can be no assurance the Company will not be subject to claims of patent infringement by other parties or that such claims will not require the Company to pay substantial damages or delete certain features from its products or both.

  The Company is subject to certain rules, regulations and inspections by the FDA and other regulatory agencies regarding the design, manufacture, marketing and performance of its products. The Company's ability to manufacture products and obtain timely FDA export and new product approvals is dependent upon the results of FDA inspections and reviews. The Company can also incur substantial expense in process changes and modifying products previously sold to customers which stem from FDA requirements. The Company's regulatory compliance programs have been expanded to comply with international quality standards known as ISO 9001 standards. In 1994, ATL obtained registration under the ISO 9001 quality standards for most of its operations and in 1995 ATL's HDI 3000 qualified to display the European Community (CE) Mark. By 1998, all medical device companies marketing products in the European Community will be required to meet these standards.

FORWARD LOOKING INFORMATION

  In compliance with the new "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following information.

  In 1996 the Company will continue to pursue its multi-year goal of achieving a return on shareholders' equity of 15%, compared with 1995 results (excluding non-recurring items) of approximately 5%. Should this long-term goal be realized, the Company's earnings could approach $2.50 per share in several years. The Company expects total revenues to increase in 1996, but the expected increase is less than the year to year percentage growth in revenues realized in 1995. This is due to the discontinuation of older product lines, the Ultramark 4 and Ultramark 9DP. The discontinuation of these product lines is expected to result in an improved product mix for the Company which, in conjunction with continuing cost reduction programs, should result in a gross margin improvement for the year. The combined effects of these results, together with limited growth in total operating expenses, are expected to lead to higher net income and earnings per share for the Company in 1996. Correspondingly, the Company anticipates both cash and short-term investments and shareholders' equity to increase in 1996.

  The above statements are forward looking statements that involve a number of risks and uncertainties. Among the ongoing factors that could cause actual results to differ materially from the above are the following considerations. The U.S. ultrasound market remains sluggish and may cause revenue growth to fall short of expectations. Several of the Company's larger, multinational competitors have introduced new ultrasound products in the past two years and others are expected to introduce new products in 1996. These factors could increase competition in the ultrasound market, which may adversely impact the Company's sales volume or selling prices or both. The Company's capital equipment expenditures in 1996 may increase as older assets used in the Company's operations are upgraded or replaced. Unanticipated events, such as delays in the Company's product development and cost reduction programs, the unavailability of components critical to the Company's products due to natural disasters, changes in vendor businesses or otherwise, a stronger U.S. dollar or a patent litigation judgment in excess of the provision accrued by the Company could adversely impact the Company's financial results for 1996.

14
ATL

IMPACT OF NEW ACCOUNTING STANDARDS

  In 1995, the Financial Accounting Standards Board (FASB) issued FAS No. 121 which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets. This statement, which will be effective in January 1996, addresses when impairment losses should be recognized and how impairment losses should be measured. The adoption of FAS 121 is not expected to have a material effect on the Company's consolidated financial statements.

  In 1995, the FASB also issued FAS 123 which addresses the accounting and reporting standards for stock-based employee compensation plans. This new standard, which is effective in 1996, defines a fair value-based method of accounting for stock options, stock purchase plans and other equity instruments issued to employees and measures compensation cost based on the value of the award. Compensation expense is recognized over the service period. Companies may elect to continue using the rules of APB Opinion No. 25, Accounting for Stock Issued to Employees. Companies which elect to continue using the rules of Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. The Company has elected to continue using Opinion 25 and will make the pro forma disclosures required under FAS 123.
--------------------------------------------------------------------------------

                                                    INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ADVANCED TECHNOLOGY LABORATORIES, INC.

  We have audited the accompanying consolidated balance sheets of Advanced Technology Laboratories, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Technology Laboratories, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                       [SIGNATURE LOGO OF KPMG PEAT MARWICK LLP]

                                       KPMG Peat Marwick LLP
                                       Seattle, Washington
                                       February 13, 1996

                                                                              15
                                                                             ATL

CONSOLIDATED BALANCE SHEETS

==========================================================================
                                           December 31,       December 31,
(IN THOUSANDS)                                     1995               1994
--------------------------------------------------------------------------
ASSETS
 Current Assets
  Cash and short-term investments              $ 35,654           $ 22,901
  Receivables, net                              129,226            105,500
  Inventories                                    94,877             96,065
  Prepaid expenses                                3,007              2,261
  Deferred income taxes, net                      9,048              8,577
                                               --------           --------
   Total current assets                         271,812            235,304

 Marketable Debt Security                            --              4,988
 Property, Plant and Equipment, Net              71,130             70,338
 Other Assets, Net                               10,506             10,520
                                               --------           --------
                                               $353,448           $321,150
                                               ========           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities
  Short-term borrowings                        $  2,911           $  1,842
  Current portion of long-term debt                 555              1,976
  Accounts payable and accrued expenses          79,903             74,610
  Deferred revenue                               21,038             20,405
  Taxes on income                                 5,824              2,354
                                               --------           --------
   Total current liabilities                    110,231            101,187

 Long-Term Debt                                  14,837             17,688
 Other Long-Term Liabilities                     17,457             11,099
 Commitments and Contingencies
 Shareholders' Equity                           210,923            191,176
                                               --------           --------
                                               $353,448           $321,150
--------------------------------------------------------------------------
 Common shares outstanding                       13,610             13,330
==========================================================================

See accompanying Notes to Consolidated Financial Statements.

16
ATL

                                                         CONSOLIDATED STATEMENTS
                                                                   OF OPERATIONS

==================================================================================================
YEAR ENDED                                       December 31,      December 31,      December 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                    1995              1994              1993
--------------------------------------------------------------------------------------------------
Revenues
 Product sales                                       $316,102          $288,294          $289,561
 Service                                               83,344            77,858            70,936
                                                     --------          --------          --------
                                                      399,446           366,152           360,497
                                                     --------          --------          --------
Cost of Sales
 Cost of product sales                                163,928           153,944           149,110
 Cost of service                                       50,993            48,625            45,538
                                                     --------          --------          --------
                                                      214,921           202,569           194,648
                                                     --------          --------          --------
Gross Profit                                          184,525           163,583           165,849

Operating Expenses, net
 Selling, general and administrative                  121,193           115,595           110,752
 Research and development                              49,017            56,426            51,265
 Restructuring, relocation and merger expenses          5,935             7,013             4,275
 Provision for litigation claim                            --             5,000                --
 Other (income) expense, net                           (6,515)            1,165             2,663
                                                     --------          --------          --------
                                                      169,630           185,199           168,955
                                                     --------          --------          --------
Income (Loss) From Operations                          14,895           (21,616)           (3,106)

Interest income                                         1,728             2,129             3,088
Interest expense                                       (2,135)           (1,371)           (1,717)
                                                     --------          --------          --------
Income (Loss) Before Income Taxes                      14,488           (20,858)           (1,735)

Income tax expense (benefit)                            2,486              (654)            1,586
                                                     --------          --------          --------
Net Income (Loss)                                    $ 12,002          $(20,204)         $ (3,321)
                                                     ========          ========          ========

Net Income (Loss) Per Share:
 Primary                                                 $.88            $(1.53)            $(.24)
 Fully Diluted                                           $.85            $(1.53)            $(.24)

Weighted average common shares and
equivalents outstanding:
 Primary                                               13,595            13,178            13,587
 Fully Diluted                                         14,167            13,178            13,587
=================================================================================================

See accompanying Notes to Consolidated Financial Statements.
                                                                                               17
                                                                                              ATL

CONSOLIDATED STATEMENTS
OF CASH FLOWS


===========================================================================================
YEAR ENDED                                       December 31,   December 31,   December 31,
(IN THOUSANDS)                                           1995           1994           1993
-------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income (loss)                                   $ 12,002       $(20,204)      $ (3,321)
 Adjustments to reconcile net income (loss) to
  cash provided (used) by operating activities:
  Depreciation and amortization                        16,419         15,928         14,501
  Deferred income tax expense (benefit)                (1,009)           241          3,207
  Gain from R&D joint venture                          (6,220)             -              -
  Gain on sale of investment                                -              -         (1,125)
  Changes in:
    Receivables, net                                  (20,983)       (11,689)         4,571
    Inventories                                         4,790         (4,492)        (8,812)
    Prepaid expenses                                     (726)          (242)          (240)
    Accounts payable and accrued expenses              (1,031)        13,231         (1,676)
    Deferred revenue                                    4,213          2,251         (5,400)
    Taxes on income                                     3,489         (2,669)         2,056
    Other                                               2,571         (4,366)           657
                                                     --------       --------       --------
      Cash provided (used) by operations               13,515        (12,011)         4,418
                                                     --------       --------       --------

INVESTING ACTIVITIES
 Investment in property, plant and equipment          (13,771)       (14,958)       (15,187)
 Proceeds from R&D joint venture                       10,000              -              -
 Purchases of short-term investments                        -        (11,973)        (8,968)
 Proceeds from maturing short-term investments              -         14,018         53,870
 Proceeds from sale of building                             -          3,224              -
 Investment in marketable debt security                     -              -         (4,988)
 Proceeds from sale of investment                           -              -          3,235
 Other                                                   (350)          (389)        (3,171)
                                                     --------       --------       --------
      Cash provided (used) by investing activities     (4,121)       (10,078)        24,791
                                                     --------       --------       --------

FINANCING ACTIVITIES
 Increase (decrease) in short-term borrowings            (656)        (4,687)           751
 Repayment of long-term debt                           (2,391)        (3,377)          (464)
 Purchases of common shares                                 -           (369)       (13,753)
 Exercise of stock options                              2,145            801            170
 Cash received under tax allocation agreement               -              -          1,055
                                                     --------       --------       --------
      Cash used by financing activities                  (902)        (7,632)       (12,241)
                                                     --------       --------       --------
 Effect of exchange rate changes                         (727)           (91)           975
                                                     --------       --------       --------
 Increase (decrease) in cash and cash equivalents       7,765        (29,812)        17,943
 Cash and cash equivalents, beginning of year          22,901         52,713         34,770
                                                     --------       --------       --------
 Cash and cash equivalents, end of year              $ 30,666       $ 22,901       $ 52,713
-------------------------------------------------------------------------------------------
 Short-term investments                              $  4,988              -       $  2,045
 Long-term marketable debt security                         -       $  4,988       $  4,988
===========================================================================================

See accompanying Notes to Consolidated Financial Statements.

18
ATL

                                                         CONSOLIDATED STATEMENTS
                                                         OF SHAREHOLDERS' EQUITY

====================================================================================================================
                                                 Common       Unearned                       Foreign
                                              Stock and     Restricted                      Currency           Total
                                                Paid-In          Share   Accumulated     Translation   Shareholders'
(IN THOUSANDS, EXCEPT PER SHARE DATA)           Capital   Compensation       Deficit      Adjustment          Equity
--------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1992                    $242,298        $(1,999)     $(10,392)        $(2,673)       $227,234
  Net loss                                           --             --        (3,321)             --          (3,321)
  Issuance of restricted shares                     584           (584)           --              --              --
  Amortization of restricted share
     compensation                                    --          1,241            --              --           1,241
  Exercise of employee stock options                170             --            --              --             170
  Issuance of shares to benefit plan                289             --            --              --             289
  Repurchase of common shares                   (13,753)            --            --              --         (13,753)
  Foreign currency translation adjustment            --             --            --          (2,080)         (2,080)
  Cash received under tax allocation
     agreement                                    1,055             --            --              --           1,055
--------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1993                     230,643         (1,342)      (13,713)         (4,753)        210,835
  Net loss                                           --             --       (20,204)             --         (20,204)
  Issuance of restricted shares                   1,439         (1,439)           --              --              --
  Amortization of restricted share
     compensation                                    --          1,002            --              --           1,002
  Exercise of employee stock options                801             --            --              --             801
  Issuance of shares to benefit plan                322             --            --              --             322
  Conversion of long-term debt to
     common shares                                  492             --            --              --             492
  Repurchase of common shares                      (369)            --            --              --            (369)
  Foreign currency translation adjustment            --             --            --           2,477           2,477
  Adjustment due to change of
     Interspec's fiscal year                         --             --        (4,180)             --          (4,180)
--------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1994                     233,328         (1,779)      (38,097)         (2,276)        191,176
  Net income                                         --             --        12,002              --          12,002
  Issuance of restricted shares                     297           (297)           --              --              --
  Amortization of restricted share
     compensation                                    --          1,003            --              --           1,003
  Exercise of employee stock options              2,145             --            --              --           2,145
  Conversion of long-term debt to
     common shares                                2,162             --            --              --           2,162
  Foreign currency translation adjustment            --             --            --           2,435           2,435
--------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1995                    $237,932        $(1,073)     $(26,095)        $   159        $210,923
====================================================================================================================

=======================================================       ======================================================
                                Preferred        Common                                      Preferred        Common
 1995                              Shares        Shares        1994                             Shares        Shares
-------------------------------------------------------       ------------------------------------------------------
 Par value per share               $25.00          $.01        Par value per share              $25.00          $.01
 Authorized shares                  6,000        50,000        Authorized shares                 6,000        50,000
 Issued shares                         --        13,610        Issued shares                        --        13,330
 Outstanding shares                    --        13,610        Outstanding shares                   --        13,330
=======================================================       ======================================================

See accompanying Notes to Consolidated Financial Statements.

                                                                             19
                                                                            ATL

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

Basis of Presentation

  The consolidated financial statements include the accounts of Advanced Technology Laboratories, Inc. (ATL) and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

  As described further in Note 2, the Company acquired Interspec, Inc. (Interspec) in May 1994. The merger was accounted for as a pooling of interests business combination. Therefore, the Company's consolidated financial statements and information reported for periods prior to the merger have been restated to include Interspec as if the companies had been combined for all periods presented.

Operations

  The Company develops, manufactures, markets and services diagnostic medical ultrasound systems worldwide. The Company sells its products to hospitals, clinics and physicians for use in radiology, cardiology, obstetrics and gynecology, vascular, musculoskeletal and intraoperative applications. Revenues from the HDI product family accounted for over one-half of total revenues in 1995.

Inventories

  Inventories are valued at the lower of cost, determined by the first-in, first-out method, or market. The Company maintains a uniform policy for its worldwide operations to provide adequate reserves for inventory obsolescence.

Property, Plant and Equipment

  The costs of significant additions and improvements to property, plant and equipment are capitalized. Maintenance and repair costs are expensed as incurred. Buildings, machinery, equipment, computers and purchased software are depreciated primarily on the straight-line method over the following estimated useful lives:

    Buildings                                   40 years
    Machinery and equipment                   3-10 years
    Computers and purchased software           3-5 years

  Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. For long-lived assets, including property, plant and equipment, the Company evaluates the carrying value of the assets by comparing the estimated future cash flows generated from the use of the asset and its eventual disposition with the assets' reported net book value. The carrying value of assets are evaluated for impairment when events or changes in circumstances occur which may indicate the carrying amount of the asset may not be recoverable. The actual cash flows the Company will generate from the use and disposal of assets could differ materially from the amounts assumed in performing the evaluation of carrying value and could result in an impairment being recognized in the future.

Cost in Excess of Net Assets of Businesses Acquired

  The cost in excess of net assets of businesses acquired is included in Other Assets, Net and is amortized on the straight-line method over periods ranging from six to nine years.


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

  Realized and unrealized gains and losses on foreign currency transactions and forward exchange contracts are included in Other (income) expense, net.

Revenue

  Revenue is generally recognized upon shipment of products and delivery of services to customers.

  Deferred revenue consists of deposits received from customers and unrecognized service contract revenue. Service contracts are issued for annual and multi-year periods. The revenue derived from these contracts is initially deferred and subsequently recognized on the straight-line method over the lives of the contracts.

Sales-type Leases

 The Company leases its ultrasound imaging systems to customers under sales-type leases with terms ranging from two to five years. The Company currently sells its lease contract receivables to outside parties on a regular basis, generally without recourse. Lease contract receivables which have not been sold as of the balance sheet date are included in Receivables, net.

Product Warranty

  At the time of shipment, the Company provides for the estimated cost to repair or replace products sold under warranties. Such warranties generally cover a 12-month period.

Income Taxes

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes. FAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

Financial Instruments

  The Company enters into foreign currency exchange contracts to hedge against exposure to foreign currency fluctuations associated with intercompany receivables and payables denominated in foreign currencies. Foreign exchange contracts generally have maturities of less than one year. Gains and losses resulting from these instruments are recognized in the same period as the underlying hedged transactions. At December 31, 1995 and 1994, the Company had foreign currency exchange contracts totaling $29,291 and $24,646, respectively. The Company does not use foreign currency exchange contracts or other derivative financial instruments for speculative or trading purposes.

20
ATL

  The Company has other financial instruments consisting of cash and short-term investments, trade receivables, marketable debt security, long-term installment receivables, accounts payable, short-term borrowings and long-term debt. The fair value of the Company's financial instruments based on current market indicators or quotes from brokers approximates their carrying amount.

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

  Concentrations of credit risk with respect to receivables are limited due to the Company's large customer base, generally short payment terms and the dispersion of customers across geographic areas. The Company generally performs credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances. The Company has sales in certain Latin American countries where extended credit terms are offered. The long-term installment receivables created from these sales are subject to greater risk of loss than the remainder of the Company's trade accounts. The Company believes it has adequately provided for these risks in the allowance for doubtful accounts.

Investment Securities

  Investments in marketable securities are accounted for under the provisions of FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of its investments in debt or equity securities as held-to-maturity, trading or available-for-sale securities at the time of purchase. At December 31, 1995 and 1994, the Company held one marketable debt security which has been classified as a held-to-maturity security.

Per Share Data

  Primary net income (loss) per common share and equivalent is calculated based on the weighted average number of common shares and dilutive common share equivalents outstanding. Common share equivalents include unexercised employee stock options. For the primary per share data, the common share equivalents are calculated under the treasury stock method using the average market price of common shares during the period. For fully diluted per share data, the common share equivalents are calculated under the treasury stock method using the higher of the average market price of common shares during the period or the market price at the end of the period.

  The subordinated convertible debentures are antidilutive and are not included in the computation of per share data for any period.

Reclassifications

  In 1995, the Company changed its balance sheet classification of pension obligations and customer service contracts, which resulted in a restatement of previously reported assets and liabilities. There was no impact on the statement of operations for 1995 or on retained earnings.


Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  ACQUISITION OF INTERSPEC, INC.

  On May 17, 1994, the Company completed its acquisition of Interspec. Interspec developed, manufactured, marketed and serviced diagnostic medical ultrasound imaging systems and related supplies and accessories for physicians' offices, clinics and hospitals. To effect the merger, the Company issued approximately 2,593,000 shares of common stock for all of the outstanding common stock of Interspec, based on an exchange ratio of 0.413 share of the Company's stock for each share of Interspec stock (Exchange Ratio). The merger was accounted for as a pooling of interests business combination.

  Combined and separate results of operations of ATL and Interspec prior to the acquisition are presented below. Inter-company revenues and cost of sales are eliminated in the combined results.

===============================================================================
                                      ATL   Interspec   Eliminations  Combined
-------------------------------------------------------------------------------
 First fiscal quarter of 1994
   Revenues                      $ 75,896     $15,666       $(2,205)  $ 89,357
   Net income                         742         201          (642)       301

 Fiscal year - 1993
   Revenues                      $304,511     $61,377       $(5,391)  $360,497
   Net income                      (5,106)      1,950          (165)    (3,321)
===============================================================================

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

  In the second quarter of 1994, the Company reported non-recurring charges of $5,391 for merger and other expenses. The non-recurring charges included $2,302 for legal, accounting, investment advisory, printing and other professional services; $1,561 primarily for the consolidation of Interspec's international personnel and facilities into the Company's operations; and $1,528 associated with the bankruptcy of Interspec's former distributor in Italy which resulted in accounts receivable being garnished in a bankruptcy proceeding. The $5,391 total is reported in Restructuring, relocation and merger expenses.

                                                                              21
                                                                             ATL

3.  RESTRUCTURING AND RELOCATION

  During 1995, the Company implemented a new corporate structure which consolidated the Interspec operations located in Ambler, Pennsylvania with the Company's corporate headquarters in Bothell, Washington. The consolidation has been implemented as planned and has resulted in the relocation of Ambler manufacturing, administrative and R&D functions to Bothell and a net reduction of approximately 100 full-time positions. Some R&D functions will continue in Ambler until early 1996 and the U.S. Cardiology sales force will continue to be based in Ambler. The Company incurred restructuring expenses for severance, outplacement and employee retention incentives of $2,800 and relocation expenses of $3,135 associated with the consolidation of the Ambler operations. At December 31, 1995, accrued restructuring expenses which are expected to be paid in early 1996 totaled $1,704. The Company intends to hold the Ambler land and building and is marketing the facility for lease.

  In the fourth quarter of 1994, the Company incurred restructuring expenses of $1,622 related to a reduction of its workforce by approximately 80 full-time and temporary positions. In August 1993, the Company incurred a restructuring charge of $4,275 related to the reduction of its worldwide workforce by approximately 240 people. These restructurings were taken to streamline the Company's operations and enhance productivity. Restructuring expenses include primarily severance, outplacement and other costs associated with the restructuring of the Company's operations. All amounts related to the 1993 and 1994 restructurings have been paid. No adjustments have been made to the amounts accrued subsequent to the restructurings.

4.  CASH, SHORT-TERM INVESTMENTS AND MARKETABLE DEBT SECURITY

  Cash equivalents, short-term investments and the marketable debt security are stated at cost. For purposes of the statement of cash flows, cash equivalents are defined as investments with maturities of three months or less at the date of purchase.

  The marketable debt security issued by the U.S. Government matures in February 1996 and the Company intends to hold the security until maturity.

--------------------------------------------------------------------------------
                                                                 1995      1994
--------------------------------------------------------------------------------
 Cash and cash equivalents                                    $30,666   $22,901
 Short-term investments                                         4,988         -
                                                              -------   -------
                                                               35,654    22,901
 Long-term marketable debt security                                 -     4,988
                                                              -------   -------
                                                              $35,654   $27,889
--------------------------------------------------------------------------------

5.  RECEIVABLES, NET

--------------------------------------------------------------------------------
                                                                1995       1994
--------------------------------------------------------------------------------
 Trade receivables                                          $133,705   $109,360
 Less allowance for doubtful
   accounts and sales returns                                 (8,607)    (8,700)
                                                            --------   --------
                                                             125,098    100,660
 Other receivables                                             4,128      4,840
                                                            --------   --------
                                                            $129,226   $105,500
--------------------------------------------------------------------------------

  Lease contract receivables of $5,132 and $4,498 and the current portion of Latin American installment receivables of $4,114 and $4,675, net of allowance, at December 31, 1995 and 1994, respectively are included in Trade receivables.

6.  INVENTORIES

--------------------------------------------------------------------------------
                                                                1995       1994
--------------------------------------------------------------------------------
 Materials and work in process                              $ 33,198   $ 33,477
 Finished products                                            22,007     15,561
 Demonstrator equipment                                       19,825     29,190
 Customer service                                             19,847     17,837
                                                            --------   --------
                                                            $ 94,877   $ 96,065
--------------------------------------------------------------------------------

7.  PROPERTY, PLANT AND EQUIPMENT, AT COST

--------------------------------------------------------------------------------
                                                               1995       1994
--------------------------------------------------------------------------------
 Land and improvements                                     $  8,430   $  8,429
 Buildings and leasehold improvements                        35,241     34,866
 Machinery and equipment                                     47,082     46,242
 Computers and purchased software                            44,420     38,992
                                                           --------   --------
                                                            135,173    128,529
 Less accumulated depreciation
   and amortization                                         (64,043)   (58,191)
                                                           --------   --------
                                                           $ 71,130   $ 70,338
--------------------------------------------------------------------------------

  In 1994, the Company sold its former manufacturing facility in Germany for $3,224 resulting in a $105 gain. In 1994, the Company also purchased a building and land adjacent to its corporate headquarters and manufacturing plant in Bothell, Washington, which is being used to consolidate operations at the Company's corporate headquarters campus. The purchase price of the land and building of approximately $11,500 was financed with long-term debt.

 Land and buildings with a net book value of $35,539 serve as collateral on long-term debt.

8.  OTHER ASSETS, NET

--------------------------------------------------------------------------------
                                                                1995      1994
--------------------------------------------------------------------------------
 Long-term installment receivables                           $ 5,457   $ 5,667
 Less allowance for doubtful accounts                         (1,533)   (1,730)
                                                             -------   -------
                                                               3,924     3,937
 Other, net                                                    6,582     6,583
                                                             -------   -------
                                                             $10,506   $10,520
--------------------------------------------------------------------------------

  Long-term installment receivables represent scheduled monthly, quarterly or semi-annual payments due from Latin American customers beyond one year (see Note 1, Concentration of Credit Risk). Payment terms on extended term receivables generally range from one to four years and the Company generally charges interest at rates of 8% to 11%.

  Amortization of intangible assets included in Other Assets, Net was $1,481 in 1995, $1,839 in 1994 and $1,607 in 1993.

9.  SHORT-TERM BORROWINGS

  At December 31, 1995, short-term borrowings represent foreign currency borrowings carrying interest rates ranging from 12% to 17% under lines of credit maintained by various foreign subsidiaries for working capital purposes. These credit lines are primarily unsecured or are guaranteed by the parent company. The weighted average interest rate on short-term borrowings was 13% and 11% at December 31, 1995 and 1994, respectively.

  At December 31, 1995, the Company had available unsecured credit facilities totaling $25,000, including a committed line of credit of $15,000. No borrowings were outstanding under these facilities at December 31, 1995. The loan agreement for the

22
ATL
committed line of credit includes various covenants relating to financial ratios and restrictions on cash dividends. The Company was in compliance with these covenants at December 31, 1995.

  Interest expense as reported in the Consolidated Statements of Operations approximates amounts paid each year.

10.  ACCOUNTS PAYABLE AND
     ACCRUED EXPENSES

================================================================================
                                                             1995     1994
--------------------------------------------------------------------------------
Accounts payable                                           $28,216  $28,075
                                                           -------  -------
Accrued expenses
 Salaries and other compensation                            21,651   17,507
 Warranty reserves                                           5,588    5,625
 Provision for litigation claim                              5,000    5,000
 Other                                                      19,448   18,403
                                                           -------  -------
                                                            51,687   46,535
                                                           -------  -------
                                                           $79,903  $74,610
================================================================================

11. LONG-TERM DEBT

================================================================================
                                                             1995     1994
--------------------------------------------------------------------------------
 Bank term loan at LIBOR plus 1.25%
   (6.875% at December 31, 1995),
   twenty-five year amortization,
   secured by land and buildings,
   matures February 2005                                   $11,359  $11,500
 Fifteen year 3% PIDA
   (Pennsylvania Industrial
   Development Authority)
   loans secured by second lien
   on land and buildings                                     2,258    2,477
 Subordinated convertible
   debentures at 11%                                         1,213    5,687
 Other                                                         562       --
                                                           -------  -------
                                                            15,392   19,664
 Less current portion                                          555    1,976
                                                           -------  -------
 Long-term debt, less current portion                      $14,837  $17,688
================================================================================

  The holders of the subordinated convertible debentures may convert them at any time into the Company's common stock at $16.95 per share. In December 1995, holders converted $2,162 of the subordinated convertible debentures into 127,536 shares of the Company's common stock. The remaining debentures totaling $1,213 were converted by the Company on February 1, 1996 into 71,577 shares of the Company's common stock. In December 1994, holders converted $492 of the subordinated convertible debentures into 29,064 shares of the Company's common stock.

  The bank term loan and debenture agreements include various covenants relating to financial ratios and restrictions on cash dividends. The Company was in compliance with these covenants at December 31, 1995.

  At December 31, 1995, the aggregate maturities of long-term debt, excluding the subordinated convertible debentures, for the five years ending December 31, 2000 and thereafter are as follows: $555 in 1996, $752 in 1997, $459 in 1998,
$482 in 1999, $506 in 2000 and $11,425 thereafter.

12. OTHER LONG-TERM LIABILITIES

================================================================================
                                                           1995        1994
--------------------------------------------------------------------------------
Deferred revenue on
 multi-year service contracts                            $ 9,214     $ 5,533
Deferred income taxes                                      3,934       4,472
Long-term pension obligations                              4,309       1,094
                                                         -------     -------
                                                         $17,457     $11,099
================================================================================

13. EMPLOYEE BENEFIT PLANS

  Substantially all employees of the Company's U.S. operations are covered under a noncontributory, defined benefit pension plan (Retirement Plan). The benefits are based on each employee's years of service and highest consecutive five year average compensation. The Company also maintains a supplemental defined benefit pension plan providing benefits to employees which may not be paid from the Retirement Plan due to tax limitations plus special benefits to certain employees. The Company makes annual contributions to the Retirement Plan sufficient to comply with the requirements of the Employee Retirement Income Security Act of 1974. Supplemental defined benefits are unfunded. Retirement Plan assets include primarily marketable equity and fixed income securities.

================================================================================
                                                   1995      1994      1993
--------------------------------------------------------------------------------
 Service cost for benefits
   earned during the year                        $ 1,916   $ 1,508   $ 1,090
 Interest cost on projected
   benefit obligation                              1,041       896       630
 (Income) loss on plan assets                     (2,241)       68      (740)
 Net amortization and (deferral)                   1,727      (335)      490
 Effect of Interspec merger                           --       265        --
                                                 -------   -------   -------
 Net pension costs                               $ 2,443   $ 2,402   $ 1,470
================================================================================

 The funded status of the plans at December 31, 1995 and 1994 follows:

================================================================================
                                                        1995      1994
--------------------------------------------------------------------------------
 Accumulated benefit obligation,
   including vested benefits of $14,570
   at December 31, 1995 and
   $6,466 at December 31, 1994                         $15,929   $ 7,222
                                                       =======   =======
 Projected benefit obligation,
   including the effect of projected
   future salary increases                             $23,496   $11,950
 Plan assets at fair value                              11,620     7,931
                                                       -------   -------
 Excess of projected benefit
   obligation over plan assets                          11,876     4,019
 Unrecognized prior service cost                        (1,300)     (695)
 Unrecognized net experience loss                       (7,609)   (2,230)
 Adjustment to recognize
   minimum liability                                     1,342        --
                                                       -------   -------
 Accrued pension cost                                  $ 4,309   $ 1,094
================================================================================

  The Company reported an additional minimum liability of $1,342 at December 31, 1995 representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension cost. A corresponding amount is recognized as an intangible asset to the extent of unrecognized prior service costs.

                                                                              23
                                                                             ATL

  The projected benefit obligations are based on employee census information as of the beginning of each year. Employees of Interspec with one year of service became participants in the pension plan on May 17, 1994, the date of the merger.

  The weighted average discount rate used in determining the end of year actuarial present value of the projected benefit obligation was 7.25% for 1995, 8.5% for 1994 and 7.75% for 1993. The assumed annual rate of increase in future compensation levels was 7.5% for the first five years of service and 5% thereafter for 1995; 9% for the first five years of service and 5.75% thereafter for 1994 and 1993. The expected long-term rate of return on plan assets was 9% in each of 1995, 1994 and 1993.

  A 401(k) retirement savings plan is maintained for all U.S. employees. The Company's contributions to this plan were $1,317, $1,025, and $895 in 1995, 1994 and 1993, respectively.

  The Company has a profit sharing plan which provides for employee incentive awards when pre-tax return on sales exceeds 7%. No awards have been made under this plan.

14. SHAREHOLDERS' EQUITY

  The Company has the following stock plans: the 1992 Option, Stock Appreciation Right, Restricted Stock, Stock Grant and Performance Unit Plan, the 1992 Non-Officer Employee Stock Option Plan, the 1986 Management Incentive Plan (collectively the Employee Stock Plans); and the 1993 Non-Employee Director Stock Option Plan. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock compensation plans.

  Under the Employee Stock Plans, 2,500,000 shares of common stock were authorized primarily for issuance upon exercise of stock options at prices equal to the fair market value of the Company's common shares at the date of grant, for restricted shares at par value and for unrestricted shares at par value. At December 31, 1995, 145,340 shares were available for grants under the Employee Stock Plans. Stock options are generally exercisable at 25% each year over a four year vesting period. Deferred compensation representing the fair market value of restricted shares at the date of grant is amortized over the vesting period (typically two to four years). Compensation representing the fair market value of unrestricted shares at the date of grant is recognized at the date of grant.

  In 1995, 1994 and 1993, 14,680, 99,000 and 33,000 shares, respectively, of restricted stock were issued at par value. Approximately 9,000 common shares were issued under the Company's Management Incentive Plan in 1995.

  Under the 1993 Non-Employee Director Stock Option Plan, 50,000 shares of common stock were authorized for the issuance of stock options at prices equal to the fair market value of the Company's common shares at the date of grant. At December 31, 1995, 9,000 shares were available for grants under this plan.


 Stock option activity is summarized in the following table:

================================================================================
(SHARES IN THOUSANDS)                Shares   Price Per Share
 Outstanding at December 31, 1992     1,081         $ 9 - $30
   Granted                              547         $16 - $18
   Exercised                             (4)        $10 - $15
   Canceled                             (31)        $ 9 - $28
                                      -----
 Outstanding at December 31, 1993     1,593         $ 9 - $30
   Granted                              436         $13 - $16
   Exchanged from Interspec             233         $ 6 - $15
   Exercised                            (92)        $ 6 - $17
   Canceled                             (61)        $ 7 - $28
                                      -----
 Outstanding at December 31, 1994     2,109         $ 6 - $30
   Granted                              344         $15 - $22
   Exercised                           (140)        $ 7 - $18
   Canceled                            (107)        $ 8 - $28
                                      -----
 Outstanding at December 31, 1995     2,206         $ 6 - $28
                                      -----
 Exercisable at December 31, 1995     1,175         $ 6 - $28
================================================================================

  In connection with the merger, all Interspec stock options held by Interspec employees were adjusted based on the Exchange Ratio to the Company's common stock resulting in the issuance of 232,500 options from the Company's stock plans.

  In February 1993, the Company's Board of Directors authorized a plan to repurchase up to 1,000,000 shares of its own common stock in the open market, subject to certain criteria, to be used in servicing the Company's benefit plans. The Company repurchased 22,500 shares totaling $369 in 1994 and 794,000 shares totaling $13,441 in 1993 under this program. No share repurchases were made in 1995 under this plan.

15. INCOME TAXES

 The components of income (loss) before income taxes were:

================================================================================
                                                1995       1994       1993
 U.S. operations                              $ 9,491   $(17,091)  $(4,541)
 International operations                       4,997     (3,767)    2,806
                                              -------   --------   -------
                                              $14,488   $(20,858)  $(1,735)
================================================================================

  Income tax expense (benefit) consists of the following:

================================================================================
                                                 1995       1994      1993
 Current:
   U.S. Federal                                 $1,378    $(2,000)  $(2,796)
   U.S. State and Local                            500        248       292
   International                                 1,617        857       883
 Deferred:
   U.S. Federal                                   (825)       533     3,207
   International                                  (184)      (292)       --
                                                ------    -------   -------
                                                $2,486    $  (654)  $ 1,586
================================================================================


24
ATL

  The difference between taxes computed by applying the U.S. Federal income tax rate of 34% to income (loss) before income taxes and the actual income tax expense (benefit) follows:

-------------------------------------------------------------------------------
                                                     1995      1994      1993
-------------------------------------------------------------------------------
 Expected income taxes
   at U.S. statutory rate                         $ 4,926   $(7,092)  $  (590)
 Increase (reduction) in income
   taxes resulting from:
   State and local income taxes                       330       164       192
   Taxes related to foreign
     operations                                       941        37       423
   Tax advantaged investment
     income                                             -       (44)     (266)
   Restructuring costs                                  -      (987)        -
   Tax accrual adjustment                               -    (3,106)   (2,013)
   Change in valuation allowance                   (4,030)   10,532     3,289
   Other, net                                         319      (158)      551
                                                  -------   -------   -------
                                                  $ 2,486   $  (654)  $ 1,586
------------------------------------------------------------------------------

  The Company had net payments (refunds) of income taxes of $632, $1,689 and $(4,322) in 1995, 1994 and 1993, respectively.

  The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below.

------------------------------------------------------------------------------
                                                              1995       1994
------------------------------------------------------------------------------
 Deferred tax assets
   Receivables                                            $  2,970   $  3,230
   Inventories                                              11,919     11,564
   Net operating loss carryforwards                          1,954      8,069
   State taxes                                               3,389      3,106
   Compensation                                              4,051      2,623
   Provision for litigation claim                            1,700      1,700
   Research and experimentation credit
     carryforwards                                           7,544      6,602
   Deferred revenue                                          1,084          -
   Other                                                     1,756      3,032
                                                          --------   --------
     Gross deferred tax assets                            $ 36,367   $ 39,926
     Less valuation allowance                              (27,319)   (31,349)
                                                          --------   --------
     Net deferred tax assets                              $  9,048   $  8,577
 Deferred tax liabilities, primarily
   depreciation and intangible assets                       (3,934)    (4,472)
                                                          --------   --------
 Deferred income taxes, net                               $  5,114   $  4,105
------------------------------------------------------------------------------

  In determining the realizability of deferred tax assets, the Company assessed its deferred tax liabilities, tax planning strategies and potential carryback opportunities.

  At December 31, 1995, the Company had net operating loss carryforwards for statutory purposes of approximately $4,800, which begin to expire after 2000 or have no expiration date. The Company also has U.S. research and experimentation credit carryforwards of approximately $7,500 with expiration dates from 1997 through 2010. Utilization of carryforwards from acquired subsidiaries may be limited due to change in ownership rules of the Internal Revenue Code.

  Provision has not been made for U.S. or additional foreign taxes on the undistributed earnings of the Company's foreign subsidiaries which total approximately $4,300. These earnings, which are anticipated to be reinvested, could become subject to additional tax if they were remitted as dividends, lent to the Company, or if the Company should sell its stock in these subsidiaries.

16. RESEARCH AND DEVELOPMENT JOINT VENTURE

  In December 1995, the Company entered into a research and development joint venture with Hitachi Medical Corporation (Hitachi). The Company received proceeds of $10,000 and reported a $6,220 gain. The gain is reported in Other (income) expense, net, in 1995. Under the terms of the joint venture, the Company and Hitachi will develop advanced ultrasound technology with funding provided by Hitachi based upon the achievement of certain development milestones. The technology resulting from this joint development will be available to both ATL and Hitachi for new product offerings and product features. ATL will receive royalty payments in the future based upon Hitachi's revenues from jointly developed products. In 1995, ATL incurred expenses of approximately $1,000 and received funding from Hitachi of $1,000, both of which are reported in Research and development expenses.

17. OTHER (INCOME) EXPENSE, NET

  Other (income) expense, net, includes foreign exchange gains and losses consisting of realized gains and losses on cash transactions involving various foreign currencies, unrealized gains and losses resulting from exchange rate fluctuations primarily affecting intercompany accounts and gains and losses on forward exchange contracts. Net losses from foreign currency transactions were $22, $144 and $1,259 in 1995, 1994 and 1993, respectively.

  Other (income) expense, net, also includes Washington State Business and Occupation (B&O) taxes of $(606), $744 and $1,086 in 1995, 1994 and 1993, respectively. This tax is a gross receipts tax imposed on products manufactured in the State of Washington. Washington State levies no state income tax. The Company reported a benefit related to a B&O tax audit which was concluded in 1995, of which $1,000 is classified as Other (income) expense, net.

  Other (income) expense, net, includes a $6,220 gain from the R&D joint venture, as discussed in Note 16, Research and Development Joint Venture. In 1993, the Company sold its equity investment in a third party for $3,235. A gain on the sale of the investment of $1,125 is included in Other (income) expense, net.

18. COMMITMENTS AND CONTINGENCIES

Leases

  The Company was obligated at December 31, 1995 under long-term operating leases for various types of property and equipment, with minimum aggregate rentals totaling $18,608 as follows: $5,552 in 1996, $4,790 in 1997, $3,375 in
1998, $2,400 in 1999, $1,934 in 2000 and $557 in later years.

 Many of the Company's leases contain renewal options and clauses for escalations and payment of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Certain leases are expected to be renewed or replaced at expiration. Total rental expense under operating leases was $6,940, $5,276 and $4,882 in 1995, 1994 and 1993, respectively.

                                                                              25
                                                                             ATL

Legal Contingencies

  The Company accrued $5,000 in 1994 for a litigation claim. In November 1992, a U.S. District Court in California granted a motion by SRI International, Inc.
(SRI) requesting partial summary judgment on a patent infringement claim relating to an electrical circuit used in certain discontinued products. The patent expired in 1994. In December 1994, the U.S. Federal Circuit Court of Appeals affirmed the summary judgment obtained by SRI. SRI is claiming royalties for past sales of these products and an enhancement of royalties for willful infringement. If willful infringement is found the court may enhance damages by up to three times. Interest will be imposed on the amount of actual damages. A seven day trial to determine the royalties due SRI and enhancements, if any, was completed in the U.S. District Court for Northern California in October 1995. The parties are presently awaiting the opinion of the court on these issues.

  In addition to the foregoing proceedings, the Company is involved in various other legal actions and claims arising in the ordinary course of business. The Company believes the ultimate resolution of these matters individually and in the aggregate will not have a material adverse effect on the Company's financial condition.

Other

  Like many companies in high technology businesses, the Company can from time to time experience difficulty with the availability of components employed in its products. Such difficulties can lead to long order lead times or delays in the Company's manufacture of products.

  The Company is subject to certain rules, regulations and inspections of the U.S. Food and Drug Administration (FDA) and other regulatory agencies regarding the design, documentation, manufacture, marketing and reporting of the performance of its products. The Company's ability to obtain timely FDA export and new product approvals is dependent upon the results of FDA inspections and reviews. The Company can also incur substantial expense in responding to process improvements and modification of products previously sold to customers which stem from comments and new requirements of the FDA.

19. GEOGRAPHIC SEGMENT INFORMATION

  The Company operates in one industry segment: developing, manufacturing, marketing and servicing diagnostic medical ultrasound imaging systems and related accessories. Internationally, the Company's products are marketed through its subsidiaries and independent distributors, with principal subsidiaries located in Europe, Canada, Argentina, Australia, Singapore and India. In some of these countries, changes in the political and economic conditions could adversely impact the Company's ability to market products or recover assets.


 A summary of the Company's operations by geographic area follows:

================================================================================
                                  1995        1994        1993
Revenues:
 U.S.                            $261,762    $250,443   $256,792
 Transfers between
  geographic areas                 84,505      76,890     70,876
                                 --------    --------   --------
  Total U.S.                      346,267     327,333    327,668

 International:
  Europe                          106,168      88,585     84,333
  Other                            31,516      27,124     19,372
                                 --------    --------   --------
  Total International             137,684     115,709    103,705
 Eliminations                     (84,505)    (76,890)   (70,876)
                                 --------    --------   --------
                                 $399,446    $366,152   $360,497
                                 --------    --------   --------

Income (loss) before
 income taxes:
 U.S.                            $  8,684    $(19,273)  $ (2,041)
 International:
  Europe                            4,468      (2,431)     2,943
  Other                               529      (1,336)      (137)
                                 --------    --------   --------
  Total International               4,997      (3,767)     2,806
 Adjustments/eliminations             807       2,182     (2,500)
                                 --------    --------   --------
                                 $ 14,488    $(20,858)  $ (1,735)
                                 --------    --------   --------
Geographic Assets:
 U.S.                            $236,848    $227,948   $211,725
 International:
  Europe                           75,940      63,564     60,946
  Other                            27,590      22,082     11,433
                                 --------    --------   --------
  Total International             103,530      85,646     72,379
 Adjustments/eliminations          (9,641)     (7,115)   (12,841)
                                 --------    --------   --------
 Geographic Assets                330,737     306,479    271,263
 General corporate assets
  (primarily cash and
  investments)                     22,711      14,671     50,901
                                 --------    --------   --------
Consolidated assets              $353,448    $321,150   $322,164
================================================================================

  International revenues, including both international operations and U.S. export sales, were as follows:

================================================================================
                                                   1995       1994       1993
European operations                              $106,168   $ 88,585   $ 84,333
Other international operations                     31,516     27,124     19,372
                                                 --------   --------   --------
                                                  137,684    115,709    103,705
U.S. export sales                                  50,991     51,466     55,980
                                                 --------   --------   --------
Total international revenues                     $188,675   $167,175   $159,685
================================================================================

26
ATL


20. QUARTERLY FINANCIAL DATA (UNAUDITED)
====================================================================================================
QUARTERS (IN MILLIONS, EXCEPT PER SHARE DATA)      First      Second     Third      Fourth     Total
1995
Revenues                                          $  94.3    $  91.3    $  94.7    $ 119.1    $399.4
Gross profit                                         43.4       42.5       43.7       54.9     184.5
Income (loss) from operations                          .2        1.3        (.3)      13.7      14.9
Income (loss) before income taxes                      .1        1.1        (.4)      13.7      14.5
Net income (loss)                                     (.3)        .8        (.7)      12.2      12.0
Net income (loss) per share - fully diluted       $  (.02)   $   .06    $  (.06)   $   .86    $  .85

Common stock market price - High                  $18 1/2    $17 1/2    $19 1/4    $28 1/2
Common stock market price - Low                        13     14 1/2     15 1/4     17 3/4
----------------------------------------------------------------------------------------------------
1994
Revenues                                          $  89.4    $  84.8    $  87.3    $ 104.7    $366.2
Gross profit                                         38.8       37.3       39.5       48.0     163.6
Income (loss) from operations                          .6       (9.9)      (4.6)      (7.7)    (21.6)
Income (loss) before income taxes                      .7       (9.7)      (4.4)      (7.5)    (20.9)
Net income (loss)                                      .3       (9.9)      (4.8)      (5.8)    (20.2)
Net income (loss) per share - fully diluted       $   .02    $  (.76)   $  (.36)   $  (.44)   $(1.53)

Common stock market price - High                  $17 1/4    $15 3/4    $17 1/4    $19 1/2
Common stock market price - Low                        15     12 1/2         13     14 3/4
====================================================================================================

  Primary earnings per share are substantially equal to fully diluted earnings per share in all periods presented with the exception of the fourth quarter in 1995 and the full year ended December 31, 1995 when primary earnings per share were $0.87 and $0.88, respectively.

  Quarterly per share data shown do not add to the total in 1995 and 1994 due to changes in the number of weighted average shares outstanding during the year.

  The 1995 results include the following non-recurring items: restructuring and relocation expenses of $2.5 million in the first quarter, $0.3 million in the second quarter, $1.8 million in the third quarter and $1.3 million in the fourth quarter; a benefit for a Washington State B&O tax refund of $(1.3) million in the first quarter; and a $(6.0) million after tax gain from Hitachi's investment in an ATL R&D joint venture in the fourth quarter. The 1994 results include non-recurring expenses totaling $5.4 million associated with the acquisition of Interspec during the second quarter and $6.6 million for the restructuring of operations and a provision for litigation claim in the fourth quarter.

  Excluding the impact of the non-recurring items listed above, net income
(loss) and net income (loss) per share would have been:

=================================================================================================
QUARTERS (IN MILLIONS, EXCEPT PER SHARE DATA)        First  Second   Third   Fourth  Total
 1995
 Net income, excluding non-recurring items            $ .9   $ 1.2   $ 1.1     $7.4  $10.6
 Net income per share, excluding
   non-recurring items--fully diluted                 $.07   $ .09   $ .08     $.52  $ .75

 1994
 Net income (loss), excluding non-recurring items     $ .3   $(4.5)  $(4.8)    $ .8  $(8.2)
 Net income (loss) per share, excluding
   non-recurring items--fully diluted                 $.02   $(.35)  $(.36)    $.06  $(.62)
=================================================================================================

                                                                              27
                                                                             ATL

DIRECTORS AND
CORPORATE OFFICERS


BOARD OF DIRECTORS                                CORPORATE OFFICERS

Dennis C. Fill                                    Dennis C. Fill
Chairman of the Board,                            Chairman of the Board,
Chief Executive Officer                           Chief Executive Officer

Kirby L. Cramer                                   Harvey N. Gillis
Chairman of the Compensation Committee;           Senior Vice President,
Chairman Emeritus,                                Finance and Administration and
Hazleton Laboratories Corporation                 Chief Financial Officer

Harvey Feigenbaum, M.D.
Chairman of the Audit Committee;                  Senior Vice Presidents:
Distinguished Professor of Medicine,
Indiana University Medical Center                 Donald D. Blem

Eugene A. Larson                                  Cass F. Diaz
Scientific Consultant and former President
  of ATL                                          Victor H. Reddick

John R. Miller                                    Jacques Souquet, Ph.D.
Senior Advisor, Chanen, Painter & Company,
  Ltd.
Investment Bankers                                Vice Presidents:
Seattle, Washington
                                                  Anne Marie Bugge
Phillip M. Nudelman, Ph.D.
President and Chief Executive Officer,            Sanjoy Chatterji
Group Health Cooperative of Puget Sound
Seattle, Washington                               Robert F. Dockendorff

Harry Woolf, Ph.D.                                William J. Doherty
Professor Emeritus and Former Director,
The Institute for Advanced Study                  Kevin M. Goodwin
Princeton, New Jersey
                                                  Brian R. Lee

                                                  Ken A. Likkel

                                                  Max E. Neves

                                                  Peter Pellerito

                                                  Arthur J. Schenck

                                                  Dieter Schwartmann

                                                  Lourens B. Steger

                                                  Thomas J. Williams

                                                  W. Brinton Yorks, Jr.
                                                                              28
                                                                             ATL

                                                             GENERAL INFORMATION

ADVANCED TECHNOLOGY                    SHAREHOLDER INFORMATION
LABORATORIES, INC.
                                       A copy of ATL's Form 10-K and quarterly
Worldwide Headquarters:                news releases can be obtained by
                                       contacting the Corporate and Investor
ATL                                    Relations Department, ATL, P.O. Box 3003,
22100 Bothell Everett Highway          Bothell, WA 98041-3003, (800) 426-2670,
P.O. Box 3003                          Ext. 7427.
Bothell, Washington 98041-3003
                                       Financial information and other news
European Headquarters:                 about ATL can be found on the World Wide
                                       Web at http://www.atl.com.
ATL Munich
Ohmstrasse 3                           STOCK LISTING
85716 Unterschleissheim
Germany                                ATL Common Stock is listed on the Nasdaq
                                       National Market System under the symbol
Principal International Subsidiaries   ALTI.
and Field Operations:
                                       TRANSFER AGENT/REGISTRAR
Buenos Aires, Argentina
                                       First Chicago Trust Company of New York
Sydney, Australia
                                       Inquiries regarding change of address,
Vienna, Austria                        stock transfer or your shareholder
                                       account should be sent directly to:
Brussels, Belgium
                                       First Chicago Trust Company of New York
Toronto, Canada                        Shareholder Relations Dept.
                                       P.O. Box 2500
Letchworth, England                    Jersey City, NJ 07303-2500
                                       Telephone (201) 324-1644
Paris, France
                                       Shareholder inquiries can also be made to
Solingen, Germany                      Transfer Agent/Registrar on the World
                                       Wide Web at http://www.fctc.com.
Hong Kong
                                       E-mail only: fctc@delphi.com
Madras, India (JV)
                                       It is helpful to include your social
Milan, Italy                           security or tax ID number.

Woerden, Netherlands

Singapore

Stockholm, Sweden

[Back Cover of Annual Report]













[ATL LOGO] WE ARE ULTRASOUND/(TM)/