Form 10-K, Exhibit 13
period 1996-12-31
ADVANCED TECHNOLOGY LABORATORIES INC
filed 1997-03-28
CIK 806086

                                                                      EXHIBIT 13


                                      ATL

                              1996 ANNUAL REPORT



                             [PHOTO APPEARS HERE]

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

Cover: An array of color highlights abnormal direction of blood flow though the heart.

                               FINANCIAL SUMMARY


(in thousands, except per share data)        1996        1995       1994
                                           ---------   --------   ---------

RESULTS OF OPERATIONS
Revenues                                   $419,157    $399,446   $366,152
Gross profit                                204,982     184,525    163,583
Selling, general, and administrative
 expenses                                   122,990     119,955    115,595
Research and development expenses            53,969      50,255     56,426
Net income (loss)                          $   (828)   $ 12,002   $(20,204)
Net income (loss), excluding
 non-recurring items                       $ 21,829    $ 10,617   $ (8,191)
Net income (loss) per share - fully
 diluted                                     $(0.06)      $0.85     $(1.53)
Net income (loss) per share, excluding
 non-recurring items - fully diluted          $1.46       $0.75     $(0.62)



BALANCE SHEET
Cash and short-term investments            $ 63,262    $ 35,654   $ 22,901
Marketable debt security                         --          --      4,988
                                           --------    --------   --------
      Total cash and investments             63,262      35,654     27,889
Total assets                                380,201     353,448    321,150
Long-term debt                               12,936      14,837     17,688
Shareholders' equity                        211,250     210,923    191,176
                                           --------    --------   --------
Common shares outstanding                    14,023      13,610     13,330




                              EARNINGS PER SHARE
                        (Excluding non-recurring items)

                             1994    1995    1996
                           ($0.62)   $.75    $1.46


                       TOTAL REVENUES
                     (Dollars in millions)


                          1994       1995      1996
UNITED STATES            198,977    210,570   212,354
INTERNATIONAL            167,175    188,876   206,803



                            CAPITAL STRUCTURE
                          (Dollars in millions)
                          1994     1995     1996
Long Term Debt            17,688   14,837   12,936
Shareholders' Equity     191,176  210,923  211,250


           TOTAL GROSS MARGIN

         1994     1995     1996
         44.7%    46.2%    48.9%


                               CHAIRMAN'S LETTER

Fellow Shareholders:

It is my pleasure to report that 1996 was another year of significant progress for ATL, and that the key strategies are in place for continued success in 1997 and into the future. Among the year's most notable accomplishments were:

 . Record revenues of $419.2 million, record gross margins of 48.9% and record profitability of $1.46 per share, a 95% increase over 1995, excluding non-recurring items in both years;

 . Market share gains based on the growth of our premium performance HDI(R)3000 product family and mid-range Apogee(R) 800Plus System;

 . Successful entry into the Japanese ultrasound market with our partner, Hitachi Medical Systems;

 . A technology transfer and distribution agreement for the Apogee system with the Shantou Institute of Ultrasonic Instruments, the largest ultrasound manufacturer in the People's Republic of China:

 . The industry's first and only PMAs (premarket approval) for the use of our HDI and HDI 3000 systems in the differentiation of indeterminate breast tumors following mammography, thereby helping reduce the need to perform biopsy to rule out breast cancer;

 . U.S. Department of Defense award for development of a digital handheld ultrasound instrument to ATL and a consortium comprised of the University of Washington, Harris Semiconductor and VLSI Technology; and

 . Selection of the HDI 3000 system for NASA's International Space Station, scheduled for launch in 1999 and to remain in orbit for 10 years.

   Since its introduction, the HDI 3000 product family has met with resounding success and now claims a worldwide installed base approaching 3,000 systems in number. Designed to increase diagnostic information through advanced digital architecture and software programmability, the HDI 3000 system has led in opening new areas of ultrasound imaging such as musculoskeletal and intraoperative applications. Our commitment to pioneering digital ultrasound has yielded a succession of advances and new capabilities, unmatched by any other system.

   During the year, the HDI 3000 system gained growing recognition for its outstanding image quality in cardiac patients whose physical characteristics make them difficult to image with ultrasound. Additionally, leading cardiologists have stated that the harmonic imaging capabilities of the HDI 3000


                              ATL Annual Report 2

                               CHAIRMAN'S LETTER
                               -----------------

make it the system of choice for research and development with the new generation of ultrasound contrast agents just entering the marketplace. This development promises to significantly reduce the need for nuclear medicine and invasive diagnostic procedures in cardiology.

   The Apogee system also enjoyed another excellent year with a strong performance in international markets. The feature set of this versatile system was expanded, particularly in cardiology, with the introduction of convex phased array scanhead technology, a new generation of solid state scanheads that provide excellent resolution of cardiac anatomy.

   On February 20, 1997, we announced a fundamentally new, software-based ultrasound system to address the performance and cost demands of the world's health care markets. The HDI 1000 is the first ultrasound system to replace more than half of its hardware components with software, bringing the benefits of smaller size, lower cost, flexibility, digital processing and advanced networking capabilities to the important mid-range markets. Our successful HDI broadband imaging technology is the heart of the HDI 1000 system. Just as ATL pioneered all-digital ultrasound technology over a decade ago, we are now bringing the software revolution to ultrasound. With the HDI 3000 product family, the Apogee 800PLUS and HDI 1000 systems, ATL offers a product range that addresses over 80% of the worldwide ultrasound market.

   In addition to the introduction of the HDI 1000 system, we recently made two other announcements critical to achieving our worldwide growth objectives; establishment of a subsidiary in the People's Republic of China and formation of the Handheld Systems business group. ATL China builds on the strong relationships we have developed with the medical community in China over the past 20 years and will expand our presence in this key strategic market. The new Handheld Systems business group will focus on product and commercial market development of an ultrasound system small enough to be held in a clinician's hand or fit into the pocket of a lab coat. We believe this product will be ready for market in approximately two years and has the potential to create entirely new markets for the use of medical ultrasound.

   New markets made possible by advances such as a handheld ultrasound device, the advent of contrast agents, broadening clinical applications and expanding geographic opportunities are among the many reasons

                              ATL Annual Report 3

                               CHAIRMAN'S LETTER

we believe the ultrasound market is poised for a new era of growth. Worldwide demand to lower health care costs while improving patient care, combined with ultrasound's expanding diagnostic utility are making possible the replacement of more expensive and invasive diagnostic techniques with an ultrasound examination. In many cases, ultrasound offers increased diagnostic information at considerably lower cost. ATL leads the industry in providing ultrasound technology that makes a clinical difference and is able to offer the benefits of superior performance and cost structure to our customers.

   The strategic plan we implemented three years ago continues to make progress and is designed to sustain our growth well into the next century. Our earnings power is based on the breadth and scope of our growth portfolio, which is founded on our leadership position in broadband digital, scanhead and software ultrasound technologies. These strengths enable the development of new clinical applications, the formation of strategic partnerships with world class companies and organizations, and the growth of our worldwide market share. Our global distribution network serves health care professionals in over 100 countries and we are strategically positioned to capitalize on the potential offered by the major emerging markets of Brazil, China, Eastern Europe and India. International product revenues now account for over half of our total product revenues.

   We are pleased to report that your management believes ATL is on track for achieving our goal of a 15% return on shareholders' equity by the end of 1998. Of further benefit in attaining this goal will be the contributions of ATL's newest Board member, Ernest Mario, Ph.D., co-chairman and CEO of ALZA Corporation, an executive of considerable accomplishment and global health care experience.

   My thanks to ATL employees around the world whose dedication and innovation have made our achievements possible. We thank you, our shareholders, for your continued support.

                                            /s/ Dennis C. Fill
                                            Dennis C. Fill
                                            Chairman and Chief Executive Officer
                                            March 20, 1997


                              ATL Annual Report 4

                  [STARBURST CHART OF ATL'S GROWTH PORTFOLIO]












                              ATL Annual Report 5

 [PHOTO COMPOSITION OF CARDIAC RELATED ULTRASOUND IMAGES OVER A SKETCH OF THE
                                 HUMAN HEART]





                              ATL Annual Report 6

                       CREATING THE FUTURE OF ULTRASOUND

Change is in the air. Six years ago, ATL introduced High Definition(TM) Imaging
(HDI) and changed medical ultrasound forever. Capable of capturing greater diagnostic information than possible before with ultrasound, HDI revealed new dimensions of inner space, expanding our knowledge of the human body and the clinical realm of ultrasound. ATL's most advanced system, the HDI 3000, continues the legacy of opening new frontiers with its selection for NASA's International Space Station. And in 1997, ATL is integrating High Definition Imaging into a revolutionary new, software-based product, the HDI 1000 system, aimed at the world's most rapidly growing health care markets.

   HDI technology is based on more than a decade of pioneering broadband digital ultrasound and advanced system software. Its evolution is leading to clinical applications that were once the sole domain of more expensive imaging procedures such as computed tomography or magnetic resonance imaging. The superb resolution of High Definition Imaging is also helping spare patients the cost and trauma of invasive diagnostic procedures such as biopsy, exploratory surgery and cardiac catheterization.

   ATL's strategy is to leverage its growing technology leadership in two major directions - advancing performance and capabilities while reducing cost and size. The HDI 3000 and the HDI 1000 systems both contain more image processing performance at a lower cost in less space with less power requirements than competitive systems. ATL is also capitalizing on its technological lead to compress unprecedented levels of performance into a future ultrasound device small enough to be held in one's hand, powerful enough to save lives on the battlefield and affordable enough to become a routine tool in the daily practice of medicine.

   This annual report features just a few of the emerging markets ATL is pioneering that highlight ultrasound's ever-expanding diagnostic role.

New Dimensions of Inner Space

Imaging the Heart -- An enduring diagnostic challenge following a heart attack is detecting blood flow in the network of microscopic capillaries that nourish the heart's muscle; vessels so minute that less than a droplet of blood passes through a single capillary in a year. In 1996, the HDI 3000 became the first system offering harmonic imaging for use with ultrasound contrast agents now entering the market. Harmonic imaging offers the promise of determining if blood flow has been restored to the tiny vessels responsible for keeping the heart alive after treatment for a heart attack.

   Through software upgradability, the HDI 3000 system is optimized to specifically detect the characteristic harmonic signature of an individual contrast agent as it travels through the heart's muscle. Cardiologists may one day be able to use ultrasound contrast agents to quantify blood flow in this tissue, eliminating the risk and expense of many diagnostic catheterization and nuclear medicine procedures

                        [ULTRASOUND PHOTO APPEARS HERE]  ATL's ultrasound
                                                         technology reveals
                                                         a three-dimensional
                                                         view of a 22-week
                                                         fetal face.



                              ATL Annual Report 7

                       CREATING THE FUTURE OF ULTRASOUND

that are standard practice today. More than 50 medical research centers around the world are using the HDI 3000 system to investigate new uses of contrast agents and evaluate their effectiveness for cardiac studies, as well as visualization of tumor vascularity and detection of breast, prostate and liver cancers.

   Power Harmonic(TM) Imaging, another proprietary ATL technology, heightens the system's sensitivity to contrast agents, thereby aiding in the ability to detect minute quantities of a contrast agent, opening new possibilities in the diagnosis of cardiovascular disease. ATL was able to quickly implement Power Harmonic Imaging onto the HDI 3000 system with no hardware changes due to the flexibility of its digital, software-driven architecture.

3D Ultrasound -- ATL has led in ultrasound imaging of the human anatomy in three dimensions. Now 3D adds the third dimension for displaying spatial relationships of anatomy. With the supercomputing capabilities of the HDI 3000 system architecture, ATL is the only ultrasound company to make commercially available integrated three-dimensional imaging of the human vascular system, 3D Color Power Angio(TM) (CPA). Research clinicians report that 3D CPA offers significant potential in the early detection of fetal abnormalities, assessment of blood flow in the placenta, monitoring the viability of kidney and liver transplants and following the progress of tumor therapy.

   ATL is collaborating with Silicon Graphics and Vital Images, Inc. on the next generation of 3D imaging, Digital 3DI(TM), to provide physicians with interactive quantifiable grayscale images and color Doppler information. The capability will render 3D images almost instantaneously and may be useful in a wide variety of clinical situations from surgical planning to assessing fetal health.

   Robust software architecture with the flexibility to support advances such as 3D imaging was among the principal reasons for selection of the HDI 3000 system as the ultrasound technology for NASA's International Space Station. Scheduled for launch in March 1999 and to remain in orbit for 10 years, the HDI system will keep pace with advancing technology by receiving software upgrades from a ground station via satellite. Ultrasound images of the astronauts will be transmitted to earth for scientists to study the effect of zero gravity on blood flow, the heart and other internal organs. One day, ultrasound image data sets may be transmitted from clinics to major medical centers to aid in the rapid diagnosis of patients on earth.

Adding Vision to the Surgeon's Fingertips -- Innovation of scanhead technology and design is instrumental to the expanding use of ultrasound. A scanhead is a wand-like sensor connected to the ultrasound system, transmitting and receiving soundwaves from the body. ATL's surgical scanheads, introduced over the last two years, are providing surgeons with a view of organs never before available to them. Studies have

                        [ULTRASOUND PHOTO APPEARS HERE] An HDI 3000 contrast
                                                        study enhances
                                                        visualization of vessels
                                                        deep within the liver.


                              ATL Annual Report 8

[PHOTO COMPOSITION OF AN ASIC CHIP AND CIRCUIT BOARD FROM AN ATL ULTRASOUND UNIT
                         OVER A SKETCH OF HUMAN BODY]










                              ATL Annual Report 9

 [PHOTO COMPOSITION OF HDI AND APOGEE ULTRASOUND UNITS AND SKETCH OF PROPOSED
                       NASA INTERNATIONAL SPACE STATION]






                             ATL Annual Report 10

                       CREATING THE FUTURE OF ULTRASOUND

shown the use of ultrasound during liver surgery helps detect pathology that is neither visible nor palpable, and has altered surgical decision-making in up to half of the cases.

   ATL engineers work closely with surgeons to develop ergonomic, lightweight designs that go anywhere the surgeon's hands go, providing vital information and helping improve patient care. This same design expertise is being applied to our laparoscopic probe, to bring HDI performance to this rapidly growing field of minimally-invasive surgery. Laparascopic surgeries and biopsies of abdominal and gynecologic organs offer patients quicker recovery, less pain and greater safety.

Virtual Ultrasound Technology
   The HDI 1000 system is an entirely new class of ultrasound, integrating all-digital, broadband High Definition Imaging with revolutionary system software architecture to create excellent performance at a lower cost.

   Employing our advances in broadband digital electronics with our expertise in ultrasound software, ATL engineers invented a sophisticated new operating environment, Multitasking Software Management. MSM(TM) technology replaces more than half the ultrasound system's hardware components with software. Through the use of "object-oriented software," each software task in the MSM environments is independent and self contained, making upgrades quick, easy to perform and cost-effective. This breakthrough and the resulting reduction in size, weight and cost led to ATL's new HDI 1000 ultrasound system, bringing a new level of performance to cost-conscious health care environments.

   This is the first time an ultrasound company has migrated its premium technology into the mid-range market. Similar user interface, analysis software and scanhead compatibility with the HDI 3000 system allows clinicians to leverage their investment in training and accessories. Additionally, the HDI 1000 system integrates advanced communication capabilities for printing to standard desktop printers, easy remote consultation or even software upgrades and system diagnostics via the Internet in the future.

   The market for mid-range and high performance systems accounts for over 60% of the estimated $2.3 billion worldwide ultrasound market and is growing rapidly as economics strengthen in many parts of the world. In the United States, as well, restructuring to favor managed care systems and health care networks demands new levels of price performance and interconnectivity. The replacement of hardware functionality with the virtual components of software enables the HDI 1000 system to offer unprecedented performance to this market, and unparalleled flexibility to harness the benefits of rapidly advancing microprocessor and ultrasound technology.

   ATL continues to change the rules of ultrasound, challenging its technical boundaries and expanding its diagnostic domain. New applications, software upgradability. New levels of price performance and broadening clinical utility. ATL is setting the standard for ultrasound performance today and blazing the path to its future.





                             ATL Annual Report 11

                               FINANCIAL REVIEW



YEAR ENDED

DECEMBER 31,
                                                          1996         1995         1994         1993        1992
Dollars in thousands, except per share data
----------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
     Revenues                                             $419,157     $399,446    $366,152     $360,497     $380,405
     Gross profit                                          204,982      184,525     163,583      165,849      177,409
     Selling, general, and administrative expenses         122,990      119,955     115,595      110,752      111,883
     Research and development expenses                      53,969       50,255      56,426       51,265       46,051
     Income (loss) from operations                          (3,072)      14,895     (21,616)      (3,106)      10,438
     Income (loss) before income taxes                      (2,574)      14,488     (20,858)      (1,735)      12,922
     Net income (loss)                                    $   (828)    $ 12,002    $(20,204)    $ (3,321)    $ 10,729
     Net income (loss), excluding
      non-recurring items                                 $ 21,829     $ 10,617    $ (8,191)    $    954     $ 15,688
     Net income (loss) per share - fully diluted          $  (0.06)    $   0.85    $  (1.53)    $  (0.24)    $   0.78
     Net income (loss) per share,
      excluding non-recurring items - fully diluted       $   1.46     $   0.75    $  (0.62)    $   0.07     $   1.15

----------------------------------------------------------------------------------------------------------------------
PERCENT OF TOTAL REVENUES:
     Gross margin                                             48.9%        46.2%       44.7%        46.0%        46.6%
     Selling, general and administrative expenses             29.3%        30.0%       31.6%        30.7%        29.4%
     Research and development  expenses                       12.9%        12.6%       15.4%        14.2%        12.1%
     Income (loss) from operations                            (0.7%)        3.7%       (5.9%)       (0.9%)        2.7%
     Income (loss) before income taxes                        (0.6%)        3.6%       (5.7%)       (0.5%)        3.4%
     Net income (loss)                                        (0.2%)        3.0%       (5.5%)       (0.9%)        2.8%
     Net income (loss), excluding non-recurring items          5.2%         2.7%       (2.2%)        0.3%         4.1%

----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (END OF PERIOD):
     Cash and short-term investments                      $ 63,262     $ 35,654    $ 22,901     $ 54,758     $ 81,717
     Receivables                                           126,924      129,226     105,500       94,559      102,483
     Inventories                                            89,911       94,877      96,065       88,692       81,546
     Working capital                                       166,294      161,581     134,117      157,878      178,497
     Marketable debt security                                   --           --       4,988        4,988           --
     Total assets                                          380,201      353,448     321,150      322,164      344,523
     Short-term borrowings, including
      current portion of long-term debt                      1,091        3,466       3,818        5,749        4,985
     Long-term debt                                         12,936       14,837      17,688       11,600       12,077
     Shareholders' equity                                  211,250      210,923     191,176      210,835      227,234
----------------------------------------------------------------------------------------------------------------------

Net loss in 1996 includes a provision for litigation claim of $29,557 and the related $6,900 tax benefit.

Net income in 1995 includes a net gain of $1,385 from Hitachi's investment in an ATL R&D joint venture, a benefit for a Washington State B&O tax refund and restructuring and relocation expenses.

Net loss in 1994 includes $12,013 of merger and related costs, restructuring expenses and a provision for litigation claim.

Net loss in 1993 includes restructuring expenses of $4,275.

Net income in 1992 includes $4,959 of stock distribution expenses and restructuring expenses related to the distribution of its non-ultrasound business, SpaceLabs Medical, Inc.



                                                       ATL Annual Report 12

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    ATL develops, manufactures, markets and services diagnostic medical ultrasound systems and related supplies and accessories worldwide. ATL sells products and services to hospitals, clinics and physicians for use in radiology, cardiology, women's health care, vascular, musculoskeletal and intraoperative applications. Sales are made through a direct sales force in the U.S. and through direct sales or third party distributors in international markets.

    The ultrasound industry is highly competitive and market demand is influenced by a variety of factors. These include the introduction of new technologies which may offer improved clinical capabilities and create demand for new products, the relative cost-effectiveness and clinical utility of competing diagnostic technologies, the structure of health care delivery organizations, government policies with respect to reimbursement and containment of medical costs, and the economies and demographics in countries the Company markets its products. Although ultrasound systems are typically sold based on image quality, Doppler sensitivity, product reliability, upgradeability, clinical versatility and ease of use, price competition is also an important factor. Fundamental restructuring in the U.S. health care system resulted in a contraction of the traditional U.S. ultrasound market from 1993 to 1995 and a growing focus on containment of medical costs, adding to the existing competitive pressures in the ultrasound industry.

    ATL markets and services products worldwide. International revenues accounted for 49% of 1996 revenues. A significant portion of these revenues as well as the operating expenses of the Company's direct sales and service operations were denominated in foreign currencies. In addition, some of ATL's competitors are foreign companies whose production costs are incurred in foreign currencies. As a result, fluctuations in foreign currency exchange rates may impact the Company's competitive position and financial results. The Company hedges foreign exchange exposure related to its intercompany accounts payable and receivable balances which are denominated in foreign currencies through the use of forward exchange contracts. The Company does not otherwise hedge foreign currency exposures.

    ATL reported a net loss in 1996 of $0.8 million or $0.06 per share. Excluding a one-time charge for a litigation claim and the related tax benefit, ATL earned net income of $21.8 million or $1.46 per share in 1996. In 1995, ATL reported net income of $12.0 million or $0.85 per share on a fully diluted basis. Excluding three non-recurring items totaling a net gain of $1.4 million or $0.10 per share, ATL's 1995 net income would have been $10.6 million or $0.75 per share on a fully diluted basis. The improvement in operating results in 1996 is based on the success of ATL's digital, scanhead and software ultrasound technologies, the development of new clinical applications and the formation of strategic partnerships, as well as programs to improve expense structures.

REVENUES AND GROSS PROFIT

Dollars in millions              1996      1995      1994
                               ------    ------    ------
 Total Revenues.............   $419.2    $399.4    $366.2
   Percent change...........        5%        9%        2%

 Gross Profit...............   $205.0    $184.5    $163.6
   As a % of revenues.......     48.9%     46.2%     44.7%


    Revenues increased 5% to $419.2 million in 1996. Product sales increased $13.6 million over 1995, reflecting continued success of the premium performance, all-digital HDI 3000 system, growth in the cardiology market and initial benefits of ATL's recent strategic partnerships. 1996 revenues reflect favorable changes in product mix toward the HDI 3000 and the mid-range Apogee product lines, continuing the shift which began in 1995. Sales of the HDI 3000 and Apogee 800PLUS products contributed more than 60% of 1996 product revenues, up from approximately 50% in 1995. The phase out of older products from the product line, such as the Ultramark(R) 4 system, partially offset the revenue growth achieved with the newer products in 1996. The HDI 3000cv system, introduced in June 1995 with complete cardiology capabilities, drove revenue growth in the cardiology market segment in 1996. ATL received premarket approval
(PMA) from the U.S. Food and Drug Administration (FDA) for the use of its HDI technology in the differentiation of indeterminate solid breast tumors as an adjunct to mammography and physical examination thereby helping reduce the need to perform biopsies to rule out cancer. The FDA approved the HDI system for this application in April 1996 and the HDI 3000 system in December 1996. Service revenues increased $6.1 million from 1995 on the continued growth in the worldwide installed base of ATL's products.

    International revenues grew 9% to $206.8 million during 1996, primarily due to growth in the Asia Pacific region. In the fourth quarter of 1996, ATL announced a technology transfer agreement with Shantou Institute of Ultrasonic Instruments (SIUI), the largest manufacturer of ultrasound systems in the People's Republic of China. ATL will transfer the Apogee 800PLUS ultrasound system manufacturing technology and exclusive distribution rights to SIUI in the PRC. ATL will continue to manufacture and distribute the Apogee 800PLUS system worldwide outside of China. In addition, ATL entered the Japanese market in 1996, as Hitachi Medical Corporation (Hitachi) began distributing ATL's HDI 3000 system in Japan under a distribution agreement signed in December 1995. International revenues totaled 49% and 47% of total revenues in 1996 and 1995, respectively. In the U.S., constrained market conditions continued in 1996 where revenues grew to $212.4 million, up 1% from 1995.



                             ATL Annual Report 13

          MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    1995 revenues increased 9% or $33.3 million over 1994 reflecting favorable changes in product mix toward the HDI 3000 and Apogee 800PLUS products. Synergies achieved from the integration of the Interspec product lines into ATL's distribution channels, particularly in international markets, resulted in higher sales of the mid-range Apogee systems. Service revenues increased $5.4 million from 1994 due to an increasing installed base of ATL's products and higher volume of service maintenance contracts.

    Gross profit increased 11% in 1996 to $205.0 million, compared with $184.5 million in 1995. Gross margin in 1996 was 48.9% compared with 46.2% in 1995. The improvement in gross margin is due to the favorable shift in product mix to the Company's higher margin products, the consolidation of ATL's manufacturing operations, efficiencies achieved in international and U.S. service operations and continued progress on cost reduction programs. The improvement in gross margin also reflects the expansion of the HDI 3000 product family and its applications through software programmability. Gross profit rose on higher unit volumes of the HDI and Apogee products, but the growth was partially offset by lower volume of older product lines and the impact of competitive pressures on the mid-range product prices. 1995 gross margin improved to 46.2% compared with 44.7% in 1994. The higher gross profit reflects the initial shift in product mix toward the higher priced and higher margin products, as well as product cost reduction programs and improved service operating efficiencies.


OPERATING EXPENSES, NET


 Dollars in millions           1996      1995      1994
                             ------    ------    ------
 SG&A.....................   $123.0    $120.0    $115.6
   As a % of revenues.....     29.3%     30.0%     31.6%

 R&D......................   $ 54.0    $ 50.3    $ 56.4
   As a % of revenues.....     12.9%     12.6%     15.4%

 Other expense, net.......   $  1.5    $  0.7*   $  1.2
   As a % of revenues           0.4%      0.2%      0.3%


* 1995 other expense, net, excludes a $6.2 million gain from an R&D joint venture and a $1.0 million B&O tax benefit.

    Selling, general and administrative (SG&A) expenses increased by $3.0 million in 1996, but declined as a percent of revenues to 29.3% compared with 30.0% in 1995 and 31.6% in 1994. The increase in SG&A is attributed primarily to marketing programs related to the promotion of the HDI system for differentiation of solid breast tumors and investments in the Company's business information systems. In 1995, SG&A expenses increased $4.4 million from 1994 as a result of expansion of sales and marketing activities in the image management market and in selected international markets.

    ATL continued its commitment to advancing broadband digital ultrasound technology by investing $54.0 million in research and development (R&D) expenses in 1996. As a percent of revenues, 1996 R&D expenses were 12.9% compared with 12.6% in 1995 and 15.4% in 1994. On February 20, 1997, ATL announced the introduction of the HDI 1000 system, a fundamentally new software based architecture which uses ATL's all-digital, broadband High Definition Imaging technology and new Multi-tasking Software Management (MSM(TM)). By replacing over half the hardware components with software, the HDI 1000 system offers advanced performance at a lower cost in a mid-range product. Shipments of the HDI 1000 system are expected to begin in the second quarter of 1997. Some of the technology used in the HDI 1000 system was developed by ATL as part of an R&D joint venture project with Hitachi which began in the fourth quarter of 1995. In 1995, ATL received $10.0 million from Hitachi and reported a $6.2 million gain. Under the terms of the joint venture, ATL received $2.3 million in 1996 and $1.0 million in 1995 from Hitachi based upon the achievement of defined development milestones. The R&D joint venture is expected to continue through 1997. The technology resulting from this joint development will be available to both ATL and Hitachi for new product offerings and product features. ATL will receive royalty payments in the future based upon Hitachi's revenues from the jointly developed technology.

    In 1996, ATL, the University of Washington, Harris Semiconductor and VLSI Technology entered into a consortium to develop a handheld ultrasound device to be used on battlefields and in other emergency situations. The U.S. Department of Defense selected the project for matched funding and will contribute approximately half of the estimated project costs with the remaining funding coming from the project consortium. In 1996, ATL received approximately $1.1 million from the Department of Defense on this project which is reported in research and development expense.

    1995 R&D expenses decreased $6.2 million from 1994 to $50.3 million. The reduction in R&D expense followed the 1994 new product introductions, including the HDI 3000 system and three new broadband scanheads.

    Other expense, net, was $1.5 million in 1996. This includes $0.7 million of Washington State Business and Occupation (B&O) tax expense and $0.3 million foreign exchange losses. B&O tax is imposed on gross receipts for products manufactured in the State of Washington and is levied in lieu of a state income tax. In 1995, ATL reported a non-recurring benefit as a result of a B&O tax audit, of which $1.0 million is included in other expense, net.


                             ATL Annual Report 14

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


RESTRUCTURING AND RELOCATION

    During 1995, the Company consolidated the Interspec operations located in Ambler, Pennsylvania with the Company's headquarters in Bothell, Washington. The consolidation resulted in the relocation of Ambler manufacturing, administrative and R&D functions to Bothell.

    The Company intends to hold the Ambler land and building and is marketing the facility for lease. The Company has evaluated the carrying value of the property by comparing the estimated future cash flow expected to be generated from the property to its current net book value. The actual cash flows generated from the use and disposal of the property could differ materially from the amounts assumed in performing the evaluation of the carrying value and could result in an impairment being recognized in the future.

ACCRUAL FOR LITIGATION CLAIM

    ATL accrued a non-recurring provision for a patent litigation claim of $29.6 million in the second quarter of 1996 in addition to $5.0 million which had been accrued in 1994. The underlying lawsuit was filed by SRI International (SRI) on July 15, 1991 in the U.S. District Court for the Northern District of California and concerns a patent on an electrical circuit allegedly used in three of ATL's discontinued products. The patent expired in the 1994 and the circuit in dispute has never been used in any of ATL's current product lines. The court granted a motion by SRI requesting partial summary judgment in November 1992 and the U.S. Court of Appeals for the Federal Circuit affirmed the summary judgment in December 1994. In May 1996, the District Court awarded damages to SRI of $27.9 million plus interest and legal fees. The Company has appealed the amount of damages awarded and has posted a supersedeas bond secured by a letter of credit collateralized by cash and short-term investments. ATL accrued interest expense of $1.2 million on the full award in 1996 and will continue accruing interest during the appeal process.

INTEREST INCOME AND EXPENSE


 Dollars in millions              1996     1995     1994
                                 -----    -----    -----
 Interest Income..............   $ 3.4    $ 1.7    $ 2.1
 Interest Expense.............    (2.9)    (2.1)    (1.4)

    Interest income increased in 1996, reflecting higher cash balances available for investment compared with 1995. The higher interest expense in 1996 reflects post-judgment interest accrued on the damages awarded for the patent litigation claim previously discussed. Interest expense increased in 1995 compared with 1994 due to a long-term variable interest mortgage which was entered into in December 1994 to finance the purchase of land and a building adjacent to ATL's corporate headquarters in Bothell, Washington.


TAXES AND NET INCOME (LOSS)

 Dollars in millions                               1996     1995      1994
                                                  -----    -----    ------
 Income (Loss) Before Income Taxes.............  $(2.6)   $14.5    $(20.9)

 Income tax expense (benefit):
  U.S. income taxes............................   $(4.7)   $ 1.1    $ (1.3)
  Foreign income taxes.........................     3.0      1.4       0.6
                                                  -----    -----    ------
                                                  $(1.7)   $ 2.5    $ (0.7)
 As a % of income (loss) before income taxes...      68%      17%        3%

 Net Income (Loss)*............................   $(0.8)   $12.0    $(20.2)

* Includes non-recurring items discussed previously of $22.7 million expense in 1996; $1.4 million net gain in 1995; and $12.0 million expense in 1994.

    In determining the realizability of deferred tax assets, the Company primarily considers its deferred tax liabilities, tax planning strategies and potential carryback opportunities.

    The provision for income taxes includes benefits from the utilization of U.S. federal and foreign tax loss carryforwards. Tax loss carryforwards of approximately $2.1 million remain at the end of 1996.


                        CAPITAL RESOURCES AND LIQUIDITY

Dollars in millions                                      1996      1995       1994
                                                       --------   -------   --------
 Cash and short-term investments                       $ 63.3     $ 35.7    $ 22.9
 Long-term marketable debt security                        --         --       5.0

 Receivables                                            126.9      129.2     105.5
 Inventories                                             89.9       94.9      96.1

 Short-term borrowings, including current portion
     of long-term debt                                    1.1        3.5       3.8
 Long-term debt                                          12.9       14.8      17.7
 Shareholders' equity                                   211.3      210.9     191.2
 Return on shareholders' equity                          (0.4%)      6.0%    (10.1%)
 Return on shareholders' equity, excluding
     non-recurring items                                 10.3%       5.3%     (4.1%)

    The company finances its operations primarily with internal resources, including cash and short-term investments. The Company held $63.3 million in cash and short-term investments at December 31, 1996. Short-term borrowings represent working capital lines of credit maintained at several of the Company's foreign subsidiaries to facilitate intercompany cash flow.

    As shown in the statement of cash flows, ATL generated cash from operations of $45.2 million in 1996 compared with $13.5 million in 1995. The improvement in cash flows from operations primarily reflects the growth in 1996 net income, excluding the provision for litigation claim. Cash flows from investing activities included $14.9



                             ATL Annual Report 15

              MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITIONS
                          AND RESULTS OF OPERATIONS

million used for property, plant and equipment purchases. During 1996, exercise of employee stock options generated cash flow of $8.6 million.

    Long-term debt at December 31, 1996 was $12.9 million. The Company converted the final $1.2 million of its 11% subordinated convertible debentures into 71,577 shares of the Company's common stock in February 1996. Interest rates on long-term debt outstanding at December 31, 1996 averaged approximately 6.3%.

    The Company repurchased 289,000 shares of its own common stock in the open market for $8.5 million in 1996 under a share repurchase program intended to service ATL's benefit programs. In May 1996, the Board of Directors authorized the Company to purchase up to 1,000,000 shares under this program, subject to certain criteria.

    The Company had an accrued liability of $35.6 million at December 31, 1996 for the patent litigation claim discussed previously. In June 1996, the Company posted a supersedeas bond secured by a letter of credit collateralized by cash and short-term investments. The Company will utilize its cash and short-term investments to pay the final assessment of damages from the patent litigation claim after the appeal process is completed.

    The Company has occasionally utilized its cash resources to make acquisitions of technology or small technology-related businesses. The Company may undertake further acquisitions of technology in the future.

    In addition to its cash balances, the Company has available unsecured credit facilities of $25 million, including a committed line of credit of $15 million. Barring any unforeseen circumstances, events or unanticipated expenses, management expects existing cash and available credit lines and cash generated from operations should be sufficient to meet the Company's operating requirements for 1997.

OTHER BUSINESS FACTORS

    Like many companies in high technology businesses, the Company can from time to time experience difficulty with the availability of technology employed in its products. Such difficulties can lead to increases in component costs, long order lead times or delays in the Company's manufacture of products. Manufacturing efforts can also be impeded by third party assertions of patent infringement by the Company's products, such as the litigation claim previously discussed. There can be no assurance the Company will not be subject to claims of patent infringement by other parties or that such claims will not require the Company to pay substantial damages or delete certain features from its products or both.

    The Company is subject to certain rules, regulations and inspections of the FDA and other regulatory agencies regarding the design, manufacture, marketing and performance of its products. The Company's ability to manufacture products and obtain timely FDA export and new product approvals is dependent upon the results of FDA inspections and reviews. The Company can incur substantial expense in responding to process improvements and modification of products previously sold to customers which stem from comments and new requirements of the FDA.

    The Company's regulatory compliance programs have been expanded to comply with international quality system standards known as ISO 9000 standards. ATL has maintained registration under the ISO 9000 quality systems standards for its operations. In 1995, ATL's HDI 3000 system qualified to display the European Community (CE) Mark. By 1998, all medical device companies marketing products in the European Community will be required to meet these standards.

FORWARD LOOKING INFORMATION

    Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following information.

    In 1997, the Company will continue to pursue its long-term goal of achieving a return on shareholders' equity of 15%, compared with approximately 10% in 1996, excluding non-recurring items. The Company expects total revenues to increase in 1997, but the increase is expected to be moderated during the first half of the year as customer evaluate new product offerings, by the drop off of older products, and the divestiture of the Company's image management business. The declining unit volume of older products is expected to result in an improved product mix for the Company, which, in conjunction with continuing cost reduction programs, should result in an improved gross margin for the year. The combined effects of these results, despite an increase in operating expenses of $4.0 to $6.0 million during the first half of the year to successfully introduce new product offerings, are expected to lead to higher net income and earnings per share for the Company in the full year 1997 compared with the 1996 results, excluding the provision for litigation claim accrued in 1996. However, it is expected that earnings will be lower in the first two quarters in comparison to the prior year.

    The above statements and certain other statements in this report are forward looking statements that involve a number of risks and uncertainties, and should be read in conjunction with the Company's SEC filing and news releases. Among the ongoing factors that could cause actual results to differ materially from the above are the following considerations. The U.S. ultrasound market remains sluggish and may cause revenue growth to fall short of expectations. Worldwide competition in the ultrasound market has intensified over the past year, and most of the Company's competitors have introduced new ultrasound products within the past two years. The time required for customers to evaluate the many new products on the market may lengthen the sales cycle for ultrasound purchases. These factors may adversely impact the Company's sales volume or selling prices or both. Unan-


                             ATL ANNUAL REPORT 16
ticipated events, such as delays in the Company's product development and cost reduction programs, the unavailability of components critical to the Company's products due to natural disasters, changes in vendor businesses or otherwise, the strengthening of the U.S. dollar, delays in receiving necessary regulatory approvals, unanticipated liabilities, expenses, claims, litigation or other unforeseen events could adversely impact the Company's financial results for 1997.


IMPACT OF NEW ACCOUNTING STANDARDS

In 1996, the Financial Accounting Standards Board issued FAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which is effective for transfers and servicing of financial assets occurring after December 31, 1996. The adoption of FAS 125 is not expected to have a material effect on ATL's consolidated financial statements.

SUBSEQUENT EVENT

On January 24, 1997, the Company signed a letter of intent to sell its Nova Microsonics division (NMS) to the Eastman Kodak Company. NMS's operations focus on digital image management. NMS is headquartered in Allendale, New Jersey and its revenues in 1996 were less than 5% of the Company's total revenues. The agreement is subject to certain legal, regulatory and financial review. Completion of the sales transaction is expected within 90 days of signing the letter of intent and is not expected to have a material financial impact.


                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders, Advanced Technology Laboratories, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Technology Laboratories, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Technology Laboratories, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                     /s/ KPMG Peat Marwick LLP
                                     KPMG Peat Marwick LLP
                                     Seattle, Washington
                                     February 14, 1997


                             ATL Annual Report 17

                          CONSOLIDATED BALANCE SHEETS


At December 31,                              1996           1995
In thousands, except per share data
------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and short-term investments           $ 63,262      $ 35,654
  Receivables, net                           126,924       129,226
  Inventories                                 89,911        94,877
  Prepaid expenses                             2,777         3,007
  Deferred income taxes, net                  18,246         9,048
                                            --------      --------
       Total current assets                  301,120       271,812

PROPERTY, PLANT AND EQUIPMENT, NET            72,400        71,130

OTHER ASSETS, NET                              6,681        10,506
                                            --------      --------
                                            $380,201      $353,448
                                            ========      ========

------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term borrowings                     $    507      $  2,911
  Current portion of long-term debt              584           555
  Accounts payable and accrued expenses       69,855        74,903
  Accrual for litigation claim                35,636         5,000
  Deferred revenue                            19,351        21,038
  Taxes on income                              8,893         5,824
                                            --------      --------
       Total current liabilities             134,826       110,231

Long-Term Debt                                12,936        14,837

Other Long-Term Liabilities                   21,189        17,457

Commitments, Contingencies and
 Subsequent Event

Shareholders' Equity                         211,250       210,923
                                            --------      --------

                                            $380,201      $353,448
                                            ========      ========

------------------------------------------------------------------
Common stock, par value $0.01, 50,000
 shares authorized
     Issued shares                            14,023        13,610
     Outstanding shares                       14,023        13,610


Preferred stock, par value $1.00, 6,000
 shares authorized
     Issued shares                                --            --
     Outstanding shares                           --            --

------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

                             ATL Annual Report 18

                     CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended
December 31,                                               1996          1995         1994
In thousands, except per share data
--------------------------------------------------------------------------------------------
REVENUES

   Product sales                                          $329,689     $316,102     $288,294
   Service                                                  89,468       83,344       77,858
                                                          --------     --------     --------
                                                           419,157      399,446      366,152
                                                          --------     --------     --------
COST OF SALES
   Cost of product sales                                   162,433      163,928      153,944
   Cost of service                                          51,742       50,993       48,625
                                                          --------     --------     --------
                                                           214,175      214,921      202,569
                                                          --------     --------     --------

GROSS PROFIT                                               204,982      184,525      163,583
                                                          --------     --------     --------

OPERATING EXPENSES, NET
     Selling, general and administrative                   122,990      119,955      115,595
     Reasearch and development                              53,969       50,255       56,426
     Provision for litigation claim                         29,557           --        5,000
     Restructuring, relocation and merger
      expenses                                                  --        5,935        7,013
     Other (income) expense, net                             1,538       (6,515)       1,165
                                                          --------     --------     --------
                                                           208,054      169,630      185,199
                                                          --------     --------     --------

Income (Loss) from Operations                               (3,072)      14,895      (21,616)
Interest Income                                              3,397        1,728        2,129
Interest Expense                                            (2,899)      (2,135)      (1,371)
                                                          --------     --------     --------
Income (Loss) Before Income Taxes                           (2,574)      14,488      (20,858)

Income Tax Expense (Benefit)                                (1,746)       2,486         (654)
                                                          --------     --------     --------
Net Income (Loss)                                         $   (828)    $ 12,002     $(20,204)
                                                          ========     ========     ========

Net Income (Loss) Per Share:
       Primary                                              $(0.06)       $0.88       $(1.53)
       Fully Diluted                                        $(0.06)       $0.85       $(1.53)

Weighted average common shares and
equivalents outstanding:
       Primary                                              14,025       13,595       13,178
       Fully Diluted                                        14,025       14,167       13,178
--------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements



                                                       ATL Annual Report 19

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended
December 31,                                                 1996       1995         1994
In thousands
-------------------------------------------------------------------------------------------
Operating Activities
       Net income (loss)                                  $   (828)   $ 12,002     $(20,204)
       Adjustments to reconcile net income (loss) to
         cash provided (used) by operating activities:
         Depreciation and amortization                      14,972      16,419       15,928
         Deferred income tax expense (benefit)              (7,944)     (1,009)         241
         Gain from R&D joint venture                            --      (6,220)          --
         Changes in:
           Receivables, net                                  1,325     (20,983)     (11,689)
           Inventories                                       4,033       4,790       (4,492)
           Prepaid expenses                                    194        (726)        (242)
           Accounts payable and accrued expenses            (3,934)     (1,031)       8,231
           Accrual for litigation claim                     30,636          --        5,000
           Deferred revenue                                    325       4,213        2,251
           Taxes on income                                   3,030       3,489       (2,669)
           Other                                             3,350       2,571       (4,366)
                                                          --------    --------     --------
              Cash provided (used) by operations            45,159      13,515      (12,011)
                                                          --------    --------     --------

Investing Activities
       Investment in property, plant and equipment         (14,902)    (13,771)     (14,958)
       Proceeds from maturing short-term investments         4,988          --       14,018
       Purchases of short-term investments                      --          --      (11,973)
       Proceeds from R&D joint venture                          --      10,000           --
       Proceeds from sale of building                           --          --        3,224
       Other                                                   500        (350)        (389)
                                                          --------    --------     --------
              Cash used by investing activities             (9,414)     (4,121)     (10,078)
                                                          --------    --------     --------

Financing Activities
       Decrease in short-term borrowings                    (2,404)       (656)      (4,687)
       Repayment of long-term debt                            (659)     (2,391)      (3,377)
       Repurchases of common shares                         (8,539)         --         (369)
       Exercise of employee stock options                    8,569       2,145          801
                                                          --------    --------     --------
              Cash used by financing activities             (3,033)       (902)      (7,632)
                                                          --------    --------     --------

Effect of exchange rate changes                               (116)       (727)         (91)
                                                          --------    --------     --------

Increase (decrease) in cash and cash equivalents            32,596       7,765      (29,812)
Cash and cash equivalents, beginning of year                30,666      22,901       52,713
                                                          --------    --------     --------
Cash and cash equivalents, end of year                    $ 63,262    $ 30,666     $ 22,901
                                                          ========    ========     ========
-------------------------------------------------------------------------------------------
Short-term investments                                    $     --    $  4,988     $     --
Long-term marketable debt security                        $     --    $     --     $  4,988
-------------------------------------------------------------------------------------------
Non-cash investing and financing transactions:
     Conversion of long-term debt to common shares        $  1,213    $  2,162     $    492
     Issuance of common shares to benefit plans           $    521    $     --     $    322
     Purchase of building financed with long-term debt    $     --    $     --     $ 11,500
-------------------------------------------------------------------------------------------
Supplemental Disclosure:
     Cash paid during the year for interest               $  1,731    $  2,135     $  1,371


See accompanying Notes to Consolidated Financial Statements

                             ATL Annual Reports 20

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                        Common         Unearned                         Foreign
                                                     Stock and       Restricted                        Currency          Total
                                                      Paid-In           Share         Accumulated    Translation     Shareholders'
                                                      Capital       Compensation        Deficit       Adjustment        Equity
(In thousands)                                      ------------    ------------     -------------   ------------   --------------
BALANCE, DECEMBER 31, 1993                             $230,643          $(1,342)       $(13,713)       $(4,753)         $210,835
      Net loss                                               --               --         (20,204)            --           (20,204)
      Issuance of restricted shares                       1,439           (1,439)             --             --                --
      Amortization of restricted share compensation          --            1,002              --             --             1,002
      Exercise of employee stock options                    801               --              --             --               801
      Issuance of common shares to benefit plan             322               --              --             --               322
      Conversion of long-term debt to common shares         492               --              --             --               492
      Repurchase of common shares                          (369)              --              --             --              (369)
      Foreign currency translation adjustment                --               --              --          2,477             2,477
      Adjustment due to change of Interspec's fiscal
       year                                                  --               --          (4,180)            --            (4,180)
                                                       --------          -------        --------        -------          --------

BALANCE, DECEMBER 31, 1994                              233,328           (1,779)        (38,097)        (2,276)          191,176
      Net income                                             --               --          12,002             --            12,002
      Issuance of restricted shares                         297             (297)             --             --                --
      Amortization of restricted share compensation          --            1,003              --             --             1,003
      Exercise of employee stock options                  2,145               --              --             --             2,145
      Conversion of long-term debt to common shares       2,162               --              --             --             2,162
      Foreign currency translation adjustment                --               --              --          2,435             2,435
                                                       --------          -------        --------        -------          --------

BALANCE, DECEMBER 31, 1995                              237,932           (1,073)        (26,095)           159           210,923
      Net loss                                               --               --            (828)            --              (828)
      Issuance of restricted shares                       2,033           (2,033)             --             --                --
      Amortization of restricted share compensation          --              972              --             --               972
      Exercise of employee stock options                  8,569               --              --             --             8,569
      Issuance of common shares to benefit plans            521               --              --             --               521
      Conversion of long-term debt to common shares       1,213               --              --             --             1,213
      Repurchase of common shares                        (8,539)              --              --             --            (8,539)
      Foreign currency translation adjustment                --               --              --         (1,581)           (1,581)
                                                       --------          -------        --------        -------          --------

BALANCE, DECEMBER 31, 1996                             $241,729          $(2,134)       $(26,923)       $(1,422)         $211,250
                                                       ========          =======        ========        =======          ========


See accompanying Notes to Consolidated Financial Statements

                             ATL Annual Report 21

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands, except per share data

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Presentation

    The consolidated financial statements include the accounts of Advanced Technology Laboratories, Inc. (ATL) which include its subsidiaries and is referred to as the "Company." All significant intercompany accounts and transactions have been eliminated in consolidation.

Operations

    The Company develops, manufactures, markets and services diagnostic medical ultrasound systems and related accessories and supplies worldwide. The Company sells its products to hospitals, clinics and physicians for use in radiology, cardiology, women's health care, vascular, musculoskeletal and intraoperative applications.

    ATL had two core product lines in 1996, the HDI 3000 and the Apogee 800PLUS systems. Sales of the HDI 3000 and Apogee 800PLUS products contributed more than 60% of 1996 product revenues, up from approximately 50% in 1995.

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

Concentration of Credit Risk

    Financial instruments which potentially subject the Company to credit risk consist primarily of short-term investments, foreign currency exchange contracts and trade receivables. The Company's investment portfolio is diversified and consists primarily of investment grade securities that approximate fair market value. The Company concentrates its foreign currency exchange contracts primarily with one major U.S. financial institution.


    Concentrations of credit risk with respect to receivables are limited due to the Company's large, diverse customer base, generally short payment terms and the dispersion of customers across geographic areas. The Company generally performs credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances. The Company has sales in certain Latin American countries where extended credit terms are offered. The long-term installment receivables created from these sales are subject to greater risk of loss than the remainder of the Company's trade receivables. The Company believes it has adequately provided for these risks in the allowance for doubtful accounts.

Financial Instruments

    The Company enters into foreign currency exchange contracts to hedge against exposure to foreign currency fluctuations associated with intercompany receivables and payables denominated in foreign currencies. Foreign exchange contracts generally have maturities of less than one year. Gains and losses resulting from these instruments are recognized in the same period as the underlying hedged transactions. At December 31, 1996 and 1995, the Company had foreign currency exchange contracts to purchase totaling $15,632 and $3,702 and to sell totaling $28,260 and $32,993, respectively. The Company does not use foreign currency exchange contracts or other derivative financial instruments for speculative or trading purposes.

    The Company has other financial instruments consisting of cash and short-term investments, trade receivables, long-term installment receivables, accounts payable, short-term borrowings and long-term debt. The fair value of the Company's financial instruments based on current market indicators or quotes from brokers approximates their carrying amount.

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

Cash and short-term investments

    Short-term investments are stated at cost. For purposes of the statement of cash flows, cash equivalents are defined as investments with maturities of three months or less at the date of purchase.

Investment Securities

    Management determines the appropriate classification of its investments in debt or equity securities as held-to-maturity, trading or available-for-sale securities at the time of purchase. At December 31, 1995, the Company held one marketable debt security classified as a held-to-maturity security stated at cost, which approximated fair value.

Inventories

    Inventories are valued at the lower of cost, determined by the first-in, first-out method, or market. The Company maintains a uniform policy for its worldwide operations to provide adequate reserves for inventory obsolescence.

                             ATL Annual Report 22

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment

    The costs of significant additions and improvements to property, plant and equipment are capitalized. Maintenance and repair costs are expensed as incurred. Buildings, machinery, equipment, computers and purchased software are depreciated primarily using the straight-line method over the following estimated useful lives:

--------------------------------------------------
Buildings                              40 years

Machinery and equipment                3-10 years

Computers and purchased software       3-5 years
--------------------------------------------------

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

Stock-based compensation

    The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in measuring compensation costs for its stock option plans. The Company discloses proforma net income (loss) and net income (loss) per share as if compensation cost been determined consistent with Statement of Financial Accounting Standard (FAS) No. 123, "Accounting for Stock-Based Compensation."

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

Reclassifications

    Certain amounts reported in previous years have been reclassified to conform to the 1996 presentation.

2.  ACQUISITION OF INTERSPEC, INC.

    On May 17, 1994, the Company completed its acquisition of Interspec, Inc., a manufacturer of diagnostic medical ultrasound imaging systems and related supplies and accessories. To effect the merger, the Company issued approximately 2,593,000 shares of common stock for all of the outstanding common stock of Interspec, based on an exchange ratio of 0.413 share of the Company's stock for each share of Interspec stock (Exchange Ratio). The merger was accounted for as a pooling of interests business combination. Therefore, the Company's consolidated financial statements and information reported for periods prior to the merger have been restated to include Interspec as if the companies had been combined for all periods presented.

    Combined and separate results of operations of ATL and Interspec prior to the acquisition follow. Intercompany revenues and cost of sales are eliminated in the combined results.

                             ATL Annual Report 23

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                       ATL     Interspec   Eliminations    Combined
                                     -------   ---------   -------------   --------
      First fiscal quarter of 1994
      Revenues                       $75,896     $15,666        $(2,205)    $89,357
      Net income                         742         201           (642)        301

    To conform Interspec's November 30 fiscal year end to the Company's December 31 year-end, the results of Interspec's operations for the one-month period ended March 31, 1994 have been excluded from the Consolidated Statements of Operations and Cash Flows and accounted for as an adjustment to retained earnings. Therefore, the Consolidated Statements of Operations and Cash Flows include 12 months of Interspec's operations for all years presented. For the one month ended March 31, 1994, Interspec had a net loss of $4,180.

    In 1994, the Company reported a non-recurring charge of $5,391 for certain costs associated with the merger.

3.  RESTRUCTURING AND RELOCATION

    In 1995, the Company consolidated the Interspec operations located in Ambler, Pennsylvania with the Company's corporate headquarters in Bothell, Washington. The consolidation resulted in the relocation of Ambler manufacturing, administrative and R&D functions to Bothell.

    The Company intends to hold the Ambler land and building and is marketing the facility for lease. The Company has evaluated the carrying value of the property by comparing the estimated future cash flows expected to be generated from the property to its current net book value in accordance with FAS 121. The actual cash flows to be generated from the use and disposal of the property could differ materially from the amounts assumed in performing the evaluation of the carry value and could result in an impairment being recognized in the future.

    In 1994, the Company incurred restructuring expenses associated with the streamlining of the Company's operations of $1,622.

    All payments related to the 1995 and 1994 restructurings have been made at amounts which approximate the initial accruals.

4.  RECEIVABLES, NET

                                                                1996        1995
                                                              --------------------
             Trade receivables                                $132,728    $133,705
             Less allowance for
              doubtful accounts
              and sales returns                                 (8,624)     (8,607)
                                                              --------    --------
                                                               124,104     125,098

             Other receivables                                   2,820       4,128
                                                              --------    --------
                                                              $126,924    $129,226
                                                              ========    ========

    Lease contract receivables of $7,818 and $5,132 and the current portion of Latin American installment receivables of $6,135 and $4,114, net of allowance, at December 31, 1996 and 1995, respectively, are included in trade receivables.

5.  INVENTORIES

                                                       1996      1995
                                                   --------------------
  Materials and work in process                       $30,132   $33,198
  Finished products                                    20,481    22,007
  Demonstrator equipment                               19,643    19,825
  Customer service                                     19,655    19,847
                                                      -------   -------
                                                      $89,911   $94,877
                                                      =======   =======

6.  PROPERTY, PLANT AND EQUIPMENT, NET


                                             1996        1995
                                           --------------------
     Land and improvements                 $  7,930    $  8,430
     Buildings and leasehold
      improvements                           35,231      35,241
     Machinery and equipment                 51,672      47,082
     Computers and purchased software        42,370      44,420
                                           --------    --------
                                            137,203     135,173
     Less accumulated depreciation
        and amortization                    (64,803)    (64,043)
                                           --------    --------
                                           $ 72,400    $ 71,130
                                           ========    ========

    Land and buildings with a net book value of $34,331 serve as collateral on long-term debt at December 31, 1996.

7.  OTHER ASSETS, NET


                                             1996        1995
                                           --------------------
  Long-term installment receivables        $  3,352    $  5,457
  Less allowance for doubtful accounts         (997)     (1,533)
                                           --------    --------
                                              2,355       3,924

  Other, net                                  4,326       6,582
                                           --------    --------
                                           $  6,681    $ 10,506
                                           ========    ========

    Long-term installment receivables represent scheduled monthly, quarterly or semi-annual payments due from Latin American customers beyond one year (see Note 1, Concentration of Credit Risk). Payment terms on extended term receivables generally range from one to four years and the Company generally charges interest at rates of 8% to 11%.

    Amortization of intangible assets included in other assets, net, was $948 in 1996, $1,481 in 1995 and $1,839 in 1994.

                             ATL Annual Report 24

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  SHORT-TERM BORROWINGS

    At December 31, 1996, short-term borrowings represent foreign currency borrowings carrying interest rates ranging from 12% to 20% under lines of credit maintained by foreign subsidiaries for working capital purposes. These credit lines are primarily unsecured or are guaranteed by the parent company. The weighted average interest rate on short-term borrowings was 15% and 13% at December 31, 1996 and 1995, respectively.

    At December 31, 1996, the Company had available unsecured credit facilities totaling $25,000, including a committed line of credit of $15,000. No borrowings were outstanding under these facilities at December 31, 1996. The loan agreement for the committed line of credit includes various covenants relating to financial ratios and restrictions on cash dividends. The Company was in compliance with these covenants at December 31, 1996.

9.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                        1996      1995
                                    --------------------
Accounts payable                       $24,769   $28,216
                                       -------   -------
Accrued expenses
  Salaries and other compensation       25,983    21,651
  Warranty reserves                      4,574     5,588
  Other                                 14,529    19,448
                                       -------   -------
                                        45,086    46,687
                                       -------   -------
                                       $69,855   $74,903
                                       =======   =======

10.   ACCRUAL FOR LITIGATION CLAIM

    The Company accrued a provision for a patent litigation claim of $29,557 in the second quarter of 1996 in addition to $5,000 previously accrued in 1994. The underlying lawsuit was filed by SRI International (SRI) on July 15, 1991 in the U.S. District Court for the Northern District of California and concerns a patent on an electrical circuit allegedly used in three of ATL's discontinued products. The patent expired in 1994 and the circuit in dispute has never been used in any of ATL's current product lines. The court granted a motion by SRI requesting partial summary judgment on liability in November 1992 and the U.S. Court of Appeals for the Federal Circuit affirmed the summary judgment in December 1994. In May 1996, the District Court awarded damages to SRI of $27,948 plus interest and legal fees. The Company has appealed the amount of damages awarded and has posted a supersedeas bond secured by a letter of credit collateralized by cash and short-term. The Company accrued interest expense of $1,168 on the full award in 1996 and will continue accruing interest during the appeal process.

11.  LONG-TERM DEBT

                                              1996       1995
                                        ----------------------
Bank term loan at LIBOR plus 1.25%
   (6.875% at December 31, 1996),
   twenty-five year amortization,
   secured by land and buildings,
   matures February 2005                    $11,171    $11,359

3% Pennsylvania Industrial
   Development & Authority bonds,
   secured by land and buildings, due
   June 2005                                  2,033      2,258

Subordinated convertible debentures at 11%       --      1,213

Other                                           316        562
                                            -------    -------
                                             13,520     15,392
Less current portion                            584        555
                                            -------    -------
Long-term debt, less current portion        $12,936    $14,837
                                            =======    =======

    In February 1996, ATL converted the remaining $1,213 of the subordinated convertible debentures into 71,577 shares of the Company's common stock. In December 1995, holders converted $2,162 of the subordinated convertible debentures into 127,536 shares of the Company's common stock.

    The bank term loan includes various covenants relating to financial ratios and restrictions on cash dividends. The Company was in compliance with these covenants at December 31, 1996.

    At December 31, 1996, the aggregate maturities of long-term debt are as follows: $584 in 1997, $626 in 1998, $482 in 1999, $506 in 2000, $533 in 2001
and $10,789 thereafter.

12. OTHER LONG-TERM LIABILITIES


                                             1996      1995
                                           --------   -------
Deferred revenue on multi-year service
 contracts                                  $11,639   $ 9,214
Deferred income taxes                         5,188     3,934
Long-term pension obligations                 4,362     4,309
                                            -------   -------
                                            $21,189   $17,457
                                            =======   =======

                             ATL Annual Report 25

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  EMPLOYEE BENEFIT PLANS

    Substantially all employees of the Company's U.S. operations are covered under a noncontributory, defined benefit pension plan (Retirement Plan). The benefits are based on each employee's years of service and highest consecutive five year average compensation. The Company also maintains supplemental defined benefit pension plans (Supplemental Plans) providing benefits to employees which may not be paid from the Retirement Plan due to tax limitations plus special benefits to certain employees. The Company makes annual contributions to the Retirement Plan sufficient to comply with the requirements of the Employee Retirement Income Security Act of 1974. The Supplemental Plans are unfunded. Retirement Plan assets include primarily marketable equity and fixed income securities.



                                             1996                  1995                   1994
                                           -------               -------                -------
Service cost for benefits
   earned during the year                  $ 2,335               $ 1,916                 $1,508
Interest cost on projected benefit
   obligation                                1,643                 1,041                    896
(Income) loss on plan assets                (1,897)               (2,241)                    68
Net amortization and (deferral)              1,309                 1,727                   (335)
Effect of Interspec merger                      --                    --                    265
                                           -------               -------                 ------
Net pension costs                          $ 3,390               $ 2,443                 $2,402
                                           =======               =======                 ======

The funded status of the plans at December 31, 1996 and 1995 is:


                                            Retirement Plan                 Supplemental Plans
                                        ---------------------           -----------------------
                                              1996       1995                   1996       1995
Accumulated benefit obligation             $14,716    $13,138                 $2,945     $2,791
                                        =====================           =======================
Projected benefit obligation, including
 the effect of projected future salary
 increases                                 $21,909    $20,484                 $3,179     $3,012

Plan assets at fair value                   15,732     11,620                     --         --
                                        ---------------------           -----------------------
Excess of projected benefit obligation
 over plan assets                            6,177      8,864                  3,179      3,012

Unrecognized prior service costs              (344)      (506)                  (704)      (794)

Unrecognized net experience loss            (4,416)    (7,352)                  (162)      (257)

Adjustment to recognize minimum liability       --        512                    632        830
                                        ---------------------           -----------------------
Accrued pension cost                       $ 1,417    $ 1,518                 $2,945     $2,791
                                        =====================           =======================

    At December 31, 1996 and 1995, accumulated benefit obligation includes vested benefits of $13,635 and $11,802 for the Retirement Plan and $2,926 and $2,767 for the Supplemental Plans, respectively.

    The Company has reported an additional minimum liability of $632 and $1,342 at December 31, 1996 and 1995, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension costs. A corresponding amount is recognized as an intangible asset to the extent of unrecognized prior service costs.

    The projected benefit obligations are based on employee census information as of the beginning of each year. Employees of Interspec with one year of service became participants in the pension plan on May 17, 1994, the date of the merger.

    The weighted average discount rate used in determining the end of year actuarial present value of the projected benefit obligation was 7.5% for 1996, 7.25% for 1995 and 8.5% for 1994. The assumed annual rate of increase in future compensation levels was 7.5% for the first five years of service and 5% thereafter for 1996 and 1995; 9% for the first five years of service and 5.75% thereafter for 1994. The expected long-term rate of return on plan assets was 10% for 1996 and 9% in both 1995 and 1994.

    A 401(k) retirement savings plan is maintained for all U.S. employees. The Company's contributions to this plan were $1,376, $1,317 and $1,025 in 1996, 1995 and 1994, respectively.

    The Company has a profit sharing plan which provides for employee incentive awards when pre-tax return on sales exceeds 7%. No awards have been made under this plan.

                             ATL Annual Report 26

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  SHAREHOLDERS' EQUITY

    At December 31, 1996, the Company had the following stock compensation plans: the 1992 Option, Stock Appreciation Right, Restricted Stock, Stock Grant and Performance Unit Plan, the 1992 Nonofficer Employee Stock Option Plan, the 1986 Management Incentive Plan (collectively the Employee Stock Plans); and the Nonemployee Director Stock Option Plan. Had compensation cost for the Company's stock-based compensation plans been determined consistent with FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                 1996      1995
                                               ------------------
Net Income (loss)
    As Reported                                $  (828)   $12,002
    Proforma                                   $(2,342)   $11,727
Primary net income (loss) per share
    As Reported                                $ (0.06)   $  0.88
    Proforma                                   $ (0.17)   $  0.87
Fully diluted net income (loss) per share
    As Reported                                $ (0.06)   $  0.85
    Proforma                                   $ (0.17)   $  0.83


    Under the Employee Stock Plans, 3,120,000 shares of common stock are authorized primarily for issuance upon exercise of stock options at prices equal to the fair market value of the Company's common shares at the date of grant, for restricted shares at par value, and for unrestricted shares at par value. At December 31, 1996, 217,900 shares were available for grants under the Employee Stock Plans. Stock options are generally exercisable at 25% each year over a four year vesting period and generally have a term of 10 years from date of grant.

    Under the Nonemployee Director Stock Option Plan, 105,000 shares of common stock are authorized for the issuance of stock options at prices equal to the fair market value of the Company's common shares at the date of grant. At December 31, 1996, 39,000 shares are available for grants under this plan.

    Under the 1986 Option, Restricted Stock, Stock Appreciation Right and Performance Unit Plan, there were approximately 260,000 stock options
outstanding at December 31, 1996.    Use of this Plan for grants of stock, stock
options and other awards terminated in 1992.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: expected volatility of 34% and 26%; risk-free interest rates of 6.6% and 6.7%; expected lives of
4.25 years in 1996 and 1995; and zero dividend yield in 1996 and 1995.

    A summary of the Company's stock option plans as of December 31 and changes during the year ended on those dates is presented below (shares in thousands):



                                                1996                                   1995                               1994
                               ---------------------------------------------------------------------------------------------------
                                              WEIGHTED-                             WEIGHTED-                          WEIGHTED-
                                               AVERAGE                               AVERAGE                            AVERAGE
                                              EXERCISE                              EXERCISE                           EXERCISE
                                SHARES          PRICE                 SHARES          PRICE                SHARES        PRICE
                               ---------------------------------------------------------------------------------------------------

Outstanding at
    beginning of year            2,206           $15.73                2,109          $15.37                1,593       $15.33
Granted                            545           $31.50                  344          $16.06                  436       $15.09
Exchanged from
    Interspec                       --               --                   --              --                  233       $ 9.09
Exercised                         (544)          $15.71                 (140)         $10.58                  (92)      $ 9.45
Canceled                           (49)          $20.96                 (107)         $16.40                  (61)      $13.95
                                ------
Outstanding at end
    of year                      2,158           $18.38                2,206          $15.73                2,109       $15.37

Options exercisable
    at year-end                  1,102                                 1,175                                  867
Weighted-average
    fair value of
    options granted
    during the year             $12.64                                 $5.83                                   --



The following is a summary of stock options outstanding at December 31, 1996 (shares in thousands):





                                                     Options Outstanding                           Options Exercisable
----------------------------------------------------------------------------------------------------------------------------------
                                                                               Weighted
                                                       Weighted-Average        -Average
                                     Number          Remaining Contractual     Exercise         Number            Weighted-Average
Range of Exercise Prices           Outstanding               Life               Price         Exercisable         Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
$5 - $20                               1,638                6.5 years           $15.93            1,094                 $15.79
$21 - $40                                520                9.3 years           $31.61                8                 $26.40


                             ATL Annual Report 27

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    In 1996, 1995 and 1994, 70,000, 14,680 and 99,000 shares, respectively, of restricted stock were issued at par value. The weighted-average fair value of those restricted shares granted in 1996, 1995 and 1994 were $29.41, $15.80 and $15.24, respectively.

    In connection with the merger, all Interspec stock options held by Interspec employees were adjusted based on the Exchange Ratio to the Company's common stock resulting in the issuance of 232,500 options from the Company's stock plans.

    In May 1996, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of its own common stock in the open market, subject to certain criteria, intended to service the Company's benefit plans. The Company repurchased 289,000 shares totaling $8,539 in 1996. Under a similar repurchase program, the Company repurchased 22,500 shares totaling $369 in 1994. No share repurchases were made in 1995.

15.  INCOME TAXES

    The components of income (loss) before income taxes were:


                                             1996        1995       1994
                                           ---------   --------   ---------
U.S. operations                             $(9,236)   $ 9,491    $(17,091)
International operations                      6,662      4,997      (3,767)
                                            -------    -------    --------
                                            $(2,574)   $14,488    $(20,858)
                                            =======    =======    ========

Income tax expense (benefit) consists of the following:

                                               1996       1995        1994
                                            -------    -------    --------
Current:
      U.S. Federal                          $ 2,418    $ 1,378    $ (2,000)
      U.S. State and Local                      500        500         248
      International                           3,280      1,617         857
Deferred:
      U.S. Federal                           (7,608)      (825)        533
      International                            (336)      (184)       (292)
                                            -------    -------    --------
                                            $(1,746)   $ 2,486    $   (654)
                                            =======    =======    ========

     The difference between taxes computed by applying the U.S. Federal income tax rate of 34% to income (loss) before income taxes and the actual income tax expense (benefit) follows:

                                             1996       1995       1994
                                           --------   --------   --------
Expected income taxes at U.S. statutory
 rate                                      $  (875)   $ 4,926    $(7,092)

Increase (reduction) in income taxes
 resulting from:
      State and local income taxes          (1,150)       330        164
      Taxes related to foreign
       operations                              324        941         37
      Restructuring costs                       --         --       (987)
      Tax accrual adjustment                   508         --     (3,106)
      Change in valuation allowance
       excluding intraperiod items            (727)    (4,030)    10,532
      Other, net                               174        319       (202)
                                           -------    -------    -------
                                           $(1,746)   $ 2,486    $  (654)
                                           =======    =======    =======

    The Company had net payments of income taxes of $3,574, $632 and $1,689 in 1996, 1995 and 1994, respectively.

    Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below.


                                             1996        1995
                                           ---------   ---------
Deferred tax assets
        Receivables                        $  2,849    $  2,970
        Inventories                          13,635      11,919
        Net operating loss carryforwards        767       1,954
        State taxes                           4,869       3,389
        Compensation                          4,870       4,051
        Provision for litigation claim       12,116       1,700
        Research and experimentation
         credit carryforwards                 7,734       7,544
        Deferred revenue                         53       1,084
        Other                                 1,031       1,756
                                           --------    --------
Gross deferred tax assets                  $ 47,924    $ 36,367
Less valuation allowance                    (29,678)    (27,319)
                                           --------    --------
Net deferred tax assets                    $ 18,246    $  9,048
Deferred tax liabilities, primarily
 depreciation and intangible assets
                                             (5,188)     (3,934)
                                           --------    --------
Deferred income taxes, net                 $ 13,058    $  5,114
                                           ========    ========

    In determining the realizability of deferred tax assets, the Company primarily considers its deferred tax liabilities, tax planning strategies and potential carryback opportunities.

                             ATL Annual Report 28

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    At December 31, 1996, the Company had net operating loss carryforwards for statutory purposes of approximately $2,100, which begin to expire after 2000 or have no expiration date. The Company also has U.S. research and experimentation credit carryforwards of approximately $7,700 with expiration dates from 1997 through 2011. Utilization of carryforwards from acquired subsidiaries may be limited due to change in ownership rules of the Internal Revenue Code.

    Provision has not been made for U.S. or additional foreign taxes on the undistributed earnings of the Company's foreign subsidiaries which total approximately $7,900. These earnings, which are anticipated to be reinvested, could become subject to additional tax if they were remitted as dividends, lent to the Company, or if the Company should sell its stock in these subsidiaries.

16. RESEARCH AND DEVELOPMENT ARRANGEMENTS

    In December 1995, the Company entered into a research and development joint venture with Hitachi Medical Corporation (Hitachi). The Company received proceeds of $10,000 and reported a $6,220 gain. The gain is reported in other (income) expense, net, in 1995. Under the terms of the joint venture, the Company and Hitachi will develop advanced ultrasound technology with funding provided by Hitachi based upon the achievement of certain development milestones. The technology resulting from this joint development will be available to both ATL and Hitachi for new product offerings and product features. ATL will receive royalty payments in the future based upon Hitachi's revenues from jointly developed technology. ATL received funding from Hitachi of $2,300 in 1996 and $1,000 in 1995 which is reported in research and development expenses.

    In February 1996, the Company entered into an agreement to develop a handheld ultrasound device to be used on battlefields and in other emergency situations. The U.S. Department of Defense selected the project for matched funding, contributing approximately half of the estimated costs with the remaining funding coming from the project consortium which includes the Company, the University of Washington, Harris Semiconductor and VLSI Technology. In 1996, ATL received funding from the Department of Defense for eligible expenses of $1,100, which is reported in research and development expenses.

17.  OTHER (INCOME) EXPENSE, NET

    Other (income) expense, net, includes foreign exchange gains and losses consisting of realized gains and losses on cash transactions involving various foreign currencies, unrealized gains and losses resulting from exchange rate fluctuations primarily affecting intercompany accounts and gains and losses on forward exchange contracts. Net losses from foreign currency transactions were $329, $22 and $144 in 1996, 1995 and 1994, respectively.

    Other (income) expense, net, also includes Washington State Business and Occupation (B&O) taxes of $652, $(606) and $744 in 1996, 1995 and 1994, respectively. This tax is a gross receipts tax imposed on products manufactured in the State of Washington and is levied in lieu of a state income tax. The Company reported a benefit related to a B&O tax audit which was concluded in 1995, of which $1,000 is classified as other (income) expense, net.

    Other (income) expense, net, in 1995 includes a $6,220 gain from the Hitachi R&D joint venture, as discussed in Note 16, Research and Development Arrangements.

18.  COMMITMENTS AND CONTINGENCIES

Leases

    The Company was obligated at December 31, 1996 under long-term operating leases for various types of property and equipment, with minimum aggregate rentals totaling $17,308 as follows: $5,865 in 1997, $4,482 in 1998, $2,855 in
1999, $2,121 in 2000, $1,726 in 2001 and $259 in later years.

    Many of the Company's leases contain renewal options and clauses for escalations of rent and payment of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Certain leases are expected to be renewed or replaced at expiration. Total rental expense under operating leases was $ 8,078, $6,940 and $5,276 in 1996, 1995 and 1994, respectively.

Legal Contingencies

    In addition to the legal claim discussed in Note 10, Accrual for Litigation Claim, the Company is involved in various legal actions and claims arising in the ordinary course of business. The Company believes the ultimate resolution of these matters individually and in the aggregate will not have a material adverse effect on the Company's financial condition or results of operations.

Other

    Like many companies in high technology businesses, the Company can from time to time experience difficulty with the availability of components employed in its products. Such difficulties can lead to long order lead time or delays in the Company's manufacture of products.

    The Company is subject to certain rules and regulations of the U.S. Food and Drug Administration (FDA) and other regulatory agencies regarding the design, documentation, manufacture, marketing and reporting of the performance of its
products.   The Company's ability to obtain timely FDA export and new product approvals is dependent upon the results of FDA inspections and reviews. The Company can also incur substantial expense in responding to process improvements and modification of products previously sold to customers which stem from comments and new requirements of the FDA.

                             ATL Annual Report 29

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  GEOGRAPHIC SEGMENT INFORMATION

    The Company operates in one industry segment: developing, manufacturing, marketing and servicing diagnostic medical ultrasound imaging systems and related accessories and supplies. Internationally, the Company's products are marketed through its subsidiaries and independent distributors, with subsidiaries located in Europe, Canada, Argentina, Australia, Singapore and India. In some of these countries, changes in the political and economic conditions could adversely impact the Company's ability to market products or recover assets.

    A summary of the Company's operations by geographic area follows:


                                            1996        1995        1994
                                          ---------   ---------   ---------
REVENUES:
  U.S.                                    $270,880    $261,762    $250,443
  Transfers between geographic areas        88,464      84,505      76,890
                                          --------    --------    --------
     Total U.S.                            359,344     346,267     327,333

  International:
     Europe                                108,210     106,168      88,585
     Other                                  40,067      31,516      27,124
                                          --------    --------    --------
     Total International                   148,277     137,684     115,709

  Eliminations                             (88,464)    (84,505)    (76,890)
                                          --------    --------    --------
                                          $419,157    $399,446    $366,152
                                          ========    ========    ========

INCOME (LOSS) BEFORE INCOME TAXES:
  U.S.                                    $(10,752)   $  8,684    $(19,273)
  International:
     Europe                                  3,390       4,468      (2,431)
     Other                                   3,272         529      (1,336)
                                          --------    --------    --------
     Total International                     6,662       4,997      (3,767)

  Adjustments/eliminations                   1,516         807       2,182
                                          --------    --------    --------
                                          $ (2,574)   $ 14,488    $(20,858)
                                          ========    ========    ========


                                                          1996        1995
                                                      --------    --------
GEOGRAPHIC ASSETS:
  U.S.                                                $250,012    $236,848
  International:
     Europe                                             59,048      75,940
     Other                                              32,016      27,590
                                                      --------    --------
     Total International                                91,064     103,530

  Adjustments/eliminations                              (7,885)     (9,641)
                                                      --------    --------
  Geographic Assets                                   $333,191    $330,737
  General corporate assets
     (cash and short-term investments)                  47,010      22,711
                                                      --------    --------
Consolidated assets                                   $380,201    $353,448
                                                      ========    ========

Net assets of International
     subsidiaries                                     $ 66,667    $ 74;450
                                                      ========    ========


    International revenues, including both international operations and U.S. export sales, were as follows:


                                         1996       1995       1994
                                       ------------------------------
  International operations             $148,277   $137,684   $115,709
  U.S. export sales                      58,526     50,991     51,466
                                       --------   --------   --------
     Total international revenues      $206,803   $188,675   $167,175
                                       ========   ========   ========

20.  SUBSEQUENT EVENT

     On January 24, 1997, the Company signed a letter of intent to sell its Nova Microsonics division (NMS) to the Eastman Kodak Company. NMS's operations focus on digital image management. NMS is headquartered in Allendale, New Jersey and its revenues in 1996 were less than 5% of the Company's total revenues. The agreement is subject to certain legal, regulatory and financial review. Completion of the sales transaction is within 90 days of signing the letter of intent and is not expected to have a material financial impact.

21.  MARKET INFORMATION AND DIVIDEND POLICY (UNAUDITED)

     The Company's Common Stock, $0.01 par value, trades on the Nasdaq National Market under the symbol ATLI. The following table set forth the high and low sale prices per share of the Company's Common Stock as reported on the Nasdaq National Market for each quarter during the last two fiscal years.


1996                 HIGH       LOW
-------------------------------------
First Quarter       $31 1/2   $20 1/2
Second Quarter      $40 3/4   $26 1/2
Third Quarter       $38 1/2   $25 1/4
Fourth Quarter      $33 1/4   $25

1995                HIGH      LOW
-------------------------------------
First Quarter       $18 1/2   $13
Second Quarter      $17 1/2   $14 1/2
Third Quarter       $19 1/4   $15 1/4
Fourth Quarter      $28 1/2   $17 3/4


     The approximate number of shareholders of record of the Company's Common Stock as of December 31, 1996 was 8,000.

    The Company has not paid any cash dividends on its capital stock and does not currently have any plans to pay such dividends in the foreseeable future. The Company's dividend policy is dependent upon its earnings, the overall financial condition and other factors to be considered by the Board of Directors for time to time.

                             ATL Annual Report 30

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    QUARTERS
                                           --------------------------------------------------------
                                             FIRST      SECOND       THIRD      FOURTH      TOTAL
                                           ---------   ---------   ---------   --------   ---------
1996
Revenues                                    $94,799    $ 98,593    $100,265    $125,500   $419,157
Gross profit                                 45,097      47,753      49,254      62,878    204,982
Income (loss) from operations                 3,491     (25,495)      4,789      14,143     (3,072)
Income (loss) before income taxes             3,712     (25,210)      4,733      14,191     (2,574)
Net income (loss)                           $ 2,970    $(19,179)   $  3,787    $ 11,594   $   (828)
Net income (loss) per share - fully
 diluted                                    $  0.20    $  (1.37)   $   0.25    $   0.78   $  (0.06)

1995
Revenues                                    $94,362    $ 91,276    $ 94,729    $119,079   $399,446
Gross profit                                 43,411      42,567      43,663      54,884    184,525
Income (loss) from operations                   249       1,251        (344)     13,739     14,895
Income (loss) before income taxes                74       1,153        (426)     13,687     14,488
Net income (loss)                           $  (274)   $    836    $   (742)   $ 12,182   $ 12,002
Net income (loss) per share - fully
 diluted                                    $ (0.02)   $   0.06    $  (0.06)   $   0.86   $   0.85


    Primary earnings per share are substantially equal to fully diluted earnings per share in all periods presented with the exception of the fourth quarter in 1995 and the full year ended December 31, 1995 when primary earnings per share were $0.87 and $0.88, respectively.

    Quarterly per share data shown do not add to the total in 1996 and 1995 due to changes in the number of weighted average shares outstanding during the year.

    The 1996 results include a non-recurring expense of $29,557 for a provision for litigation claim and a $(6,900) related income tax benefit in the second quarter. The 1995 results include the following non-recurring items: restructuring and relocation expenses of $2,500 in the first quarter, $335 in the second quarter, $1,838 in the third quarter and $1,262 in the fourth quarter; a benefit for a Washington State B&O tax refund of $(1,300) in the first quarter; and a $(6,020) after tax gain from Hitachi's investment in an R&D joint venture in the fourth quarter.

    Excluding the impact of the non-recurring items listed above, net income and net income per share would have been:

                                                              QUARTERS
                                           ----------------------------------------------
                                            FIRST     SECOND   THIRD    FOURTH     TOTAL
                                           --------   ------   ------   -------   -------
1996
Net income, excluding non-recurring item     $2,970   $3,478   $3,787   $11,594   $21,829
Net income per share, excluding
 non-recurring item - fully diluted          $ 0.20   $ 0.23   $ 0.25   $  0.78   $  1.46

1995
Net income, excluding non-recurring items    $  926   $1,171   $1,097   $ 7,423   $10,617
Net income per share, excluding non-
      recurring items - fully diluted        $ 0.07   $ 0.09   $ 0.08   $  0.52   $  0.75

                                                       ATL Annual Reports 31

                       DIRECTORS AND CORPORATE OFFICERS

BOARD OF DIRECTORS                                   CORPORATE OFFICERS

Dennis C. Fill                                       Dennis C. Fill
Chairman of the Board,                               Chairman of the Board,
Chief Executive Officer                              Chief Executive Officer

Kirby L. Cramer                                      Harvey N. Gillis
Chairman of the Compensation Committee;              Senior Vice President
Chairman Emeritus                                    Finance and Administration,
Hazleton Laboratories Corporation                    Chief Financial Officer
Kirkland, Washington

                                                     Senior Vice Presidents
Harvey Feigenbaum, M.D.                              Donald D. Blem
Chairman of the Audit Committee;
Distinguished Professor of Medicine                  Cass F. Diaz
Indiana University Medical Center
Indianapolis, Indiana                                Victor H. Reddick

                                                     Jacques Souquet, Ph.D.
Eugene A. Larson
Scientific Consultant and former President of ATL    Vice Presidents

                                                     Michael H. Beck
Ernest Mario, Ph.D.
Co-Chairman and Chief Executive Officer              Anne Marie Bugge
ALZA Corporation
Palo Alto, California                                Sanjoy Chatterji

John R. Miller                                       Robert F. Dockendorff
Senior Adviser
Chanen, Painter & Company, Ltd.                      William J. Doherty
Investment Bankers
Seattle, Washington                                  Pamela L. Dunlap

Phillip M. Nudelman, Ph.D.                           Kevin M. Goodwin
President and Chief Executive Officer
Group Health Cooperative of Puget Sound              Brian R. Lee
Seattle, Washington
                                                     Ken A. Likkel
Harry Woolf, Ph.D.
Professor Emeritus and Former Director               Max E. Neves
Institute for Advanced Study
Princeton, New Jersey                                Arthur J. Schenck

                                                     Dieter A. Schwartmann

                                                     Lourens B. Steger

                                                     Terrence J. Sweeney

                                                     Richard S. Totorica

                                                     Thomas J. Williams

                                                     W. Brinton Yorks, Jr.

                             ATL Annual Report 32

                              GENERAL INFORMATION

ADVANCED TECHNOLOGY                                SHAREHOLDER INFORMATION
LABORATORIES, INC.
                                                   A copy of ATL's Form 10-K
Worldwide Headquarters:                            and quarterly news releases
                                                   can be obtained by contacting
ATL                                                the Corporate and Investor
22100 Bothell Everett Highway                      Relations Department, ATL,
P.O. Box 3003                                      P.O. Box 3003, Bothell, WA
Bothell, Washington 98041-3003                     98041-3003, Telephone: (800)
                                                   426-2670, Ext. 7427.
European Headquarters:
                                                   Press releases and other
ATL Munich                                         corporate information are
Edisonstrasse 6                                    available on ATL's Web Site
85716 Unterschleissheim, Munich                    at http://www.atl.com
Germany
                                                   STOCK LISTING
Principal International Subsidiaries
and Field Operations:                              ATL Common Stock is listed on
                                                   the Nasdaq Stock Market under
Buenos Aires, Argentina                            the symbol ATLI.

Sydney, Australia

Vienna, Austria                                    TRANSFER AGENT/REGISTRAR

Brussels, Belgium                                  First Chicago Trust Company
                                                   of New York
Toronto, Canada
                                                   Inquiries regarding change of
Letchworth, England                                address, stock transfer or
                                                   your shareholder account
Paris, France                                      should be sent directly to:

Solingen, Germany                                  First Chicago Trust Company
                                                   of New York
Hong Kong                                          Shareholder Relations Dept.
                                                   P.O. Box 2500
Madras, India (JV)                                 Jersey City, NJ 07303-2500
                                                   Telephone: (201) 324-1644
Milan, Italy
                                                   Shareholder inquiries can
Woerden, Netherlands                               also be made to Transfer
                                                   Agent/Registrar on the
Singapore                                          Worldwide Web at
                                                   http://www.fctc.com.

                                                   E-mail only: fctc@delphi.com

                                                   It is helpful to include your
                                                   social security or tax ID
                                                   number.

                                 [LOGO OF ATL]