Form 10-K, Exhibit 13
period 1997-12-31
ATL ULTRASOUND INC
filed 1998-03-30
CIK 806086

  [PHOTOS OF SURFACE MOUNT MANUFACTURING AND CIRCUIT BOARD, AND IMAGE MONTAGE
                  OF ULTRASOUND IMAGE OF BLOODFLOW IN KIDNEY]

97 ATL ULTRASOUND ANNUAL REPORT

ATL Ultrasound is a worldwide leader in diagnostic medical ultrasound. The Company is dedicated to improving the quality of health care for people worldwide through leadership in the innovation and clinical expansion of diagnostic ultrasound; providing professional challenge and satisfaction to our employees; supporting our community; and assuring a fair return to our shareholders.

Cover: Breakthroughs in ATL's color Doppler technology allow physicians to see into the microvasculature of the body. This image demonstrates kidney blood flow in striking detail.

                               FINANCIAL SUMMARY


(In thousands, except per share data)                    1997               1996                1995
RESULTS OF OPERATIONS
----------------------------------------------------------------------------------------------------
  Revenues                                           $431,244           $419,157            $399,446
  Gross profit                                        213,819            204,982             184,525
  Selling, general and administrative expenses        128,739            122,990             119,955
  Research and development expenses                    59,710             53,969              50,255
  Net income (loss)                                  $ 21,171           $   (828)           $ 12,002
  Net income, excluding non-recurring items          $ 21,171           $ 21,829            $ 10,617
  Net income (loss) per share - diluted                 $1.41             $(0.06)              $0.88
  Net income per share, excluding non-
    recurring items - diluted                           $1.41              $1.47               $0.78

BALANCE SHEET
----------------------------------------------------------------------------------------------------
  Cash and short-term investments                    $ 30,821           $ 63,262            $ 35,654
  Total assets                                        361,810            380,201             353,448
  Long-term debt                                       12,307             12,936              14,837
  Shareholders' equity                                229,721            211,250             210,923

Common shares outstanding                              14,413             14,023              13,610

                 [PERFORMANCE GRAPH APPEARS HERE]


TOTAL REVENUES                U.S.          INTERNATIONAL    TOTAL
--------------                ----          -------------    -----
1995                          $210             $189          $399
1996                          $212             $207          $419
1997                          $221             $210          $431


   [PERFORMANCE GRAPH APPEARS HERE]


TOTAL GROSS MARGIN
------------------
1995                          46.2%
1996                          48.9%
1997                          49.6%

            [PERFORMANCE GRAPH APPEARS HERE]

                                           SHAREHOLDER'S
CAPITAL STRUCTURE           LT DEBT           EQUITY
-----------------           -------        -------------
1995                         14.8              210.9
1996                         12.9              211.3
1997                         12.3              229.7


   [PERFORMANCE GRAPH APPEARS HERE]


EPS *
-----
1995                         $0.78
1996                         $1.47
1997                         $1.41

* Excluding non-recurring items

                                                      1997 ATL Annual Report   1

[PHOTO OF DENNIS C. FILL]

Fellow Shareholders,

1997 was a remarkable year for ATL. The year's highlights were topped by the worldwide launch of two major products, the HDI(R) 1000 and the HDI 5000 systems, each a milestone of technical achievement. These introductions broadened the markets addressed by our successful all-digital HDI product line to the mid-range and premium-performance markets. As the year came to a close, the total worldwide installed base of HDI systems had grown to over 9,000 systems, firmly establishing ATL as the leader in all-digital ultrasound.

     With the increased investment required by the worldwide introductions of two new HDI systems, and the inevitable pause in orders as customers evaluated the new products, we were pleased to report 1997 net income of $21.2 million or $1.41 per share, nearly matching the record profitability ATL achieved in 1996, excluding its non-recurring charge. For the year, revenues grew 3% to a record $431.2 million. With the momentum of the new products beginning to build at year-end, revenue growth accelerated to 9% in the fourth quarter, and we reported record quarterly revenues of $137.3 million, record gross margins of 52.4% and record quarterly net income of $18.5 million or $1.23 per share.

GROWING WORLDWIDE DEMAND

The United States market for ultrasound came back to life during the year with a robustness that exceeded our expectations. After years of little to no growth as the country's health care delivery system streamlined and reconfigured itself, new demand for ultrasound was propelled by replacement of aging equipment and by technology advances that opened new clinical applications offering better patient care, increased efficiency and lower health care costs.

     Over half of ATL's product revenues are derived from countries outside of the United States, a proportion that we expect to continue to increase even with the resumption of U.S. market growth. These international markets were characterized by a variety of countervailing trends that made for lively conditions. The strong U.S. dollar held back positive revenue comparisons

2   1997 ATL Annual Report
in Europe, although unit growth continued its upward trend, particularly in Italy, the United Kingdom, Scandinavia, Austria and the Benelux countries.
Other key markets--Australia, China, Latin America and Eastern Europe--exhibited excellent growth.

      In May 1997, we opened our 14th subsidiary, ATL China, with offices in Beijing, Shanghai, Guangzhou and Hong Kong. We anticipate that the Southeast Asian and Korean markets could remain challenging for some time. Although these countries currently account for less than 10% of ATL's revenues, we believe they offer substantial future opportunity, and we will continue to invest in building our distribution channels there.

THE MOST POWERFUL ULTRASOUND SYSTEM IN THE WORLD

The Company's new premium-performance system, the HDI 5000, represents over a decade of ATL investment and commitment to developing digital ultrasound technology. Capable of performing more than 14 billion operations per second, the HDI 5000 system provides a quantum leap in both the amount of diagnostic information acquired and the ability to process it, giving health care providers new information about the human body and how it works. The HDI 5000 is the first system to apply supercomputed processing, patented new blood flow imaging technology and adaptive system intelligence to diagnostic ultrasound. Of fundamental value to thousands of customers worldwide is that their HDI 3000 system is fully upgradable, on-site, to the new HDI 5000 technology. With the introduction of the HDI 5000, ATL customers now have the choice of two engines on one platform, the HDI 5000 or the HDI 3000, demonstrating the platform's inherent scalability.

      Customer shipments of the HDI 5000 began in November with prestigious institutions such as The Toronto General Hospital, Montefiore Medical Center of New York and Hutzel Hospital of Detroit placing multi-system orders for a complement of HDI 3000 and 5000 systems. NASA also elected to upgrade to the HDI 5000 technology for the International Space Station, scheduled for launch in the year 2000. Astronauts will use the HDI 5000 system to perform

                                                     1997 ATL Annual Report   3
sophisticated medical diagnostics while on board the Space Station. These images will be transmitted to earth for scientists to study the effects of zero gravity on blood flow, the heart and other organs. By year-end, the HDI 5000 system had been introduced to over 30,000 physicians at key medical congresses and clinical symposia held in cities around the world.

ATL'S SECOND TECHNICAL INFLECTION POINT

We believe the introduction of the HDI 1000 system in February 1997 marked a second technological inflection point as significant as our decision to embark on an all-digital strategy 15 years ago. The HDI 1000 is a revolutionary software-based system that migrates ATL's acclaimed HDI broadband digital beamforming technology to the large and rapidly growing mid-range market for general imaging applications. ATL proprietary technology, MSM(TM) (Multitasking Software Management), replaces more than half of the ultrasound system's hardware components with sophisticated, flexible software.

     Designed for the new health care environment where increasing numbers of ultrasound examinations are performed in hospital satellite clinics, the HDI 1000 system offers integrated Internet connectivity so that physicians can simultaneously view and consult on clinical cases with colleagues in other locations. During major medical meetings in the United States, Brazil and Austria, ultrasound images were transferred via Internet technology directly from the HDI 1000 system to laptop computers in other countries. The HDI 1000 system has enjoyed early success in U.S. markets particularly in the Ob/Gyn segment, where ATL has established a strong franchise. During 1998, the feature set of the HDI 1000 will be further expanded to enhance its clinical utility.

ULTRA-PORTABLE ULTRASOUND

ATL's success in compressing ever-higher levels of performance into the same or smaller amount of space is based on our leadership in developing high density, proprietary microchips, ASIC's (Application Specific Integrated Circuits), and advanced system software. While ATL has employed these technologies primarily to increase the power and resolution of ultrasound imaging, we have recognized an equally strong imperative to develop a smaller, less expensive device that could be used as an examination tool and carried by the physician much like a stethoscope.

4   1997 ATL Annual Report

     A year ago we formed a business division with responsibility for product and commercial market development of a handheld, all-digital ultrasound system. On February 11, 1998, we announced the spin-off of the Handheld Systems Business Division as a tax-free stock dividend to our shareholders, on a one-for-three ATL shares basis. We believe a handheld ultrasound device for use as a first-stage medical examination tool will create entirely new markets for ultrasound that are intrinsically different from those served by ATL today as characterized by clinical use, the end user, manufacturing requirements and distribution channels. As an independent company, the Handheld Division will have the focus, speed and agility necessary to address this evolving set of new clinical and technical demands, thereby best serving our objective of enhancing long-term shareholder value. Through licensing agreements, ATL and the new company will continue to collaborate on technology innovations that will be of benefit to both companies.

THE EXPANDING CLINICAL REALM OF ULTRASOUND

In the final analysis, the case for advancing ultrasound technology must be justified by improved patient care--faster diagnosis, less physical and emotional trauma or lower cost. The great versatility of ultrasound leads to its use in a multiplicity of diagnostic evaluations ranging from determining the adequacy of blood supply to the brain, to revealing changes in the vital organs of our bodies, to monitoring fetal health. A host of new ultrasound applications are on the horizon--applications that will relieve the need to use radioactive isotopes and more expensive, invasive tests to understand what is happening inside the body.

     Working with clinicians and scientists, ATL is leading research in image acquisition and signal processing technologies that is expanding the diagnostic utility of ultrasound. One such area, 3D ultrasound imaging, provides more complete examination data while making it easier for a variety of medical specialists to more quickly grasp anatomical structures and relationships.

     Harmonic ultrasound imaging--with and without contrast agents--is another area offering great promise to replace expensive procedures by expanding the range of applications and patients that can be successfully studied. Physicians have found that ATL's Tissue Harmonic Imaging enables a dramatic reduction in a naturally occurring image artifact, or haze, caused by the interaction of certain tissue types and low frequency soundwaves,

                                                      1997 ATL Annual Report   5
thereby reducing the need for further confirmatory diagnostic tests. ATL is also at the forefront of research on a new generation of harmonic contrast agents. We are collaborating closely with contrast agent manufacturers and over 50 medical institutions around the world on the development of ultrasound techniques that may enhance the effectiveness of agents to diagnose heart attacks faster and more accurately, and also help in the detection and evaluation of tumors in the abdomen, breast and prostate.

      We enter 1998 in the strongest position yet by any measure--market share, product line, technology and financial--in our history. For ATL Ultrasound, 1997 represented a feat of teamwork and accomplishment and the beginning of a new world of possibilities. My deepest appreciation and thanks go to all ATL employees. Finally, we thank you, our fellow shareholders, for your ongoing support.

      Sincerely,

      /s/ Dennis C. Fill

      Dennis C. Fill
      Chairman and Chief Executive Officer
      February 24, 1998

6   1997 ATL Annual Report

[ARTISTIC INTRODUCTORY PAGE TO NARRATIVE: CARDIOVASCULAR AND FETAL ULTRASOUND IMAGES; HEART RENDERING IN BACKGROUND]

The great versatility of ultrasound leads to its use in a multiplicity of diagnostic evaluations ranging from determining the adequacy of blood supply to the brain, to revealing changes in the vital organs of our bodies, to monitoring fetal health.

[COLLAGE OF MANUFACTURING IMAGES; SURFACE MOUNT TECHNOLOGY AND CIRCUIT BOARD]

INNOVATION

[ULTRASOUND IMAGE OF 16 WEEK FETUS]

16 WEEK FETUS

Capable of performing more than 14 billion operations per second, the HDI 5000 reveals new information on the inner world of the developing fetus.

[ULTRASOUND IMAGE OF CAROTID ARTERY DISEASE]

CAROTID ARTERY DISEASE

Ultrasound allows earlier diagnosis and treatment of vascular disease that limits blood flow to the brain, saving millions from experiencing impairment or death from stoke.

[PHOTOGRAPH OF WOMEN PERFORMING MICRO-SOLDERING OF SCANHEAD ASSEMBLY]

Collaborating closely with clinicians and scientists, ATL is at the forefront of research that is

[COLLAGE OF PHOTOGRAPHS; EMPLOYEE AT MICROSCOPE, MACHINERY AND ATL ULTRASOUND MACHINE]

PRECISION

[DISPLAY OF CARDIAC CONTRAST IMAGING]

CARDIAC CONTRAST IMAGING

Tiny microbubbles of a contrast agent reflect harmonic ultrasound energy to highlight the boarder of the heart's left ventricle. This new ultrasound technique may one day offer better, faster diagnoses of heart attacks.

IMAGE COURTESY OF HARALD BECHER, MD, UNIVERSITY OF BONN

[DISPLAY OF 3D IMAGE OF GALLSTONES]

3D IMAGE OF GALLSTONES

Recent developments in three-dimensional ultrasound promise to pinpoint with exquisite accuracy the exact location of disease to assist physicians in better visualizing anatomy and making treatment decisions.

[PHOTOGRAPH OF ENGINEER PERFORMING ENGINEERING TESTS (CHECKLIST) ON ATL ULTRASOUND MACHINES]

ATL is the leader in broad-band, all digital ultrasound with over 9,000 HDI systems installed in hospitals and clinics around the world.

                               FINANCIAL REVIEW


YEAR ENDED
     December 31,                           1997           1996           1995            1994             1993
     Dollars in thousands,
      except per share data
-----------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
     Revenues                             $431,244       $419,157       $399,446        $366,152         $360,497
     Gross profit                          213,819        204,982        184,525         163,583          165,849
     Selling, general, and
      administrative expenses              128,739        122,990        119,955         115,595          110,752
     Research and development
      expenses                              59,710         53,969         50,255          56,426           51,265
     Income (loss) from
      operations                            25,262         (3,072)        14,895         (21,616)          (3,106)
     Income (loss) before
      income taxes                          25,893         (2,574)        14,488         (20,858)          (1,735)
     Net income (loss)                    $ 21,171       $   (828)      $ 12,002        $(20,204)        $ (3,321)
     Net income (loss), excluding
      non - recurring items               $ 21,171       $ 21,829       $ 10,617        $ (8,191)        $    954
     Net income (loss) per share -
      diluted                             $   1.41       $  (0.06)      $   0.88        $  (1.55)        $  (0.25)
     Net income (loss) per share,
      excluding non-recurring
      items - diluted                     $   1.41       $   1.47       $   0.78        $  (0.63)        $   0.07
-----------------------------------------------------------------------------------------------------------------
PERCENT OF TOTAL REVENUES:
     Gross margin                             49.6%          48.9%          46.2%           44.7%            46.0%
     Selling, general and
      administrative expenses                 29.9%          29.3%          30.0%           31.6%            30.7%
     Research and development
      expenses                                13.8%          12.9%          12.6%           15.4%            14.2%
     Income (loss) from operations             5.9%          (0.7%)          3.7%           (5.9%)           (0.9%)
     Income (loss) before income
      taxes                                    6.0%          (0.6%)          3.6%           (5.7%)           (0.5%)
     Net income (loss)                         4.9%          (0.2%)          3.0%           (5.5%)           (0.9%)
     Net income (loss), excluding
      non-recurring items                      4.9%           5.2%           2.7%           (2.2%)            0.3%
-----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (END OF PERIOD):
     Cash and short-term investments      $ 30,821       $ 63,262       $ 35,654        $ 22,901         $ 54,758
     Receivables                           136,351        126,924        129,226         105,500           94,559
     Inventories                            98,677         89,911         94,877          96,065           88,692
     Working capital                       182,804        166,294        161,581         134,117          157,878
     Total assets                          361,810        380,201        353,448         321,150          322,164
     Short-term borrowings, including
      current portion of long-term
      debt                                   1,103          1,091          3,466           3,818            5,749
     Long-term debt                         12,307         12,936         14,837          17,688           11,600
     Shareholders' equity                  229,721        211,250        210,923         191,176          210,835
--------------------------------------------------------------------------------------------------------------------

Net loss in 1996 includes a patent litigation provision of $29,557 and the related $6,900 tax benefit.

Net income in 1995 includes a net gain of $1,385 from Hitachi's investment in an ATL R&D joint venture, a benefit for a Washington State B&O tax refund and restructuring and relocation expenses.

Net loss in 1994 includes $12,013 of merger and related costs, restructuring expenses and a patent litigation provision.

Net loss in 1993 includes restructuring expenses of $4,275.

12   1997 ATL Annual Report

--------------------------------------------------------------------------------
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

ATL is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems and related accessories and supplies. Sales are made through a direct sales force in the U.S. and through direct sales or third party distributors in international markets.

The ultrasound industry is highly competitive and market demand is influenced by a variety of factors. These include the introduction of new technologies which may offer improved clinical capabilities and create demand for new products, the relative cost-effectiveness and clinical utility of competing diagnostic technologies, the structure of health care delivery organizations, government policies with respect to reimbursement and medical cost containment, and the economies and demographics in countries the Company markets its products. Although ultrasound systems are typically sold based on image quality, Doppler sensitivity, product reliability, upgradability, clinical versatility and ease of use, price competition is also an important factor.

ATL markets and services ultrasound products worldwide. International revenues accounted for 49% of 1997 revenues. A significant portion of these revenues as well as the operating expenses of the Company's direct sales and service operations were denominated in foreign currencies. In addition, some of ATL's competitors are foreign companies whose production costs are incurred in foreign currencies. As a result, fluctuations in foreign currency exchange rates may impact the Company's competitive position and financial results. The Company hedges foreign exchange exposure related to its intercompany accounts payable and receivable balances which are denominated in foreign currencies through the use of forward exchange contracts. The Company does not otherwise hedge foreign currency exposures.

ATL reported net income in 1997 of $21.2 million or $1.41 per share. In 1996, ATL reported a net loss of $0.8 million or $0.06 per share. Excluding a one-time patent litigation charge and the related tax benefit, ATL earned net income of $21.8 million or $1.47 per share in 1996. Noteworthy business events impacting results of operations for 1997 include successful introduction of the HDI 1000 and HDI 5000 ultrasound systems, unfavorable fluctuations of foreign exchange rates, sale of the Company's image management business and accelerated expenditures related to the development of the Company's handheld ultrasound technology. All per share amounts are stated on a diluted basis and calculated per Statement of Financial Accounting Standards (FAS) No. 128, Earnings Per Share, which became effective in the fourth quarter of 1997.

REVENUES AND GROSS PROFIT

 Dollars in millions                   1997     1996     1995
                                      ------   ------   ------
 Total Revenues.....................  $431.2   $419.2   $399.4
   Percent change...................      3%       5%       9%
 Gross Profit.......................  $213.8   $205.0   $184.5
   As a % of revenues...............   49.6%    48.9%    46.2%


Revenues increased 3% to $431.2 million in 1997. Product sales increased $8.9 million over 1996, reflecting the successful introduction of two major new products, growth in the U.S. high-end cardiology market and the establishment of new affiliate operations in China. The phase out of older products from the product line, such as the UM9 HDI and the Apogee CX/CX200 systems, in addition to the unfavorable impact of foreign exchange rates and the sale of the Company's image management business to Eastman Kodak partially offset the revenue growth noted above. The Company's new systems provided strong incremental revenues in the mid-range and high-end markets. The HDI 5000cv system, which began customer shipments in November 1997, along with the continued success of the HDI 3000cv drove revenue growth in the cardiology market segment in 1997. Service revenues increased $3.1 million from 1996 on the continued growth in the worldwide installed base of ATL's products.

International revenues grew at rates in excess of 10% for all regions outside of Europe which experienced a revenue decline over 1996 due to the unfavorable impact of foreign exchange. Overall, international revenue grew by 2% to $210.5 million during 1997. The U.S. market showed signs of recovery in 1997 with revenues growing to $220.7 million, up 4% from 1996.

1996 revenues increased 5% or $19.8 million over 1995 reflecting continued success of the premium performance, all-digital HDI 3000 system, growth in the cardiology market, initial benefits of ATL's strategic partnerships and favorable changes in product mix toward the HDI 3000 and the mid-range Apogee product lines. The HDI 3000cv system, introduced in June 1995 with complete cardiology capabilities, drove revenue growth in the cardiology market segment in 1996. Service revenues increased $6.1 million from 1995 on the continued growth in the worldwide installed base of ATL's products.

Gross profit increased 4.3% in 1997 to $213.8 million, compared with $205.0 million in 1996. Gross margin in 1997 was 49.6% compared with 48.9% in 1996. The improvement in gross margin is due to the favorable shift in product mix to the Company's higher margin HDI products achieved through the successful expansion of this product family during 1997. Gross profit rose on higher unit volumes of the HDI 3000 and new sales of the

                                                     1997 ATL Annual Report   13

--------------------------------------------------------------------------------
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

HDI 1000 and HDI 5000 systems, but the growth was partially offset by lower volumes of products being phased out and the impact of foreign exchange. 1996 gross margin improved to 48.9% compared with 46.2% in 1995. Gross profit rose on higher unit volumes of the HDI and Apogee products, but the growth was partially offset by lower volume of older product lines and the impact of competitive pressures on the mid-range product prices.

OPERATING EXPENSES, NET

 Dollars in millions                   1997       1996       1995
                                      ------     ------     ------
 SG&A...............................  $128.7     $123.0     $120.0
   As a % of revenues...............    29.9%      29.3%      30.0%

 R&D................................  $ 59.7     $ 54.0     $ 50.3
   As a % of revenues...............    13.8%      12.9%      12.6%

 Other expense, net.................  $  0.1     $  1.5     $  0.7*
   As a % of revenues...............    0.03%       0.4%       0.2%

* 1995 other expense, net, excludes a $6.2 million gain from an R&D joint venture and a $1.0 million B&O tax benefit.

Selling, general and administrative (SG&A) expenses increased by $5.7 million in 1997 and increased slightly as a percent of revenues to 29.9% compared with 29.3% in 1996 while remaining below the 30.0% level from 1995. The increase in SG&A is attributed primarily to product launch expenses for the HDI 1000 and HDI 5000 systems, market development expenditures in Asia and investments in the Company's business information systems. These increases were partially offset by the impact of foreign exchange and the sale of the Company's image management business to Eastman Kodak. In 1996, SG&A expenses increased $3.0 million from 1995 as a result of marketing programs related to the promotion of the HDI system for differentiation of solid breast tumors and investments in the Company's business information systems.

ATL continued its commitment to advancing broadband digital ultrasound technology by investing $59.7 million in research and development (R&D) expenses in 1997. As a percent of revenues, 1997 R&D expenses were 13.8% compared with 12.9% in 1996 and 12.6% in 1995. Most of the increase in R&D expenses during 1997 related to two new product introductions as well as increased expenditures related to the development of handheld ultrasound technology. On February 20, 1997, ATL introduced the HDI 1000 system, a fundamentally new software based mid-range system. Shipments of the HDI 1000 system began in the second quarter of 1997. Some of the technology used in the HDI 1000 system was developed by ATL as part of a R&D joint venture project with Hitachi Medical Corporation (Hitachi) which began in the fourth quarter of 1995. The technology resulting from this joint venture is available to both ATL and Hitachi for new product offerings and product features. On July 22, 1997 ATL introduced the premium performance HDI 5000 system. Shipments of the HDI 5000 system began in the fourth quarter of 1997. R&D expenditures related to the development of handheld ultrasound technology have increased significantly over 1996 as discussed below. A working prototype is expected in the third quarter of 1998.

1996 R&D expenses increased $3.7 million from 1995 to $54.0 million. The increase in R&D expenses over 1995 was related to preliminary work on the HDI 1000 and 5000 systems that were under development at the time.

Other expense, net, was $0.1 million in 1997. This includes a gain on the sale of the Company's image management business and foreign exchange losses. In 1996, ATL reported $1.5 million of other expense, net. This consists primarily of Washington State Business and Occupation (B&O) tax expense as well as foreign exchange losses. B&O tax is imposed on gross receipts for products manufactured in the State of Washington and is levied in lieu of a state income tax.

PATENT LITIGATION, RESTRUCTURING AND RELOCATION PROVISIONS

The Company accrued a patent litigation provision of $29.6 million in the second quarter of 1996 in addition to $5.0 million previously accrued in 1994. In October 1997, the U.S. Court of Appeals affirmed the lower court judgment awarding damages of $27.9 million, plus interest and legal fees, in favor of the plaintiff. The claim was paid in full as of December 31, 1997 (see Note 10 to the Consolidated Financial Statements, Patent Litigation Provision).

In 1995, the Company consolidated its East Coast operations located in Ambler, Pennsylvania with the Company's corporate headquarters in Bothell, Washington. The consolidation resulted in the relocation of Ambler manufacturing, administrative and R&D functions to Bothell (see Note 2 to the Consolidated Financial Statements, Restructuring and Relocation).

INTEREST INCOME AND EXPENSE

 Dollars in millions                    1997     1996     1995
                                       -----    -----    -----
 Interest Income....................   $ 3.7    $ 3.4    $ 1.7
 Interest Expense...................    (3.1)    (2.9)    (2.1)


Interest income increased slightly in 1997, reflecting higher cash balances available for investment compared with 1996 through the third quarter of 1997. The higher interest expense in 1997 reflects nearly a full year of post-judgment interest accrued on the damages awarded for the patent litigation claim. Interest expense increased in 1996 compared with 1995 reflecting a partial year of post-judgment interest accrued on the damages awarded for the patent litigation claim (see Note 10 to the Consolidated Financial Statements, Patent Litigation Provision).

14   1997 ATL Annual Report

TAXES AND NET INCOME (LOSS)

 Dollars in millions                    1997     1996     1995
                                       -----    -----    -----
 Income (Loss) Before Income Taxes..   $25.9    $(2.6)   $14.5

Income tax expense (benefit):
 U.S. income taxes..................   $ 0.6    $(4.7)   $ 1.1
 Foreign income taxes...............     4.1      3.0      1.4
                                       -----    -----    -----
                                       $ 4.7    $(1.7)   $ 2.5
As a % of income (loss) before
 income taxes..                          18%      68%      17%
Net Income (Loss)*..................   $21.2    $(0.8)   $12.0


* Includes non-recurring items discussed previously of $22.7 million expense in 1996; $1.4 million net gain in 1995.

In determining the realizability of deferred tax assets, the Company primarily considers its deferred tax liabilities, tax planning strategies, future earnings and potential carryback opportunities.

The provision for income taxes includes benefits from the utilization of U.S. federal and foreign tax loss carryforwards and carrybacks. Tax loss carryforwards of approximately $3.6 million remain at the end of 1997.

CAPITAL RESOURCES AND LIQUIDITY

Dollars in millions                   1997     1996      1995
                                     ------   ------    ------
Cash and short-term investments..... $ 30.8   $ 63.3    $ 35.7
Receivables.........................  136.4    126.9     129.2
Inventories.........................   98.7     89.9      94.9
Short-term borrowings, including
 current portion of long-term debt..    1.1      1.1       3.5
Long-term debt......................   12.3     12.9      14.8
Shareholders' equity................  229.7    211.3     210.9
Return on shareholders' equity......   9.6%    (0.4%)     6.0%
Return on shareholders' equity,
 excluding non-recurring items......   9.6%    10.3%      5.3%


The Company finances its operations primarily with internal resources, including cash and short-term investments. The Company held $30.8 million in cash and cash equivalents at December 31, 1997. Short-term borrowings represent working capital lines of credit maintained at some of the Company's foreign subsidiaries to facilitate intercompany cash flow.

As shown in the statement of cash flows, ATL used cash from operations of $16.7 million in 1997 compared with $45.2 million generated in 1996. The change in cash flows from operations primarily reflects the payment of patent litigation damages of $37.4 million coupled with higher inventory and receivable balances. Cash flows from investing activities included $17.5 million used for property, plant and equipment purchases. During 1997, exercise of employee stock options and Employee Stock Purchase Plan issuances generated cash flow of $10 million.

The Company repurchased 343,000 shares of its own common stock in the open market for $11.9 million in 1997 under share repurchase programs intended to service ATL's benefit programs. The Company repurchased 289,000 shares totaling $8.5 million in 1996. In May 1997, the Board of Directors authorized the Company to purchase up to 1,000,000 shares of its common stock, subject to certain criteria. A similar authorization was also granted in May 1996.

Long-term debt at December 31, 1997 was $12.3 million. Interest rates on long-term debt outstanding at December 31, 1997 averaged approximately 6.7%.

The Company began construction of a new 101,000 square foot building on its corporate campus in August 1997. The building's projected completion date is scheduled for July 1998 and has an estimated cost of $15-16 million. Initial funding for the project will come from working capital with a transition to long-term debt as the building reaches completion in 1998.

The Company intends to spin-off its handheld business after the first quarter of 1998 (the "Distribution"). In connection with the spin-off, the Company will contribute capital of $15 million in cash on the Distribution date and $15 million in cash on January 15, 1999 (see Note 23 to the Consolidated Financial Statements, Subsequent Event).

In addition to its cash balances, the Company has available unsecured credit facilities of $25 million, including a committed line of credit of $15 million. Barring any unforeseen circumstances, events or unanticipated expenses, management expects existing cash and available credit lines, long-term debt and cash generated from operations should be sufficient to meet the Company's operating and capital requirements for 1998.

OTHER BUSINESS FACTORS

Like many companies in high technology businesses, the Company can from time to time experience difficulty with the availability of technology employed in its products. Such difficulties can lead to increases in component costs, long order lead times or delays in the Company's manufacture of products. Manufacturing efforts can also be impeded by third party assertions of patent infringement by the Company's products, such as the litigation claim previously discussed. There can be no assurance that the Company will not be subject to claims of patent infringement by other parties or that such claims will not require the Company to pay substantial damages or delete certain features from its products or both.

The Company is subject to certain rules, regulations and inspections of the FDA and other regulatory agencies regarding the design, manufacture, marketing and performance of its products. The Company's ability to manufacture products and obtain timely FDA export and new product approvals is dependent upon the results of FDA inspections and reviews. The Company can incur substan-

                                                     1997 ATL Annual Report   15

--------------------------------------------------------------------------------
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

tial expense in responding to process improvements and modification of products previously sold to customers which stem from comments and new requirements of the FDA.

The Company's regulatory programs are in compliance with international quality system standards known as ISO 9000 standards. ATL has maintained registration under the ISO 9000 quality systems standards for its operations. By 1998, all medical device companies marketing products in the European Community will be required to meet these standards. The current HDI product family has qualified to display the European Community (CE) Mark.

The Company is currently reviewing its ultrasound product line and business information systems for compliance with the Year 2000 issue. In general, the Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems may not recognize the year 2000. The Company believes the Year 2000 issue will not have a significant effect on its operations.

SUBSEQUENT EVENT

On February 2, 1998, ATL's Board of Directors approved a plan to spin-off its handheld business as an independent, publicly owned company. The handheld business incurred net operating expenses which totaled $6.0 million and $1.8 million in 1997 and 1996, respectively, which were included in the consolidated results of ATL (see Note 23 to the Consolidated Financial Statements, Subsequent Event).

FORWARD LOOKING INFORMATION

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following information.

In 1998, the Company will continue to pursue its long-term goal of achieving a return on shareholders' equity of 15%, compared with 1997 results of approximately 10%. The Company expects quarterly revenues and earnings in 1998 to be greater than 1997 levels, excluding first quarter expenses related to the shareholder stock dividend of the handheld business, and to be principally influenced by gross margin improvement during the first half of the year, and additionally aided by revenue growth during the second half of the year.
Service gross margin is expected to be in the range of 40% to 42% for 1998. Revenues for the full year are expected to be approximately 10% above 1997 levels, and gross margin for the full year is expected to be in the range of 50% to 52%. Operating expenses for 1998 are expected to be less than 10% above 1997 levels. Diluted shares during the year are expected to rise from approximately
15.3 million shares during the first quarter of 1998 to 15.6 million by the end of 1998. The Company is targeting earnings of around $2.35 per share for the full year of 1998.

For the first quarter of 1998 the Company expects to realize a gross margin of approximately 50% and to have earnings in the range of $0.10 to $0.13 per share, which includes the effect of charges for the distribution of stock of the handheld business to ATL shareholders. These distribution expenses are expected to be less than $1.5 million before tax. The expenses for the handheld business which are consolidated with ATL's other expenses during the first quarter are expected to be in the range of $2 million to $3 million, or about $0.12 per share. When these expenses are considered together with the Company's expected earnings for the first quarter of 1998, the Company is estimating the earnings from its core business (excluding expenses associated with the handheld business) for the quarter to be in the range of $0.29 to $0.32.

The above statements are forward looking statements that involve a number of risks and uncertainties, and should be read in conjunction with the Company's SEC filings and news releases. Among the ongoing factors that could cause actual results to differ materially from the above are the following considerations. The ultrasound market in some European countries remains sluggish and certain Asian markets are troubled by turbulent economic conditions, which may cause revenue growth to fall short of expectations. Worldwide competition in the ultrasound market has intensified over the past year, and most of the Company's competitors have introduced new ultrasound products within the past two years. The time required for customers to evaluate the many new products on the market may lengthen the sales cycle for ultrasound purchases, and the Company may lose sales to other product offerings. These factors may adversely impact the Company's sales volume or selling prices or both. Unanticipated events, such as delays in the Company's product development and cost reduction programs, a delay in the distribution of the handheld business, the unavailability of components critical to the Company's products due to natural disasters, changes in vendor businesses or otherwise, economic instability in Asian and other markets, the stronger U.S. dollar, delays in receiving necessary regulatory approvals, or other unforeseen events could adversely impact the Company's financial results for 1998.

16   1997 ATL Annual Report

--------------------------------------------------------------------------------
                         INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Shareholders, ATL Ultrasound, Inc.

We have audited the accompanying consolidated balance sheets of ATL Ultrasound, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATL Ultrasound, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                        /s/ KPMG Peat Marwick LLP

                                        KPMG Peat Marwick LLP
                                        Seattle, Washington
                                        February 13, 1998

                                                     1997 ATL Annual Report   17

--------------------------------------------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

At December 31,                                       1997                1996

In thousands, except per share data
--------------------------------------------------------------------------------
ASSETS

Current Assets
    Cash and cash equivalents                      $ 30,821             $ 63,262
    Receivables, net                                136,351              126,924
    Inventories                                      98,677               89,911
    Prepaid expenses                                  2,207                2,777
    Deferred income taxes, net                       13,668               18,246
                                                   --------             --------
        Total current assets                        281,724              301,120

Property, Plant and Equipment, Net                   74,630               72,400

Other Assets, Net                                     5,456                6,681
                                                   --------             --------
                                                   $361,810             $380,201
                                                   ========             ========
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
    Short-term borrowings                          $    654             $    507
    Current portion of long-term debt                   449                  584
    Accounts payable and accrued expenses            80,529               69,855
    Accrual for litigation claim                        --                35,636
    Deferred revenue                                 15,831               19,351
    Taxes on income                                   1,457                8,893
                                                   --------             --------
        Total current liabilities                    98,920              134,826

Long-Term Debt                                       12,307               12,936

Other Long-Term Liabilities                          20,862               21,189

Commitments, Contingencies and Subsequent Event

Shareholders' Equity                                229,721              211,250
                                                   --------             --------
                                                   $361,810             $380,201
                                                   ========             ========
--------------------------------------------------------------------------------
Common stock, par value $0.01, 50,000
  shares authorized
    Issued shares                                    14,413               14,023
    Outstanding shares                               14,413               14,023

Preferred stock, par value $1.00, 6,000
  shares authorized
    Issued shares                                       --                   --
    Outstanding shares                                  --                   --

See accompanying Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
18   1997 ATL Annual Report

--------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

YEAR ENDED

December 31,                                  1997          1996         1995

In thousands, except per share data
--------------------------------------------------------------------------------
Revenues
  Product sales                           $338,637      $329,689     $316,102
  Service                                   92,607        89,468       83,344
                                          --------      --------     --------
                                           431,244       419,157      399,446
                                          --------       --------    --------
Cost of Sales
  Cost of product sales                    163,006       162,433      163,928
  Cost of service                           54,419        51,742       50,993
                                          --------      --------     --------
                                           217,425       214,175      214,921
                                          --------      --------     --------

Gross Profit                               213,819       204,982      184,525
                                          --------      --------     --------

Operating Expenses, Net
  Selling, general and administrative      128,739       122,990      119,955
  Research and development                  59,710        53,969       50,255
  Provision for litigation claim               --         29,557          --
  Restructuring and relocation expenses        --            --         5,935
  Other (income) expense, net                  108         1,538       (6,515)
                                          --------      --------     --------
                                          188,557        208,054      169,630
                                          --------      --------     --------

Income (Loss) From Operations              25,262         (3,072)      14,895

Interest Income                             3,737          3,397        1,728
Interest Expense                           (3,106)        (2,899)      (2,135)
                                         --------       --------     --------
Income (Loss) Before Income Taxes          25,893         (2,574)      14,488

Income Tax Expense (Benefit)                4,722         (1,746)       2,486
                                         --------       --------     --------
Net Income (Loss)                        $ 21,171       $   (828)    $ 12,002
                                         ========       ========     ========

Net Income (Loss) Per Share:
  Basic                                     $1.51         $(0.06)       $0.91
  Diluted                                   $1.41         $(0.06)       $0.88

Weighted average common shares and
    equivalents outstanding:
  Basic                                    14,051         13,900       13,226
  Diluted                                  14,970         13,900       13,574



See accompanying Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
                                                     1997 ATL Annual Report   19

--------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

YEAR ENDED

December 31,                                  1997          1996         1995

In thousands
--------------------------------------------------------------------------------
Operating Activities
  Net income (loss)                       $ 21,171      $   (828)    $ 12,002
  Adjustments to reconcile net income
    (loss) to cash provided (used) by
    operating activities:
    Depreciation and amortization           16,282        14,972       16,419
    Deferred income tax expense (benefit)    3,776        (7,944)      (1,009)
    Gain from R&D joint venture                --            --        (6,220)
    Changes in:
      Receivables, net                     (15,109)        1,325      (20,983)
      Inventories                          (14,609)        4,033        4,790
      Prepaid expenses                         348           194         (726)
      Accounts payable and
        accrued expenses                    13,675        (3,934)      (1,031)
      Accrual for litigation claim         (35,636)       30,636          --
      Deferred revenue                      (3,010)          325        4,213
      Taxes on income                       (4,640)        3,030        3,489
      Other                                  1,099         3,350        2,571
                                          --------      --------     --------
           Cash provided (used) by
             operations                    (16,653)       45,159       13,515
                                          --------      --------     --------

Investing Activities
  Investment in property, plant and
    equipment                              (17,515)      (14,902)     (13,771)
  Proceeds from maturing short-term
    investments                                --          4,988          --
  Proceeds from sale of business
    interests                                4,500           --        10,000
  Other                                        --            500         (350)
                                          --------      --------     --------
           Cash used by investing
             activities                    (13,015)       (9,414)      (4,121)
                                          --------      --------     --------

Financing Activities
  Increase (decrease) in short-term
    borrowings                                 146        (2,404)        (656)
  Repayment of long-term debt                 (764)         (659)      (2,391)
  Repurchases of common shares             (11,888)       (8,539)          --
  Exercise of employee stock optons and
    Employee Stock Purchase Plan
    issuances                                9,973         8,569        2,145
                                          --------      --------     --------
           Cash used by financing
             activities                     (2,533)       (3,033)        (902)
                                          --------      --------     --------
Effect of exchange rate changes               (240)         (116)        (727)
                                          --------      --------     --------

Increase (decrease) in cash and cash
  equivalents                              (32,441)       32,596        7,765

Cash and cash equivalents,beginning
  of year                                   63,262        30,666       22,901
                                          --------      --------     --------

Cash and cash equivalents, end of year    $ 30,821      $ 63,262     $ 30,666
                                          ========      ========     ========
--------------------------------------------------------------------------------
Non-cash investing and financing
  transactions:
    Conversion of long-term debt to       $    --       $  1,213     $  2,162
      common shares
    Issuance of common shares to
      benefit plans                       $    232      $    521     $    --

--------------------------------------------------------------------------------
Supplemental Disclosure:
    Cash paid during the year for
      interest                            $  2,545      $  1,731     $  2,135

See accompanying Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
20   1997 ATL Annual Report

-------------------------------------------------------------------------------
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                  Common             Unearned                       Foreign
                                 Stock and          Restricted                      Currency         Total
                                  Paid-In             Share         Accumulated    Translation    Shareholders'
In thousands                      Capital          Compensation        Deficit      Adjustment       Equity
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994       $233,328            $(1,779)        $(38,097)       $(2,276)      $191,176
  Net income                          --                 --            12,002            --          12,002
  Issuance of restricted shares       297               (297)             --             --             --
  Amortization of restricted
    share compensation                --               1,003              --             --           1,003
  Exercise of employee stock
    options                         2,145                --               --             --           2,145
  Conversion of long-term
    debt to common shares           2,162                --               --             --           2,162
  Foreign currency translation
    adjustment                        --                 --               --           2,435          2.435
                                 --------            -------         --------        -------       --------

BALANCE, DECEMBER 31, 1995        237,932             (1,073)         (26,095)           159        210,923
  Net loss                            --                 --              (828)           --            (828)
  Issuance of restricted shares     2,033             (2,033)             --             --             --
  Amortization of restricted
    share compensation                --                 972              --             --             972
  Exercise of employee stock
    options                         8,569                --               --             --           8,569
  Issuance of common shares to
    benefit plans                     521                --               --             --             521
  Conversion of long-term debt
    to common shares                1,213                --               --             --           1,213
  Repurchase of common shares      (8,539)               --               --             --          (8,539)
  Foreign currency translation
    adjustment                        --                 --               --          (1,581)        (1,581)
                                 --------            -------         --------        -------       --------

BALANCE, DECEMBER 31, 1996        241,729             (2,134)         (26,923)        (1,422)       211,250
  Net income                          --                 --            21,171            --          21,171
  Issuance of restricted shares     3,588             (3,588)             --             --             --
  Amortization of restricted
    share compensaton                 --               1,428              --             --           1,428
  Exercise of employee stock
    options                         9,049                --               --             --           9,049
  Issuance of common shares to
    benefit plans                     232                --               --             --             232
  Employee Stock Purchase Plan
    issuances                         924                --               --             --             924
 Tax benefit from exercise of
    employee stock options          2,532                --               --             --           2,532
 Repurchase of common shares      (11,888)               --               --             --         (11,888)
 Foreign currency translation
    adjustment                        --                 --               --          (4,977)        (4,977)
                                 --------            -------         --------       --------       --------

BALANCE, DECEMBER 31, 1997       $246,166            $(4,294)        $ (5,752)      $ (6,399)      $229,721
                                 ========            =======         ========       ========       ========

See accompanying Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
                                                     1997 ATL Annual Report   21

--------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Dollars in thousands, except per share data

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The consolidated financial statements include the accounts of ATL Ultrasound, Inc. (ATL), formerly known as Advanced Technology Laboratories, Inc., which include its subsidiaries and is referred to as the "Company." All significant intercompany accounts and transactions have been eliminated in consolidation.

Operations

     The Company is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems and related accessories and supplies. The Company sells its products to hospitals, clinics and physicians for use in radiology, cardiology, women's health care, vascular, musculoskeletal and intraoperative applications.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist primarily of foreign currency exchange contracts and trade receivables. The Company's investment portfolio is diversified and consists primarily of investment grade securities that approximate fair market value. The Company concentrates its foreign currency exchange contracts primarily with one major U.S. financial institution.

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

Financial Instruments

     The Company enters into foreign currency exchange contracts to reduce exposure to foreign currency fluctuations associated with settlement of intercompany receivables and payables denominated in foreign currencies. Foreign exchange contracts generally have maturities of less than one year and are accounted for on the fair value method. Gains and losses resulting from these instruments are recognized in the same period as the underlying foreign currency transaction gains and losses and are included in other (income) expense, net. At December 31, 1997 and 1996, the Company had foreign currency exchange contracts to purchase totaling $19,029 and $15,632 and to sell totaling $40,863 and $28,260, respectively. The Company does not use foreign currency exchange contracts or other derivative financial instruments for speculative or trading purposes.

     The Company has other financial instruments consisting of cash and cash equivalents, trade receivables, long-term installment receivables, accounts payable, short-term borrowings and long-term debt. The fair value of the Company's financial instruments based on current market indicators or quotes from brokers approximates their carrying amount.

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

Cash and Cash Equivalents

     For purposes of the statement of cash flows, cash equivalents are defined as investments with maturities of three months or less at the date of purchase.

Inventories

     Inventories are valued at the lower of cost, determined by the first-in, first-out method, or market. The Company follows a uniform policy for its worldwide operations to provide adequate reserves for inventory obsolescence.

Property, Plant and Equipment

     The costs of significant additions and improvements to property, plant and equipment are capitalized. Maintenance and repair costs are expensed as incurred. Buildings, machinery, equipment, computers and purchased software are depreciated primarily using the straight-line method over the following estimated useful lives:

            --------------------------------------------------
            Buildings                                 40 years
            Machinery and equipment                 3-10 years
            Computers and purchased software         3-5 years
            --------------------------------------------------

     Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. For long-lived assets, including property, plant and equipment, the Company evaluates the carrying value of the assets by

--------------------------------------------------------------------------------
22   1997 ATL Annual Report
comparing the estimated future cash flows generated from the use of the asset and its eventual disposition with the assets' reported net book value. The carrying value of assets is evaluated for impairment when events or changes in circumstances occur which may indicate the carrying amount of the asset may not be recoverable.

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

Sales-type Leases and Installment Sales Contracts

     The Company leases its ultrasound imaging products to customers under sales-type leases and installment sales contracts with terms ranging from two to five years. The Company currently sells its contract receivables to outside parties on a regular basis, the majority without recourse. Contract receivables which have not been sold as of the balance sheet date are included in receivables, net.

Product Warranty

     At the time of shipment, the Company provides for the estimated cost to repair or replace products sold under warranties. Such warranties generally cover a 12-month period.

Stock-based Compensation

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in measuring compensation costs for its stock option and stock purchase plans. The Company discloses proforma net income
(loss) and net income (loss) per share as if compensation cost had been determined consistent with Statement of Financial Accounting Standard (FAS) No. 123, Accounting for Stock-Based Compensation.

Per Share Data

     In accordance with FAS No. 128, Earnings Per Share, the Company has reported both basic and diluted net income (loss) per common share for each period presented. Basic earnings per share (EPS) is calculated based on the weighted average number of common shares outstanding during the period. The computation of diluted EPS includes the effect of all dilutive potential common shares outstanding. Conversion of dilutive potential common shares is assumed based on the average market price of common shares outstanding during the period.

     All previously reported earnings per share data have been restated to conform with the provisions of FAS 128.

Reclassifications

     Certain amounts reported in previous years have been reclassified to conform to the 1997 presentation.

2.   RESTRUCTURING & RELOCATION

     In 1995, the Company consolidated its East Coast operations located in Ambler, Pennsylvania with the Company's corporate headquarters in Bothell, Washington. The consolidation resulted in the relocation of Ambler manufacturing, administrative and R&D functions to Bothell.

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

3.   SALE OF IMAGE MANAGEMENT BUSINESS

     Effective May 12, 1997, the Company sold its image management business to Eastman Kodak. Revenues from this business were $2,074, $8,112 and $11,335 in 1997, 1996 and 1995, respectively.

4.   RECEIVABLES, NET

                                               1997                 1996
                                             --------             --------
Trade receivables                            $139,084             $132,728
Less allowance for doubtful accounts
  and sales returns                            (7,534)              (8,624)
                                             --------             --------
                                              131,550              124,104
Other receivables                               4,801                2,820
                                             --------             --------
                                             $136,351             $126,924
                                             ========             ========

     Lease contract receivables of $4,896 and $7,818 and the current portion of Latin American installment receivables of $1,854 and $6,135, net of allowance, at December 31, 1997 and 1996, respectively, are included in trade receivables.


5.   INVENTORIES

                                               1997                 1996
                                             --------             --------
Materials and work in process                $ 36,717             $ 30,132
Finished products                              20,545               20,481
Demonstrator equipment                         23,838               19,643
Customer service                               17,577               19,655
                                             --------             --------
                                             $ 98,677             $ 89,911
                                             ========             ========

--------------------------------------------------------------------------------
                                                     1997 ATL Annual Report   23

--------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   PROPERTY, PLANT AND EQUIPMENT, NET

                                                    1997                1996
                                                  --------            --------
Land and improvements                             $  7,918            $  7,930
Buildings and leasehold improvements                36,062              35,231
Machinery and equipment                             57,194              51,672
Computers and purchased software                    45,255              42,370
                                                  --------            --------
                                                   146,429             137,203
Less accumulated depreciation
  and amortization                                 (71,799)            (64,803)
                                                  --------            --------
                                                  $ 74,630            $ 72,400
                                                  ========            ========

     Land and buildings with a net book value of $34,084 serve as collateral on long-term debt at December 31, 1997.

7.   OTHER ASSETS, NET

     Other assets, net, includes $1,317 and $2,355 of long-term installment receivables, net of allowance for doubtful accounts of $246 and $997 in 1997 and 1996, respectively.

     Long-term installment receivables represent scheduled monthly, quarterly or semi-annual payments due from Latin American customers beyond one year (see Note 1, Concentration of Credit Risk). Payment terms on extended term receivables generally range from one to four years and the Company generally charges interest at rates of 8% to 11%.

     Amortization of intangible assets included in other assets, net, was $897 in 1997, $948 in 1996 and $1,481 in 1995.

8.   SHORT-TERM BORROWINGS

     At December 31, 1997, short-term borrowings represent foreign currency borrowings carrying interest rates ranging from 8% to 18% under lines of credit maintained by foreign subsidiaries for working capital purposes. These credit lines are primarily unsecured or are guaranteed by the parent company. The weighted average interest rate on short-term borrowings was 8.5% and 15% at December 31, 1997 and 1996, respectively.

     At December 31, 1997, the Company had available unsecured credit facilities totaling $25,000, including a committed line of credit of $15,000. No borrowings were outstanding under these facilities at December 31, 1997. The loan agreement for the committed line of credit includes various covenants relating to financial ratios and restrictions on cash dividends. The Company was in compliance with these covenants at December 31, 1997.

9.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                    1997                1996
                                                  --------            --------
Accounts payable                                  $ 33,181            $ 24,769
                                                  --------            --------

Accrued expenses
  Salaries and other compensation                   27,238              25,983
  Warranty reserves                                  5,281               4,574
  Other                                             14,829              14,529
                                                  --------            --------
                                                    47,348              45,086
                                                  --------            --------
                                                  $ 80,529            $ 69,855
                                                  ========            ========

10.  PATENT LITIGATION  PROVISION

     The Company accrued a patent litigation provision of $29,557 in the second quarter of 1996 in addition to $5,000 previously accrued in 1994. The underlying lawsuit was filed in the U.S. District Court for the Northern District of California and concerned a patent on an electrical circuit used in three of ATL's discontinued products sold primarily in the 1980's. The patent expired in 1994 and the circuit in dispute has never been used in any of ATL's current product lines. In October 1997, the U.S. Court of Appeals affirmed the lower court judgment awarding damages of $27,948, plus interest and legal fees, in favor of the plaintiff. The claim was paid in full as of December 31, 1997. The decision in this lawsuit did not adversely affect past or existing product shipments and will not have any effect on the sale, use or service of any current or past products.

11.  LONG-TERM DEBT

                                                    1997                1996
                                                  --------            --------
Bank term loan at LIBOR plus 1.25% (7.25%
   at December 31, 1997), twenty-five year
   amortization, secured by land and buildings,
   matures February 2005                          $ 10,971            $ 11,171

3% Pennsylvania Industrial Development &
   Authority bonds, secured by land and
   buildings, due February 2005                      1,785               2,033

Other                                                  --                  316
                                                  --------            --------
                                                    12,756              13,520
Less current portion                                   449                 584
                                                  --------            --------
Long-term debt, less current portion              $ 12,307            $ 12,936
                                                  ========            ========

--------------------------------------------------------------------------------
24   1997 ATL Annual Report

     In February 1996, ATL converted $1,213 of subordinated convertible debentures into 71,577 shares of the Company's common stock.

     The bank term loan includes various covenants relating to financial ratios and restrictions on cash dividends. The Company was in compliance with these covenants at December 31, 1997.

     At December 31, 1997, the aggregate maturities of long-term debt are as follows: $449 in 1998, $473 in 1999, $497 in 2000, $523 in 2001, $549 in 2002
and $10,265 thereafter.

12.  OTHER LONG-TERM LIABILITIES

                                                    1997                1996
                                                  --------            --------
Deferred revenue on multi-year
  service contracts                               $ 11,245            $ 11,639
Deferred income taxes                                4,276               5,188
Long-term pension obligations                        5,341               4,362
                                                  --------            --------
                                                  $ 20,862            $ 21,189
                                                  ========            ========

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

                                       1997            1996            1995
                                      ------          ------          ------
Service cost for benefits
   earned during the year             $2,496          $2,335          $1,916
Interest cost on projected benefit
   obligation                          2,049           1,643           1,041
Income on plan assets                 (4,248)         (1,897)         (2,241)
Net amortization and deferral          3,065           1,309           1,727
                                      ------          ------          ------
Net pension costs                     $3,362          $3,390          $2,443
                                      ======          ======          ======

     The funded status of the plans at December 31, 1997 and 1996 is:

--------------------------------------------------------------------------------
RETIREMENT PLAN
--------------------------------------------------------------------------------

                                               1997           1996
                                              -------        -------
Accumulated benefit obligation,
  substantially all vested                    $18,949        $14,716
                                              -------        -------
Projected benefit obligation, including
  the effect of projected future salary
  increases                                   $28,584        $21,909
Plan assets at fair value                      21,656         15,732
                                              -------        -------
Excess of projected benefit obligation
  over plan assets                              6,928          6,177
Unrecognized prior service costs                 (182)          (344)
Unrecognized net experience loss               (4,590)        (4,416)
                                              -------        -------
Accrued pension cost                          $ 2,156        $ 1,417
                                              =======        =======

-------------------------------------------------------------------------------
SUPPLEMENTAL PLANS
--------------------------------------------------------------------------------
                                               1997            1996
                                              ------          ------
Accumulated benefit obligation,
  substantially all vested                    $3,185          $2,945
                                              ------          ------
Projected benefit obligation,
  including the effect of projected
  future salary increases                     $3,715          $3,179
Plan assets at fair value                        --              --
                                              ------          ------
Excess of projected benefit
  obligation over plan assets                  3,715           3,719
Unrecognized prior service costs                (613)           (704)
Unrecognized net experience loss                (504)           (162)
Adjustment to recognize minimum
  liability                                      587             632
                                              ------          ------
Accrued pension costs                         $3,185          $2,945
                                              ======          ======

-------------------------------------------------------------------------------

     The Company has reported an additional minimum liability of $587 and $632 at December 31, 1997 and 1996, respectively, representing the excess of the accumulated benefit obligation over accrued pensions costs for the Supplemental Plans. A corresponding amount is recognized as an intangible asset to the extent of unrecognized prior service costs.

      The projected benefit obligations are based on employee census information as of the beginning of each year.

      The weighted average discount rate used in determining the end of year acturial present value of the projected benefit obligation was 7.25% for 1997, 7.5% for 1996 and 7.25% for 1995. The assumed annual rate of increase in future compensation levels was 7.5% for the first five years of service and 5% thereafter. The expected long-term rate of return on plan assets was 10% for 1997 and 1996 and 9% in 1995.

      A 401(k) retirement savings plan is maintained for all U.S. employees. The Company's contributions to this plan were $1,447, $1,376 and $1,317 in 1997, 1996 and 1995, respectively.

      The Company has a profit sharing program which provides for employee incentive awards when pre-tax return on sales exceeds 7%. No awards have been made under this program.

--------------------------------------------------------------------------------
                                                     1997 ATL Annual Report   25

--------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

14.  SHAREHOLDERS' EQUITY

      At December 31, 1997, the Company had the following stock compensation plans: the 1992 Option, Stock Appreciation Right, Restricted Stock, Stock Grant and Performance Unit Plan, the 1992 Nonofficer Employee Stock Option Plan, the 1986 Management Incentive Plan (collectively the Employee Stock Plans); the Nonemployee Director Stock Option Plan and the Employee Stock Purchase Plan. Had compensation cost for the Company's stock-based compensation plans been determined consistent with FAS 123, the Company's net income and earnings per share would have been reduced to the proforma amounts as indicated below:

------------------------------------------------------------------------------------------------------
                                                               1997              1996            1995
                                                             -----------------------------------------
Net Income (Loss)                        As Reported         $21,171           $  (828)        $12,002
                                         Proforma             17,567            (2,342)         11,727
Basic net income (loss) per share        As Reported         $  1.51           $ (0.06)        $  0.91
                                         Proforma               1.25             (0.17)           0.89
Diluted net income (loss) per share      As Reported         $  1.41           $ (0.06)        $  0.88
                                         Proforma               1.19             (0.17)           0.86
------------------------------------------------------------------------------------------------------

     Under the Employee Stock Plans, 3,320,000 shares of common stock are authorized primarily for issuance upon exercise of stock options at prices equal to the fair market value of the Company's common shares at the date of grant, for restricted shares at par value, and for unrestricted shares at par value. At December 31, 1997, 97,300 shares were available for grants under the Employee Stock Plans. Stock options are generally exercisable at 25% each year over a four year vesting period and generally have a term of 10 years from date of grant.

     Under the Nonemployee Director Stock Option Plan, 105,000 shares of common stock are authorized for the issuance of stock options at prices equal to the fair market value of the Company's common shares at the date of grant. At December 31, 1997, 11,000 shares were available for grants under this plan.

     Under the 1986 Option, Restricted Stock, Stock Appreciation Right and Performance Unit Plan, there were approximately 222,000 stock options outstanding at December 31, 1997. Use of this plan for grants of stock, stock options and other awards terminated in 1992.

     Proforma compensation expense is recognized for the fair value of each option estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used for option grants in 1997, 1996 and 1995, respectively: expected volatility of 39%, 34% and 26%; risk-free interest rates of 6.2%, 6.6% and 6.7%; expected lives of 4.25 years and zero dividend yield.

     A summary of the Company's stock option plans as of December 31 and changes during the year ended on those dates is presented below (shares in thousands):

----------------------------------------------------------------------------------------------------------------------------
                                        1997                             1996                            1995
                              ----------------------------------------------------------------------------------------------
                                         Weighted-Average                 Weighted-Average                  Weighted-Average
                               Shares     Exercise Price       Shares      Exercise Price      Shares        Exercise Price
                              ----------------------------------------------------------------------------------------------
Outstanding at
  beginning of year             2,158        $18.38             2,206         $15.73            2,109           $15.37

Granted                           293        $39.91               545         $31.50              344           $16.06
Exercised                        (562)       $12.56              (544)        $15.71             (140)          $10.58
Canceled                          (42)       $24.15               (49)        $20.96             (107)          $16.40
                                -----                           -----                           -----
Outstanding at end
  of year                       1,847        $23.44             2,158         $18.38            2,206           $15.73
                                =====                           =====                           =====
Options exercisable
  at year-end                     984                           1,102                           1,175
Weighted-average fair
  value of options
  granted during the year      $15.26                          $12.64                           $5.83
----------------------------------------------------------------------------------------------------------------------------

The following is a summary of stock options outstanding at December 31, 1997 (shares in thousands):

----------------------------------------------------------------------------------------------------------------------------
                                     Options Outstanding                                           Options Exercisable
                 -----------------------------------------------------------------------------------------------------------
Range of                              Weighted-Average
Exercise            Number            Life Remaining         Weighted-Average                 Number         Weighted-Average
 Prices          Outstanding            Contractual            Exercise Price               Exercisable       Exercise Price
----------------------------------------------------------------------------------------------------------------------------
$5 - $25            1,084                5.4 years                $16.05                       858               $15.94
$26 - $46             763                8.7 years                $34.05                       126               $32.60
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
26   1997 ATL Annual Report

     Effective January 1, 1997, the Company implemented an Employee Stock Purchase Plan (ESPP) for the benefit of substantially all employees. Under the terms of the ESPP, the Company is authorized to issue up to 300,000 shares of common stock. The ESPP enables employees to purchase shares of ATL common stock at a discounted price through after-tax payroll deductions. The Company does not participate in the funding of this plan. The Company issued 67,852 shares for employee stock purchases in 1997. At December 31, 1997, 232,148 shares were available for purchase under this plan. Proforma compensation expense is recognized for the fair value of each employee stock purchase right estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used for employee stock purchases in 1997: expected volatility of 42%; risk-free interest rates of 5.1%; expected lives of .5 years; and zero dividend yield. The weighted-average fair value of employee stock purchase rights granted in 1997 was $12.59.

     In 1997, 1996 and 1995, 95,700, 70,000 and 14,680 shares, respectively, of restricted stock were issued at par value. The weighted-average fair value of those restricted shares granted in 1997, 1996 and 1995 was $37.02, $29.41 and $15.80, respectively.

     The Company repurchased 343,000 shares of its own common stock in the open market for $11,888 in 1997 under share repurchase programs intended to service ATL's benefit programs. The Company repurchased 289,000 shares totaling $8,539 in 1996. In May 1997, the Board of Directors authorized the Company to purchase up to 1,000,000 shares of its common stock, subject to certain criteria. A similar authorization was also granted in May 1996.

15.  INCOME TAXES

The components of income (loss) before income taxes were:

-------------------------------------------------------------------------------
                                 1997            1996             1995

U.S. operations                $17,684         $(9,236)         $ 9,491
International operations         8,209           6,662            4,997
                               -------         -------          -------
                               $25,893         $(2,574)         $14,488
                               =======         =======          =======


Income tax expense (benefit) consists of the following:
------------------------------------------------------------------------------
                               1997          1996         1995
                             -------       -------       ------
Current:
      U.S. Federal           $(3,494)      $ 2,418       $1,378
      U.S. State and Local       200           500          500
      International            4,240         3,280        1,617
Deferred:
      U.S. Federal             3,939        (7,608)        (825)
      International             (163)         (336)        (184)
                             -------       -------       ------
                             $ 4,722       $(1,746)      $2,486
                             =======       =======       ======
------------------------------------------------------------------------------

     For Federal income tax purposes, the Company receives a deduction arising from the exercise of employee stock options equal to the difference between the fair market value at date of exercise and the original option grant price. This tax benefit of $2,532 is reported as a credit to paid-in capital at December 31, 1997.

     The difference between taxes computed by applying the U.S. Federal income tax rate of 34% to income (loss) before income taxes and the actual income tax expense (benefit) follows:

--------------------------------------------------------------------------------------------------
                                                                1997           1996          1995
                                                              -------        -------       -------
Expected income taxes at U.S. statutory rate                  $ 8,804        $  (875)      $ 4,926

Increase (reduction) in income taxes resulting from:
      State and local income taxes                              2,006         (1,150)          330
      Taxes related to foreign operations                       1,325            324           941
      Tax accrual adjustment                                    1,545          1,405           --
      Change in valuation allowance excluding
           intraperiod items                                   (6,073)          (727)       (4,030)
      Increase in R&D Credit                                   (3,628)        (1,269)          --
      Other, net                                                  743            546           319
                                                              -------        -------       -------
                                                              $ 4,722        $(1,746)      $ 2,486
                                                              =======        =======       =======
--------------------------------------------------------------------------------------------------

     The Company had net payments of income taxes of $5,767, $3,574 and $632 in 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------
                                                     1997 ATL Annual Report   27

--------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------
                                                 1997                  1996
                                               --------              --------
Deferred tax assets
  Receivables                                  $  5,652              $  2,849
  Inventories                                    11,800                13,635
  Net operating loss carryforwards                1,307                   767
  State taxes                                     2,995                 4,869
  Compensation                                    5,225                 4,870
  Provision for litigation claim                    --                 12,116
  Research and experimentation credit
   carryforwards                                 11,362                 7,734
  Other                                             764                 1,084
                                               --------              --------
Gross deferred tax assets                      $ 39,105              $ 47,924
Less valuation allowance                        (25,437)              (29,678)
                                               --------              --------
Net deferred tax assets                        $ 13,668              $ 18,246
Deferred tax liabilities, primarily
 depreciation and intangible assets              (4,386)               (5,188)
                                               --------              --------
Deferred income taxes, net                     $  9,282              $ 13,058
                                               ========              ========
-------------------------------------------------------------------------------

     In determining the realizability of deferred tax assets, the Company primarily considers its deferred tax liabilities, tax planning strategies, future earnings and potential carryback opportunities.

     At December 31, 1997, the Company had net operating loss carryforwards for statutory purposes of approximately $3,600, which begin to expire after 2000 or have no expiration date. The Company also has U.S. research and experimentation credit carryforwards of approximately $11,400 with expiration dates from 1998 through 2012. Utilization of carryforwards from acquired subsidiaries may be limited due to change in ownership rules of the Internal Revenue Code.

     Provision has not been made for U.S. or additional foreign taxes on the undistributed earnings of the Company's foreign subsidiaries which total approximately $11,100. These earnings could become subject to additional tax if they were remitted as dividends, lent to the Company, or if the Company should sell its stock in these subsidiaries. With the exception of Australia and the United Kingdom, it is anticipated that the undistributed earnings will be reinvested. The tax impact of repatriating undistributed earnings from Australia and the United Kingdom will be substantially offset by realization of foreign tax credits.

16.  RESEARCH AND DEVELOPMENT ARRANGEMENTS

     In December 1995, the Company entered into a research and development joint venture with Hitachi Medical Corporation (Hitachi). The Company received proceeds of $10,000 and reported a $6,220 gain. The gain is reported in other (income) expense, net, in 1995. The technology resulting from this joint venture is available to both ATL and Hitachi for new product offerings and product features. ATL will receive royalty payments in the future based upon Hitachi's revenues from jointly developed technology. ATL received funding from Hitachi of $1,150 in 1997, $2,300 in 1996 and $1,000 in 1995 which is reported in research and development expenses.

     In May 1996, ATL, the University of Washington, Harris Semiconductor and VLSI Technology, Inc. entered into a consortium to develop a handheld ultrasound device for use in military and commercial applications. The U.S. Government's Advanced Research Projects Agency selected the project for matched funding and will contribute approximately half of the estimated project costs with the remaining funding coming from the project consortium. ATL recognized funding of $2,948 and $1,029 in 1997 and 1996, respectively, on this project which is reported in research and development expense. See Note 23, Subsequent Event, for a description of the tax-free distribution of handheld business shares to ATL shareholders.

17.  OTHER (INCOME) EXPENSE, NET

     Other (income) expense, net, includes foreign exchange gains and losses consisting of realized gains and losses on cash transactions involving various foreign currencies, unrealized gains and losses resulting from exchange rate fluctuations primarily affecting intercompany accounts and gains and losses on forward exchange contracts. Net losses from foreign currency transactions were $641, $329 and $22 in 1997, 1996 and 1995, respectively.

     Other (income) expense, net, also includes Washington State Business and Occupation (B&O) taxes of $83, $652 and $(606) in 1997, 1996 and 1995, respectively. This tax is a gross receipts tax imposed on products manufactured in the State of Washington and is levied in lieu of a state income tax. The Company reported a benefit related to a B&O tax audit which was concluded in 1995, of which $1,000 is classified as other (income) expense, net.

     In 1997, other (income) expense, net includes a gain from the sale of the Company's image management business as discussed in Note 3, Sale of Image Management Business. Other (income) expense, net, in 1995 includes a $6,220 gain from the Hitachi R&D joint venture, as discussed in Note 16, Research and Development Arrangements.

--------------------------------------------------------------------------------
28   1997 ATL Annual Report

18.  COMMITMENTS AND CONTINGENCIES

Leases

     The Company was obligated at December 31, 1997 under long-term operating leases for various types of property and equipment, with minimum aggregate rentals totaling $15,958 as follows: $5,214 in 1998, $3,647 in 1999, $2,662 in
2000, $2,069 in 2001, $1,946 in 2002 and $420 thereafter.

     Many of the Company's leases contain renewal options and clauses for escalations of rent and payment of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Certain leases are expected to be renewed or replaced at expiration. Total rental expense under operating leases was $8,449, $8,078 and $6,940 in 1997, 1996 and 1995, respectively.

Building Commitments

     The Company began construction of a new 101,000 square foot building on its corporate campus in August 1997. On December 12, 1997, the Company signed an addendum to its construction contract authorizing additional expenditures of up to $10,000 on the project, substantially all of which remains outstanding at December 31, 1997.

Legal Contingencies

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

19.  EARNINGS PER SHARE

     The following schedule represents a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations.

----------------------------------------------------------------------------------------------------------------
                                           1997                      1996                         1995
                                 ------------------------    -----------------------    ------------------------
                                  Income   Shares   EPS       Loss   Shares    EPS       Income   Shares    EPS
                                 ------------------------    -----------------------    ------------------------
Weighted-average shares
   outstanding                             14,176                    14,025                       13,376
Weighted-average unvested
   restricted stock                          (125)                     (125)                        (150)

BASIC EPS                        $21,171   14,051   $1.51    $(828)  13,900   $(0.06)   $12,002   13,226   $0.91

Effect of Dilutive Securities
Restricted Stock                               54                         -                           79
Common stock equivalents                      865                         -                          269

Diluted EPS                      $21,171   14,970   $1.41    $(828)  13,900   $(0.06)   $12,002   13,574   $0.88
----------------------------------------------------------------------------------------------------------------

     Common stock equivalents totaling 171,000, 2,408,000 and 509,000 shares in 1997, 1996 and 1995, respectively, were excluded from the calculation of diluted earnings per share as they were antidilutive.

--------------------------------------------------------------------------------
                                                     1997 ATL Annual Report   29

--------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

20.  GEOGRAPHIC SEGMENT INFORMATION

     The Company operates in one industry segment: developing, manufacturing, marketing and servicing diagnostic medical ultrasound imaging systems and related accessories and supplies. Internationally, the Company's products are marketed through its subsidiaries and independent distributors, with subsidiaries located in Asia, Europe, South America, Australia and Canada. In some of these countries, changes in the political and economic conditions could adversely impact the Company's ability to market products or recover assets.

     A summary of the Company's operations by geographic area follows:

-----------------------------------------------------------------------------
                                           1997          1996          1995
                                         --------      --------      --------
Revenues:
  U.S.                                   $282,223      $270,880      $261,762
  Transfers between geographic areas       92,928        88,464        84,505
                                         --------      --------      --------
    Total U.S.                            375,151       359,344       346,267

  International:
    Europe                                 96,775       108,210       106,168
    Other                                  52,246        40,067        31,516
                                         --------      --------      --------
    Total International                   149,021       148,277       137,684

  Eliminations                            (92,928)      (88,464)      (84,505)
                                         --------      --------      --------
                                         $431,244      $419,157      $399,446
                                         ========      ========      ========

Income (loss) before income taxes:
  U.S.                                   $ 17,692      $(10,752)     $  8,684
  International:
    Europe                                  2,842         3,390         4,468
    Other                                   5,367         3,272           529
                                         --------      --------      --------
    Total International                     8,209         6,662         4,997

  Adjustments/eliminations                     (8)        1,516           807
                                         --------      --------      --------
                                         $ 25,893      $ (2,574)     $ 14,488
                                         ========      ========      ========
-----------------------------------------------------------------------------

                                         1997             1996
                                       --------         --------
Geographic Assets:
  U.S.                                 $250,761         $250,012
  International:
    Europe                               61,061           59,048
    Other                                41,937           32,016
                                       --------         --------
    Total International                 102,998           91,064

  Adjustments/eliminations               (4,195)          (7,885)
                                       --------         --------
  Geographic Assets                    $349,564         $333,191
  General corporate assets
    (cash and cash equivalents)          12,246           47,010

  Consolidated assets                  $361,810         $380,201
                                       ========         ========

Net assets of International
 subsidiaries                          $ 74,449         $ 66,667
                                       ========         ========
-----------------------------------------------------------------------------

     International revenues, including both international operations and U.S. export sales, were as follows:

-------------------------------------------------------------------------------
                                   1997           1996           1995
                                 --------       --------       --------
International operations         $149,021       $148,277       $137,684
U.S. export sales                  61,474         58,526         50,991
                                 --------       --------       --------
Total international revenues     $210,495       $206,803       $188,675
                                 ========       ========       ========
-------------------------------------------------------------------------------

21.  MARKET INFORMATION AND DIVIDEND POLICY (UNAUDITED)

     The Company's Common Stock, $0.01 par value, trades on the Nasdaq National Market under the symbol ATLI. The following table sets forth the high and low sale prices per share of the Company's Common Stock as reported on the Nasdaq National Market for each quarter during the last two fiscal years.

-------------------------------------------------------------------------------
1997                                HIGH                           LOW
----                               -------                       --------
First Quarter                      $37                           $28 3/4
Second Quarter                     $45 1/4                       $27
Third Quarter                      $47 7/8                       $33 3/4
Fourth Quarter                     $48 1/8                       $39 7/16

1996                                HIGH                           LOW
----                               -------                       --------
First Quarter                      $31 1/2                       $20 1/2
Second Quarter                     $40 3/4                       $26 1/2
Third Quarter                      $38 1/2                       $25 1/4
Fourth Quarter                     $33 1/4                       $25
-------------------------------------------------------------------------------

     The approximate number of shareholders of record of the Company's Common Stock as of December 31, 1997 was 7,335.

     The Company has not paid any cash dividends on its capital stock and does not currently have any plans to pay such dividends in the foreseeable future. The Company's dividend policy is dependent upon its earnings, its overall financial condition and other factors to be considered by the Board of Directors from time to time.

-------------------------------------------------------------------------------
30   1998 ATL Annual Report

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------
                                                                                     QUARTERS
                                                    --------------------------------------------------------------------------
                                                     FIRST           SECOND           THIRD            FOURTH          TOTAL
                                                    --------        --------         --------         --------        --------
1997
Revenues                                            $100,118        $100,808         $ 92,988         $137,330        $431,244
Gross profit                                          47,780          49,426           44,643           71,970         213,819
Income (loss) from operations                          2,454           3,010           (2,604)          22,402          25,262
Income (loss) before income taxes                      2,566           3,185           (2,454)          22,596          25,893
Net income (loss)                                   $  2,052        $  2,549         $ (1,962)        $ 18,532        $ 21,171
Net income (loss) per share-diluted                 $   0.14        $   0.17         $  (0.14)        $   1.23        $   1.41

1996
Revenues                                            $ 94,799        $ 98,593         $100,265         $125,500        $419,157
Gross profit                                          45,097          47,753           49,254           62,878         204,982
Income (loss) from operations                          3,491         (25,495)           4,789           14,143          (3,072)
Income (loss) before income taxes                      3,712         (25,210)           4,733           14,191          (2,574)
Net income (loss)                                   $  2,970        $(19,179)        $  3,787         $ 11,594        $   (828)
Net income (loss) per share-diluted                 $   0.20        $  (1.38)        $   0.25         $   0.78        $  (0.06)
------------------------------------------------------------------------------------------------------------------------------

     Quarterly per share data shown do not add to the total in 1997 and 1996 due to changes in the number of weighted-average shares outstanding during the year from exclusion of common stock equivalents in loss periods as they were antidilutive.

     The 1996 results include a non-recurring expense of $29,557 for a patent litigation provision and a $(6,900) related income tax benefit in the second quarter.

     The Company is providing the following information to assist in identifying trends in existing and ongoing business operations. This information represents a non-GAAP measure of net income which should not be relied upon as a substitute for the actual reported measures of net income.

------------------------------------------------------------------------------------------------------------------------------
                                                                                     QUARTERS
                                                    --------------------------------------------------------------------------
                                                     FIRST           SECOND           THIRD            FOURTH          TOTAL
                                                    --------        --------         --------         --------        --------
1996
Net income, excluding non-recurring item             $2,970          $3,478           $3,787           $11,594         $21,829
Net income per share, excluding non-recurring
  item - diluted                                     $ 0.20          $ 0.23           $ 0.25           $  0.78         $  1.47
------------------------------------------------------------------------------------------------------------------------------

23.  SUBSEQUENT EVENT

     On February 2, 1998, the Company approved a plan to spin-off its handheld business as an independent, publicly owned company. This transaction is to be effected through the tax-free distribution of handheld business shares to ATL shareholders after the first quarter of 1998 (the "Distribution"). The Company's shareholders will receive one share of handheld business common stock for each three shares of the Company's common stock held. In connection with the Distribution, the Company will contribute to the handheld business, capital of $15,000 in cash on the Distribution date and $15,000 in cash on January 15, 1999. The Company and the handheld business will also enter into a number of agreements to facilitate the Distribution and the transition of the Company to an independent business. A registration statement on Form 10 was filed with the Securities and Exchange Commission in the name of Handheld Ultrasound Systems, Inc. on February 13, 1998.

     To date, there have been no revenues from the sale of handheld ultrasound devices. The handheld business has been focused on the research, development and commercialization of handheld technology and all business activities, including U.S. Government development contract funding, have been reported in the Company's operating expenses which totaled $5,994 and $1,764, respectively, for the years ended December 31, 1997 and 1996. The unaudited earnings per share impact of the handheld business net operating expenses was $0.32 in 1997 and $0.12 in 1996.

--------------------------------------------------------------------------------
                                                     1997 ATL Annual Report   31

--------------------------------------------------------------------------------
                       DIRECTORS AND CORPORATE OFFICERS
--------------------------------------------------------------------------------

BOARD OF DIRECTORS                           CORPORATE OFFICERS

Dennis C. Fill                               Dennis C. Fill
Chairman of the Board                        Chairman of the Board
Chief Executive Officer                      Chief Executive Officer

Kirby L. Cramer                              Pamela L. Dunlap
Chairman of the Organization and             Senior Vice President
Nominating Committee;                        Finance and Administration,
Chairman Emeritus                            Chief Financial Officer
Hazleton Laboratories Corporation
Kirkland, Washington                         SENIOR VICE PRESIDENTS

Harvey Feigenbaum, M.D.                      Donald D. Blem
Chairman of the Scientific Advisory Board;
Distinguished Professor of Medicine          Cass F. Diaz
Indiana University Medical Center
Indianapolis, Indiana                        Victor H. Reddick

Eugene A. Larson                             Jacques Souquet, Ph.D.
Scientific Consultant
Former President of ATL Ultrasound           VICE PRESIDENTS

Ernest Mario, Ph.D.                          Greg J. Brand
Chairman of the Compensation Committee;
Chairman and Chief Executive Officer         Anne Marie Bugge
ALZA Corporation
Palo Alto, California                        Sanjoy Chatterji

John R. Miller                               Robert F. Dockendorff
Senior Advisor
Chanen, Painter & Company, Ltd.              William J. Doherty
Investment Bankers
Seattle, Washington                          Edith M. Feild

Phillip M. Nudelman, Ph.D.                   Brian R. Lee
Chairman of the Audit Committee;
Chairman and President                       Ken A. Likkel
Kaiser/Group Health
Seattle, Washington                          Max E. Neves

Harry Woolf, Ph.D.                           Arthur J. Schenck
Professor Emeritus and Former Director
Institute for Advanced Study                 Dieter A. Schwartmann
Princeton, New Jersey
                                             Terrence J. Sweeney

                                             Richard S. Totorica

                                             W. Brinton Yorks, Jr.

--------------------------------------------------------------------------------
32   1997 ATL Annual Report

                              GENERAL INFORMATION

CORPORATE HEADQUARTERS

ATL Ultrasound, Inc.
222100 Bothell Everett Highway, 98021-8431
P.O. Box 3003, 98041-3003
Bothell, Washington

EUROPEAN HEADQUARTERS

ATL Munich
Edisonstrasse 6
D-85716 Unterschleissheim
Munich, Germany

PRINCIPAL INTERNATIONAL SUBSIDIARIES AND FIELD OPERATIONS

Buenos Aires, Argentina
Sydney, Australia
Vienna, Austria
Brussels, Belgium
Toronto, Canada
Beijing, China
Letchworth, England
Paris, France
Solingen, Germany
Madras, India
Milan, Italy
Woerden, Netherlands
Singapore
Stockholm, Sweden

SHAREHOLDER INFORMATION

A copy of the Company's Form 10-K and quarterly news releases may be obtained by contacting the Corporate and Investor Relations Department, ATL Ultrasound,
P.O. Box 3003 Bothell, WA 98041-3003
Telephone: (800) 426-2670, Ext. 7427

Press releases and other corporate information are available on ATL's Web Site at http://www.atl.com

STOCK LISTING

ATL Ultrasound Common Stock is listed on the Nasdaq Stock Market under the symbol ATLI.

TRANSFER AGENT/REGISTRAR

Inquiries regarding change of address, stock transfer or your shareholder account should be sent directly to:

First Chicago Trust Company of New York
Shareholder Relations Dept.
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone: (201) 324-1644

Shareholder inquiries can also be made to Transfer Agent/Registrar on the Worldwide Web at http://www.fctc.com.

E-mail only: fctc@em.fcnbd.com.

It is helpful to include your social security or tax ID number.

             [BACK COVER: CONTINUATION OF PHOTOS FROM FRONT COVER
               OF SURFACE MOUNT MANUFACTURING AND CIRCUIT BOARD]